As filed with the Securities and Exchange Commission on August 23, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

IKANOS COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3661	73-1721486
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

47669 Fremont Boulevard

Fremont, California 94538

(510) 979-0400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Omid Tahernia

Chief Executive Officer

Ikanos Communications, Inc.

47669 Fremont Boulevard

Fremont, California 94538

(510) 979-0400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Allison Leopold Tilley, Esq.	Andrew S. Hughes, Esq.
Gabriella Lombardi, Esq.	Chief Legal Officer
Noelle Matteson, Esq.	Ikanos Communications, Inc.
Pillsbury Winthrop Shaw Pittman LLP	47669 Fremont Boulevard
2550 Hanover Street	Fremont, California 94538
Palo Alto, California 94304

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common Stock, par value $0.001 per share	$30,000,000	$4,092

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to 457(o) under the Securities Act of 1933.
(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August 23, 2013

PROSPECTUS

IKANOS COMMUNICATIONS, INC.

            Shares of Common Stock

We are offering             shares of our common stock. Our common stock is listed on The NASDAQ Capital Market under the symbol “IKAN.” The last reported sale price price of our common stock as reported on The NASDAQ Capital Market on August 22, 2013, was $1.24 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. PLEASE SEE “RISK FACTORS” BEGINNING ON PAGE 7.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters the right to purchase up to an additional             shares of common stock to cover over-allotments.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

Roth Capital Partners

This prospectus is dated                     , 2013

You should rely only on the information contained in this prospectus and any free writing prospectus we have prepared and the documents incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information or make any representations different from or in addition to those contained in this prospectus or any free writing prospectus we have prepared or the documents incorporated by reference in this prospectus. We and the underwriters take no responsibility for and can provide no assurance as to the reliability of any other information that others may give you. To the extent there is a conflict between the information contained in this prospectus, on the one hand, and information incorporated by reference into this prospectus, on the other hand, you should rely on the information in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus or the documents incorporated by reference in this prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus or any such documents incorporated by reference in this prospectus and any such free writing prospectus outside of the United States.

Ikanos Communications, the Ikanos logo, the “Bandwidth without boundaries” tagline, Fusiv, Ikanos NodeScale, Ikanos SmartCPE and Ikanos Velocity are among the trademarks or registered trademarks of Ikanos Communications. All other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in or incorporated by reference into this prospectus. This prospectus incorporates by reference information about the shares we are offering as well as information regarding our business and detailed financial data. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus and the documents incorporated by reference into this prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus as well as the documents to which we have referred to under “Where You Can Find Additional Information.”

Unless the context indicates otherwise, as used in this prospectus, the terms “Ikanos,” “we,” “us,” “our” or the “Company” mean Ikanos Communications, Inc. and its subsidiaries, except where it is made clear that the term means only Ikanos Communications, Inc.

IKANOS COMMUNICATIONS, INC.

Overview

We are a leading provider of advanced semiconductor products and firmware for delivering high speed broadband solutions to the digital home. Our broadband digital subscriber line (DSL) processors and other semiconductor offerings power carrier infrastructure for the central office (CO) and customer premises equipment (CPE) for network equipment manufacturers serving leading telecommunications service providers (telcos). Our products are at the core of DSL access multiplexers (DSLAMs), optical network terminals (ONTs), concentrators, modems, voice over Internet Protocol (VoIP) terminal adapters, integrated access devices (IADs) and residential gateways (RGs). Our products have been deployed by service providers globally in Asia, Europe, and North and South America and are also actively being evaluated and scheduled to be evaluated by other leading service providers for deployment in their networks.

Our products reflect advanced designs in silicon, systems and firmware and are programmable and highly-scalable. Our expertise in integration of our digital signal processor (DSP) algorithms with advanced digital, analog and mixed signal semiconductors enables us to offer high-performance, high-density and low-power asymmetric DSL (ADSL) and very-high bit rate DSL (VDSL) products, and we are releasing to the market new VDSL solutions that offer vectoring and bonding to increase speeds of existing telecom carrier copper infrastructure. We believe these products support high speed broadband service providers’ multi-play deployment plans to the digital home while keeping their capital and operating expenditures relatively low compared to competing frameworks. Our broadband DSL products consist of high performance CO and CPE chips with market leading rate-reach capabilities, including a demonstration of an aggregate rate of 300 megabits per second (Mbps) both downstream and upstream over a single pair copper line at a distance of up to 200 meters, and 150Mbps aggregate bit rate up to a distance of 500 meters. Our DSL revenue mix over the last three years has transitioned away from ADSL in favor of VDSL, in-line with global market trends. In 2010, as a percentage of our total A/VDSL revenue, VDSL accounted for approximately 54%, whereas in 2012, this percentage had increased to approximately 76%.

We also offer a line of communications processors (CPs) for RGs that support a variety of WAN topologies for telecom carriers and cable multiple system operators (MSOs), including Ethernet and gigabit Ethernet, passive optical network (PON), DSL, and wireless broadband. In addition to our DSL and RG processors, we recently began offering inSIGHT, our new suite of CPE-based software products. inSIGHT offers visibility to carriers for remotely monitoring and diagnosing line impairments and noise issues to facilitate fast and cost-effective discovery and resolution of service disruptions, thereby increasing their subscriber satisfaction rate and reducing operating costs.

Our semiconductor customers consist primarily of original design manufacturers (ODMs), contract manufacturers (CMs), and original equipment manufacturers (OEMs), and include vendors such as Sagemcom Tunisie (Sagemcom), Askey Computer Corporation (Askey), Paltek Corporation (Paltek) and Flextronics Manufacturing (Hong Kong) Ltd. (Flextronics). Our products are deployed in the networks of telcos such as AT&T, Bell Canada, Orange (France Telecom), KDDI and NTT. In the last three years, our products were believed to be deployed by geography as follows: the Americas, Europe, Asia, and Japan were 25%, 30%, 29%, and 16% in 2010, respectively; 26%, 34%, 18%, and 22% in 2011, respectively; and 27%, 38%, 16%, and 19% in 2012, respectively, and 16%, 54%, 13%, and 17% for the six months ended June 30, 2013, respectively. We are a fabless semiconductor company with design, development, and sales personnel in the Silicon Valley and a major research and development facility in India. Our headquarters is in Fremont, California and we had 262 employees globally as of July 31, 2013.

Market Opportunity

The growth of the Internet, the proliferation of advanced digital video and multimedia websites and service offerings, and the advancement of communications infrastructure have fundamentally changed the way people work, shop, entertain themselves and communicate. According to IHS, the world’s broadband subscriber base is expected to be approximately one billion users by 2017. To remain competitive, DSL service providers must deliver higher bandwidth, both downstream and upstream, to enable customers to access exciting, new, and advanced services, as well as generate new revenue streams. Today, these services include access to advanced digital media, video, communications and interactive broadband applications.

Delivering these media-intensive services requires bandwidth of at least 100 to 200Mbps. There are two major trends contributing to increased bandwidth usage. The first is over-the-top (OTT) streaming of premium content such as Netflix and the transition to higher resolution content, such as 1080p and the emergence of 4K and 8K video. While this type of content is not yet mainstream, telecom service providers understand the need to prepare their networks in advance for supporting these formats. The second trend is the rapid growth of cloud delivery and storage infrastructure for personal media. As cloud-based applications and storage continue to increase, uploads of user generated content for access anywhere on any device becomes more important for consumers. We believe the popularity of applications such as Apple’s iCloud service and Google Drive are strong indicators of market direction.

Additionally, users are increasingly creating, interacting with and transmitting video from the home over multiple devices, including smart phones, tablets and other WiFi-enabled devices. As a result, the ability to transmit information upstream and downstream has become equally important to users. For example, websites like YouTube, tumblr and others have increased bandwidth requirements for both upstream and downstream transmissions from the home as users upload and share content. As data and media files increase in size and overall bandwidth demand pushes existing limits, carriers must expand their capacity and high speed service capabilities to offer a premium customer experience and maintain and attract new customers.

There are over one billion residential copper lines deployed worldwide today. This multi-billion dollar infrastructure investment has already been made by telcos globally. DSL continues its momentum with the world’s top carriers to leverage this existing infrastructure to offer high speed internet and value-added services, particularly as the new types of fiber-to-the-node (FTTN) technology deliver on the promise of greater than 100Mbps data rates. One of the key market trends in xDSL broadband services is the transition from ADSL to VDSL and VDSL2 with vectoring. Vectoring is the latest technology in the VDSL standard in which the crosstalk noise across adjacent copper lines is cancelled, thereby significantly increasing the data throughput supported on those lines.

Key Features of Our Solutions

Breakthrough Ikanos NodeScale™ Vectoring and Bonding Technology. Our Ikanos NodeScale™ vectoring solution analyzes the crosstalk and interference environment in real time and creates a unique set of compensation signals that effectively eliminates both. Our Ikanos NodeScale™ vectoring chipset solution cancels noise across an entire network node and can scale to up to 384 ports on a single line card, meeting the deployment requirements of the world’s leading service providers.

High-performance communications processing. The delivery of high-quality video and other services requires a high-performance processor to handle the digital data streams that travel in both the upstream and downstream directions to and from the subscriber’s home. Our products include high-performance semiconductors that are designed to perform functions at rates of up to 1Gbps, which addresses both the latest generation of LAN and WAN technologies.

Integrated analog technology. Our analog products used in our DSL solution perform high-precision, power-efficient analog-to-digital and digital-to-analog signal conversion as well as various other functions necessary to interface between the digital signal processor and the physical copper transmission medium.

Highly programmable platform and integrated firmware. The broadband service delivery industry is very competitive, with every player in the ecosystem, from the ODM to the carrier, looking for ways to differentiate its products or services. Our processor firmware—FusivWare™—allows for increased flexibility and reuse in the design of modems, gateways and other devices, which we believe allows our customers to expedite time-to-market for their next generations of products.

Key Benefits of Our Technology for Our Customers

Enabling the delivery of a broad range of high speed broadband services. We have demonstrated that our products can provide downstream and upstream high-speed transmission rates of up to 300Mbps and greater on a single copper pair of telephone lines. These transmission rates will enable service providers to deliver a broad range of enhanced services to customers.

Improving time-to-market with programmable systems-level products. Our products are programmable through our integrated firmware and standard application programming interfaces (APIs), which enables our customers to provide a single line card or residential gateway implementation to support multiple international standards. We believe our systems-level capabilities enable us to design our semiconductors to accelerate our customers’ time-to-market.

High-performance transmission over existing infrastructure. We believe our semiconductor solutions reduce service providers’ capital expenditures and costs, because they enable transmission of signals at high-speed rates over existing copper lines. As a result, service providers can leverage their previous investments in their access network infrastructure to deliver advanced revenue-generating services to customers.

End-to-end products. We offer semiconductors for both CO and CPE to deliver seamless interoperability. Our products are compliant with industry standards, and we believe the availability of our end-to-end products offers carriers opportunities for added differentiation. Our CO and CPE products, including our Ikanos NodeScale™ vectoring platform, are compatible with products of other vendors.

Proven technology. To date, we have shipped more than 400 million ADSL and VDSL semiconductors for both CPE and CO ports. Our products are deployed or are in field testing at leading service providers worldwide such as AT&T, Belgacom, Bell Canada, France Telecom, KPN, Korea Telecom Corp., Nippon Telegraph and Telephone, Swisscom, Telecom Italia, and Telefónica. Our semiconductors have been designed into systems offered by leading network OEMs including: Alcatel—Lucent, Arcadyan, Askey, AVM, Cisco Systems, Inc., Flextronics, Motorola, Inc., Paltek, Sagemcom, and Xavi Technologies Corp.

Our Strategy

Our objective is to become the leading provider of semiconductor products for the universal delivery of next-generation broadband services that transform the way people work, live and play. The principal elements of our strategy are:

Continuous innovation. We intend to continue to develop new technologies, such as bonding, Ikanos NodeScale™ vectoring, and inSIGHT, to extend and monitor our customers current broadband infrastructure as well as offer new customers cost effective products to deliver high-speed broadband.

Expand our product portfolio for new markets. Our communications processors support a wide range of broadband access, including cable, wireless broadband, PON and Ethernet and gigabit Ethernet. As consumer demand for higher bandwidth continues to increase, we are aligning our product roadmap to meet these new demands. As such, we have demonstrated, using our existing products, 300Mbps aggregate bandwidth on a single copper pair to address carrier interest in short-loop, fiber-to-the-distribution-point (FTTdp) deployments. This is also a stepping stone towards our next generation G.Fast products.

Capitalize and expand on our existing service provider and OEM relationships. We believe that our close relationships with service providers and OEMs provide us with a deep understanding of their needs and enable us to continue to develop customized technology to meet their requirements. We have shipped over 400 million ports to date and intend to continue to capitalize on our close relationships with leading service providers and OEMs to facilitate the deployment of our products.

Risks Associated with our Business

Our business is subject to numerous risks and uncertainties, including those identified in “Risk Factors” following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include, but are not limited to:

•	We are in a product transition phase and we may not be able to adequately develop, market or sell new products.

•	If we are unable to develop, introduce or achieve market acceptance of our new semiconductor products, our operating results would be adversely affected.

•

Because we depend on a relatively small number of significant customers for a substantial portion of our revenue, the loss of any of our key customers, our inability to continue to sell existing and new products to our key customers in significant quantities or our failure to attract new significant customers could adversely impact our revenue and harm our business.

•	Our lack of long-term agreements with our customers could have a material adverse effect on our business.

•	We have a history of losses, and future losses or the inability to raise additional capital in the future may adversely impact our ability to continue as a going concern.

•

This proposed offering may not be successful and we may not raise cash sufficient to fund our operations for the foreseeable future. Even if this proposed offering is successful, we may need to raise additional capital in the future. The sale of additional shares of common stock or other securities would result in dilution to our stockholders and incurring indebtedness would result in restrictions on our operations.

•

We rely on our revolving credit facility to fund our operations. Should we no longer have access to the revolving line of credit, it would materially impact our business, financial condition and liquidity.

•	The market price of our common stock has been and may continue to be volatile, and holders of our common stock may not be able to resell shares at or above the price paid, or at all.

•	Tallwood Investors may exercise significant influence over us, including through their ability to elect three members of our Board of Directors.

Corporate Information

We were incorporated in 1999 as Velocity Communications and changed our name to Ikanos Communications in December 2000. When we reincorporated in Delaware in September 2005, we changed our name to Ikanos Communications, Inc. Our principal executive office is located at 47669 Fremont Boulevard, Fremont, California 94538. Our telephone number at that location is (510) 979-0400. Our website address is www.ikanos.com. This is a textual reference only. We do not incorporate the information on our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their over-allotment option in full)

Over-allotment option	We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of common stock.

Use of proceeds	We intend to use the net proceeds from this offering for working capital and general corporate purposes and for capital expenditures. In addition, we may use a portion of the net proceeds from this offering for acquisitions of complementary businesses, technologies or other assets. However, we do not have agreements for any material acquisitions at this time. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 7 and the other information included in and incorporated by reference into this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

NASDAQ Capital Market symbol	IKAN

The number of shares of common stock that will be outstanding after this offering is based on 71,496,906 shares outstanding as of June 30, 2013, and excludes:

•	17,096,000 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2013, at a weighted average exercise price of $1.36 per share;

•	7,800,000 shares of common stock issuable upon the exercise of warrants, with an exercise price of $1.75 per share; and

•	8,793,000 shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of options or warrants outstanding as of June 30, 2013, at a weighted average exercise price of $1.48 per share; and

•	no exercise by the underwriters of their over-allotment option to purchase additional shares.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, and in our filings with the Securities and Exchange Commission (SEC) incorporated into this prospectus, before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us may also affect our business. If any of these known or unknown risks or uncertainties actually occurs and has a material adverse effect on us, our business, financial condition and results of operations could be seriously harmed. In that event, the market price for our common stock will likely decline and you may lose all or part of your investment.

Risks Related to Our Customers and Markets

We are in a product transition phase and we may not be able to adequately develop, market or sell new products.

Revenues from certain existing products are decreasing as these products near end-of-life. Beginning in the third fiscal quarter of 2012, we began selling our next generation CPE product Fusiv® Vx185, Vx183, Vx175, and Vx173 chipsets. Further, we are currently developing a new broadband DSL CO platform based on vectoring technology. The successful customer migration to our new products is critical to our business, and there is no assurance that we are or will be able to market and or sell new products and services in a timely manner. New products or services developed in the future may be delayed, and new products may not be accepted by the market, accepted later than anticipated or may be accepted for a shorter period than anticipated. Our sales and operating results may be adversely affected if we are unable to bring new products to market, if customers delay purchases or if acceptance of new products is slower than expected or to a smaller degree than expected, if at all. Failure of future offerings to be accepted by the market could have a material adverse effect on our business, operations, financial condition and reputation.

Because we depend on a relatively small number of significant customers for a substantial portion of our revenue, the loss of any of our key customers, our inability to continue to sell existing and new products to our key customers in significant quantities or our failure to attract new significant customers could adversely impact our revenue and harm our business.

We have in the past and expect in the future to derive a substantial portion of our revenue from sales to a relatively small number of customers. Our ten largest customers accounted for approximately 80% of our revenue in 2012. For the six months ended June 30, 2013, Sagemcom Tunisie (Sagemcom), Askey Computer Corporation (a contract manufacturer for Sagemcom) (Askey) and Paltek Corporation represented 23%, 18% and 10% of our revenue, respectively, and Sagemcom, Askey and Flextronics Manufacturing (Hong Kong) Ltd. represented 19%, 13% and 12% of our revenue for the fiscal year ended December 30, 2012, respectively. The composition of these customers has varied in the past, and we expect that it will continue to vary over time. As a result, the loss of any significant customer or a decline in business with any significant customer would materially and adversely affect our financial condition and results of operations. In addition, we may experience pressure from significant customers to agree to customer-favorable sales terms and price reductions.

Our lack of long-term agreements with our customers could have a material adverse effect on our business.

We typically do not have contracts with our major customers that obligate them to purchase any minimum amount of products from us. Sales to these customers are made pursuant to purchase orders, which typically can be canceled or modified up to a specified point in time, which may be after we have incurred significant costs related to the sale. If any of our key customers reduced significantly or canceled its orders, our business and operating results could be adversely affected. Because many of our semiconductor products have long product design and development cycles, it would be difficult for us to replace revenues from key customers that reduce or cancel their existing orders for these products, which may happen if they experience lower than anticipated demand for their products or cancel a program. Any of these events could have a material adverse effect on our business.

We face intense competition in the semiconductor industry and the broadband communications markets, which could reduce our market share and negatively affect our revenue.

The semiconductor industry and the broadband communications markets are intensely competitive. In the VDSL or VDSL-like technology and communications processing markets, we currently compete or expect to compete with, among others, Broadcom Corporation, Cavium Networks, Inc., Freescale Semiconductor, Inc., Lantiq Deutschland GmbH, Marvell Technology Group Ltd., MediaTek Inc., PMC-Sierra, Inc. and Realtek Semiconductor Corp.

Many of our competitors may have stronger manufacturing subcontractor relationships than we have and longer operating histories, greater name recognition, larger customer bases, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources. In addition, many of our competitors have extensive technology libraries that could enable them to incorporate broadband or communications processing technologies into a system on a chip, creating a more attractive product line than ours. These competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, new competitors or alliances among competitors could emerge and rapidly acquire significant market share. Existing or new competitors may also develop alternative technologies that more effectively address our markets with products that offer enhanced features and functionality, lower power requirements, greater levels of semiconductor integration or lower cost. We cannot assure you that we will be able to compete successfully against current or new competitors, in which case we may lose market share and our revenue may fail to increase or may decline.

Our success is dependent upon achieving new design wins into commercially successful systems sold by our OEM and ODM customers.

Our products are generally incorporated into our OEM and ODM customers’ systems at the design stage. As a result, we rely on OEMs and ODMs to select our products to be designed into their systems, which we refer to as a “design win.” At any given time, we are competing for one or more of these design wins. We often incur significant expenditures over multiple fiscal quarters without any assurance that we will achieve a design win. Furthermore, even if we achieve a design win, we cannot be assured that the OEM or ODM equipment that we are designed into will be marketed, sold or commercially successful and, accordingly, we may not generate any revenue from the design win. In addition, our OEM and ODM customers can choose at any time to discontinue their systems that include our products or delay deployment, which has occurred in the past from time to time. If we are unable to achieve design wins or if our OEM customers’ systems incorporating our products are not commercially successful or deployed, our operating results would suffer.

Our operating results have fluctuated significantly over time and are likely to continue to do so, and as a result, we may fail to meet or exceed our revenue forecasts or the expectations of securities analysts or investors, which could cause the market price of our common stock to decline.

Our industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence, price erosion, evolving standards, uncertain product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant and sometimes prolonged, downturns, often connected with or in anticipation of maturing product cycles and declines in general economic conditions. To respond to these downturns, some service providers have decreased their capital expenditures, changed their purchasing practices to use refurbished equipment rather than purchasing new equipment, canceled or delayed new deployments, and taken a cautious approach to acquiring new equipment and technologies from OEMs, usually with very little notice. This, in turn, has reduced the demand for new semiconductors by our direct customers which could result in significant fluctuations of revenue as the economy changes. Any future downturns may reduce our revenue and could result in our accumulating excess inventory. By contrast, any upturn in the semiconductor industry could result in increased demand and competition for limited production capacity, which may affect our ability to ship products and prevent us from benefiting from such an upturn. Accordingly, our operating results may vary significantly as a result of the general conditions in the semiconductor or broadband communications industry, which could cause the market price of our common stock to decline.

Fluctuations in our expenses could affect our operating results.

Our expenses are subject to fluctuations resulting from various factors, including, but not limited to, higher expenses associated with new product releases, addressing technical issues arising from development efforts, unanticipated tapeout costs, additional or unanticipated costs for manufacturing or components without notice because we do not have formal pricing arrangements with our subcontractors, costs of design tools and large up-front license fees to third parties for intellectual property integrated into our products, as well as other factors identified throughout these risk factors.

Because many of our expenses are relatively fixed in the short term, or are incurred in advance of anticipated sales, we may not be able to reduce our expenses sufficiently to mitigate any reductions in revenue. Therefore it may be necessary to take other measures to align expenses with revenue including, as we have done in the past, implementing a corporate restructuring plan that may include a reduction in force. The restructuring plan was completed in fiscal 2012. Restructuring charges included expenses related to the severance for terminated employees and other exit-related costs arising from contractual and other obligations.

General macroeconomic conditions could reduce demand for services based upon our products.

Our business is susceptible to macroeconomic and other world market conditions. As an example, we believe that consumer-targeted broadband services, which are deployed using our technology, are part of most households’ discretionary spending. We believe the global financial economic downturn that began in 2008 and continues into 2013, particularly in Europe, negatively affected consumer confidence and spending. These outcomes and behaviors may adversely affect our business and financial condition. If individual consumers decide not to install—or discontinue purchasing—broadband services in their homes in order to save money in an uncertain economic climate, the resulting drop in demand could cause telecommunications service providers to reduce or stop placing orders for OEM equipment containing our products. Accordingly, the OEMs’ demand for our products could drop further, potentially having a materially negative effect on our revenue.

Industry consolidation may lead to increased competition and may harm our operating results.

There has been a trend toward consolidation in our industry. We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. We believe that industry consolidation may result in stronger competitors that are better able to compete for customers. This could have a material adverse effect on our business, financial condition and results of operations. Furthermore, rapid consolidation could result in a decrease in the number of customers we serve. Loss of a major customer could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to develop, introduce or achieve market acceptance of our new semiconductor products, our operating results would be adversely affected.

Our industry is characterized by rapid technological innovation and intense competition. Our future success will depend on our ability to continue to predict what new products are needed to meet the demand of the broadband, communication processor or other markets addressable by our products and then introduce, develop and distribute such products in a timely and cost-effective manner. The development of new semiconductor products is complex, and from time to time we have experienced delays in completing the development and introduction of new products. We have in the past invested substantial resources in developing and purchasing emerging technologies that did not achieve the market acceptance that we had expected.

Our ability to develop and deliver new semiconductor products successfully will depend on various factors, including our ability to:

•	successfully integrate our products with our OEM customers’ products;

•	gain market acceptance of our products and our OEM customers’ products;

•	accurately predict market requirements and evolving industry standards;

•	accurately define new semiconductor products;

•	timely complete and introduce new product designs or features;

•	timely qualify and obtain industry interoperability certification of our products and the equipment into which our products will be incorporated;

•	ensure that our subcontractors have sufficient foundry capacity and packaging materials and achieve acceptable manufacturing yields; and

•	shift our products to smaller geometry process technologies to achieve lower cost and higher levels of design integration.

If we are unable to develop and introduce new semiconductor products successfully and in a cost-effective and timely manner, we will not be able to attract new customers or retain our existing customers, which would harm our business.

If we do not successfully manage our inventory in the transition process to next generation semiconductor products, our operating results may be harmed.

If we are successful in timely developing new semiconductor products ahead of competitors but do not cost-effectively manage our inventory levels of existing products when making the transition to the new semiconductor products, our financial results could be negatively affected by high levels of obsolete inventory and our operating results would be harmed.

The average selling prices and gross margins of our products are subject to declines, which may harm our revenue and profitability.

Our products are subject to rapid declines in average selling prices due to pressure from customers and competitive pressures, including lowering average selling prices in order to maintain or increase market share. We have lowered our prices significantly at times to gain or maintain market share, and we expect to do so again in the future. In addition, we may not be able to reduce our costs of goods sold as rapidly as our prices have declined. Our financial results, in particular, but not limited to, our gross margins, will suffer if we are unable to maintain or increase pricing, or are unable to offset any future reductions in our average selling prices by increasing our sales volumes, reducing our manufacturing costs or developing new or enhanced products that command higher prices or better gross margins on a timely basis.

Our product sales mix is subject to frequent changes, which may impact our revenue and margin.

Our product margins vary widely by product and customer. As a result, a change in the sales mix of our products could have an impact on the forecasted revenue and margins. For example, our Broadband DSL product family generally has higher margins as compared to our Communication Processor product family. Furthermore, the product margins within our Broadband DSL product family can vary based on the type and performance of deployment being used as customers typically pay higher selling prices for higher performance. While we forecast a future product mix and make purchase decisions based on that forecast, actual results can be materially different which could negatively impact our revenue and margins.

Any defects in our products could harm our reputation, customer relationships and results of operations.

Our products may contain undetected defects, errors or failures, which may not become apparent until the products are deployed in commercial applications and other equipment. Consequently, customers may discover errors after the products have been deployed. The occurrence of any defects, errors or failures could result in:

•	cancellation of orders;

•	product returns, repairs or replacements;

•	monetary or other accommodations to our customers;

•	diversion of our resources;

•	legal actions by customers or customers’ end users;

•	increased insurance and warranty costs; and

•	other losses to us or to customers or end users.

Any of these occurrences could also result in the loss of or delay in market acceptance of products and loss of sales, which could negatively affect our business and results of operations. As our products become even more complex in the future, this risk may intensify over time and may result in increased expenses.

The semiconductor industry is highly cyclical, which may cause our operating results to fluctuate.

We operate in the highly cyclical semiconductor industry. This industry is characterized by wide fluctuations in product supply and demand. In the past, the semiconductor industry has experienced significant downturns, often in connection with, or in anticipation of, excess manufacturing capacity worldwide, maturing product cycles and declines in general economic conditions. Even if demand for our products remains constant, a lower level of available foundry capacity could increase our costs, which would likely have an adverse impact on our results of operations.

Recent changes in our senior management could negatively affect our operations and relationships with our customers and employees.

We have experienced recent changes in our senior management team: the resignations of our Vice President of Program Management in April 2012 and our Vice President of Sales in March 2013 and the appointments of our new President and Chief Executive officer in June 2012, our new Vice President of Operations in September 2012, our new Vice President of Marketing in February 2013 and our new Vice President of Sales in May 2013. Changes in our senior management or technical personnel could affect our customer relationships, employee morale, and our ability to operate in compliance with existing internal controls and regulations and harm our business. If we are unable to maintain a consistent senior management team or successfully integrate our current and future members of senior management, our business could be negatively affected.

Because competition for qualified personnel is intense in our industry, we may not be able to recruit and retain necessary personnel, which could impact our product development and sales.

Our future success depends on our ability to continue to attract, retain and motivate our senior management team as well as qualified technical personnel, particularly software engineers, digital circuit designers, mixed-signal circuit designers and systems and algorithms engineers. Competition for these employees is intense and many of our competitors may have greater name recognition and significantly greater financial resources to better compete for these employees. If we are unable to retain our existing personnel, or attract and train additional qualified personnel, our growth may be limited due to our lack of capacity to develop and market our products. All of our key employees are employed on an “at will” basis. The loss of any of these key employees could slow our product development processes and sales efforts or harm the perception of our business. We may also incur increased operating expenses and be required to divert the attention of our senior management to recruit replacements for key employees. Also, our depressed common stock price may result in difficulty attracting and retaining personnel as stock options and other forms of incentive equity grants generally comprise a significant portion of our compensation packages for all employees, which could harm our ability to provide technologically competitive products.

Further the changes in senior management and the multiple restructurings and reductions in workforce have had and may continue to have a negative effect on employee morale and the ability to attract and retain qualified personnel.

Risks Related to Our Financial Condition

We have a history of losses, and future losses or the inability to raise additional capital in the future may adversely impact our ability to continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis that assume we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. The report of our independent registered public accounting firm for the year fiscal ended December 30, 2012 included in this prospectus contains an explanatory paragraph dated August 23, 2013 indicating that there is substantial doubt as to our ability to continue as a going concern as a result of recurring losses from operations. Since our inception, we have never been profitable on an annual basis and we have incurred significant net losses leading to an accumulated deficit of $308.8 million as of June 30, 2013. To achieve profitability, we will need to generate and sustain higher revenue and to improve our gross margins while maintaining expense levels that are appropriate and necessary for our business. We may not be able to achieve profitability and, even if it were able to attain profitability, we may not be able to sustain profitability on an on-going quarterly or an annual basis in the future. If we are unable to obtain adequate funding from this proposed offering or from other sources in the future, or if we are unable to grow our revenue substantially to achieve and sustain profitability, we may be required to curtail some aspects of our business, or may not be able to continue as a going concern.

This proposed offering may not be successful and we may not raise cash sufficient to fund our operations for the foreseeable future. Even if this proposed offering is successful, we may need to raise additional capital in the future. The sale of additional shares of common stock or other securities would result in dilution to our stockholders and incurring indebtedness would result in restrictions on our operations.

If this proposed offering is not successful, we may not raise cash sufficient to meet our anticipated cash needs for the foreseeable future. In addition, we may need to seek additional financing in the future that could include the sale of additional equity securities (which would result in dilution to our stockholders) or we may incur additional indebtedness (which would result in increased debt service obligations and could result in additional operating and financial covenants that would restrict our operations). There can be no assurance, however, that any such equity or debt financing will be available in amounts or on terms acceptable to us, if at all. The failure to obtain additional equity or debt financing, if needed, could have a material adverse effect on our business, liquidity and financial condition.

We rely on our revolving credit facility to fund our operations. Should we no longer have access to the revolving line of credit, it would materially impact our business, financial condition and liquidity.

On August 8, 2013, we amended our Loan and Security Agreement (Loan Agreement) with Silicon Valley Bank (SVB), to change existing financial covenants to coincide with our current operating plan. Under the amended Loan Agreement we may borrow up to $15.0 million, subject to certain limitations. As of December 30, 2012, we had a $5.0 million advance against the Loan Agreement for working capital purposes. The advance was repaid on March 5, 2013. On March 25, 2013, we drew an additional advance of $5.0 million and repaid the advance on May 10, 2013. On June 24, 2013, we drew an additional advance of $7.5 million. The Loan Agreement is collateralized by a first priority perfected lien on, and pledge of, all of our present and future property and assets. Although we anticipate being in compliance with all of the covenants as of September 29, 2013, to ensure that we remain in compliance thereafter, we intend to seek additional financing to support our future capital requirements. If we do not remain in compliance with any of the financial covenants contained in the Loan Agreement, we may need to obtain a waiver from SVB or an amendment to the Loan Agreement. There can be no assurance that we will be successful in obtaining further waivers from SVB or amendments to the Loan Agreement. The failure to obtain the necessary waiver or amendment could result in any advances under the Loan Agreement being repayable on demand, which would have a material adverse effect on our business, liquidity and financial condition.

Our Loan Agreement is subject to contractual and borrowing base limitations, which could adversely affect our liquidity and business.

The maximum amount we can borrow under our amended Loan Agreement is subject to contractual and borrowing base limitations which could significantly and negatively impact our future access to capital required to operate our business. Borrowing base limitations are based upon eligible accounts receivable. If our accounts receivable are deemed ineligible, because, for example, they are held outside certain geographical regions or a receivable is older than 90 days, the amount we can borrow under the revolving credit facility would be reduced. These limitations could have a material adverse impact on our liquidity and business.

Our Loan Agreement contains financial covenants that may limit our operating and strategic flexibility.

Our amended Loan Agreement with SVB contains financial covenants and other restrictions that limit our ability to engage in certain types of transactions. For example, these restrictions limit our ability to, or do not permit us to, incur additional debt, pay cash dividends, make other distributions or repurchase stock, engage in certain mergers and acquisition and make certain capital expenditures. Although upon completion of this offering we anticipate that we will be in compliance with these financial covenants, we may seek additional financing to support our future capital requirements. There can be no assurance that we will be in compliance with all covenants in the future or that SVB will agree to modify the Loan Agreement, should that become necessary.

Events beyond our control could affect our ability to comply with these covenants and restrictions. Failure to comply with any of these covenants and restrictions would result in a default under the Loan Agreement. If we do not cure an event of default or obtain necessary waivers within the required time periods, SVB would be permitted to accelerate the maturity of the debt under the Loan Agreement, foreclose upon our assets securing the debt and terminate any further commitments to lend. Under these circumstances, we may not have sufficient funds or other resources to satisfy our other obligations. In addition, the limitations imposed by the Loan Agreement may significantly impair our ability to obtain other debt or equity financing.

There can be no assurance that any waivers will be received on a timely basis, if at all, or that any waivers obtained will extend for a sufficient period of time to avoid an acceleration event, an event of default or other restrictions on our business. The failure to obtain the necessary waivers could have a material adverse effect on our business, liquidity and financial condition.

Our history of losses as well as future losses or inability to raise additional capital in the future, may adversely impact our relationships with customers and potential customers.

Since our inception, we have never been profitable on an annual basis and we have incurred significant net losses leading to an accumulated deficit of $308.8 million as of June 30, 2013. To achieve profitability, we will need to generate and sustain higher revenue and to improve our gross margins while maintaining expense levels that are appropriate and necessary for our business. We may not be able to achieve profitability and, even if it were able to attain profitability, we may not be able to sustain profitability on an on-going quarterly or an annual basis in the future. Since we compete with companies that have greater financial stability, our customers or potential customers may be reluctant to enter into arrangements with us due to the perceived risks to our long term viability and this, in turn, may adversely affect our financial results.

Risks Related to Our Operations and Technology

We rely on third-party technologies for the development of our products, and our inability to use such technologies in the future or the failure of such technology would harm our ability to remain competitive.

We rely on third parties for technologies that are integrated into some of our products, including the memory cells, input/output cells, hardware interfaces and core processor logic. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner and our ability to remain competitive would be harmed. Further, if we were to seek to obtain such a license and such license were available, we could be required to make significant payments with respect to past and/or future sales of our products, and such payments may adversely affect our financial condition and operating results. If the party determines to pursue claims against us for patent infringement, we might not be able to successfully defend against such claims. In addition, the third party intellectual property could also expose us to liability and, while we have not experienced material warranty costs in any period as a result of third party intellectual property, there can be no assurance that we will not experience such costs in the future.

We are a fabless semiconductor company and failure to secure and maintain sufficient capacity with eSilicon Corporation (eSilicon) and its subcontractors could significantly disrupt shipment of our products, impair our relationships with customers and decrease sales, which would negatively impact our market share and operating results.

We are a fabless semiconductor company and currently use multiple third-party wafer foundries and factory subcontractors, located primarily in Israel, Malaysia, the Philippines, Singapore and Taiwan to manufacture, assemble and test all of our current semiconductor devices. While we have worked with multiple suppliers, generally each product is made by one foundry and one assembly and test subcontractor. Accordingly, we have been and will continue to be greatly dependent on a limited number of suppliers to deliver quality products on time. In past periods of high demand in the semiconductor market, we have experienced delays in meeting our capacity demand and as a result were unable to deliver products to our customers on a timely basis. In addition, we have experienced similar delays due to technical and quality control problems. In 2012, we also entered into a service and supply agreement with eSilicon under which we transitioned a majority of our day-to-day supply chain management, production test engineering and production quality engineering functions to eSilicon. We will be dependent on eSilicon and, in turn, its suppliers to deliver our products on time.

If we and/or eSilicon were to need to qualify a new facility to meet our capacity, or if a foundry or subcontractor ceased working with eSilicon, as has happened to us in the past, or if production is disrupted (including an event where eSilicon ceases its business operations), we may be unable to meet our customer demand on a timely basis, or at all. We may be required to incur additional costs and may need to successfully qualify an alternative facility in order to not disrupt our business.

In the event that we seek to use new wafer foundries to manufacture a portion of our semiconductor products, we may not be able to bring the new foundries on-line rapidly enough and may not achieve anticipated cost reductions.

As indicated above, we have used and will continue to use a limited number of independent wafer foundries to manufacture all of our semiconductor products which could expose us to risks of delay, increased costs and customer dissatisfaction in the event that any of these foundries are unable to meet our semiconductor requirements. Additional wafer foundries may be sought to meet our future requirements but the qualification process typically requires several months or more. By the time a new foundry is qualified, the need for additional capacity may have passed or we may have lost the potential opportunity to a competitor. If qualification cannot be met in a timely manner, we would experience a significant interruption in supply of the affected products which could in turn cause our costs of revenue to increase and our overall revenue to decrease. This would harm our customer relationships and our market share and operating results would suffer as a result.

When demand for manufacturing capacity is high, we may take various actions to try to secure sufficient capacity, which could be costly and negatively impact our operating results.

Although we have purchase order commitments to supply specified levels of products to our OEM customers, neither we nor eSilicon have a guaranteed level of production capacity from any of our foundries or subcontractors’ facilities that we depend upon to produce semiconductors. Facility capacity may not be available when we need it or at reasonable prices. We place our orders on the basis of our OEM customers’ purchase orders or our forecast of customer demand, and eSilicon or its foundries and subcontractors may not be able to meet our requirements in a timely manner, or at all.

In order to secure sufficient manufacturing facility capacity when demand is high and mitigate the risks described in the foregoing paragraphs, we may enter into various arrangements with our service provider that could be costly and negatively affect our operating results, including minimum order quantities over extended periods, and higher costs to secure necessary lead-times.

We may not be able to make any such arrangements in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility, not be on terms favorable to us and may contain financial penalties if we do not use all of our allocated facility capacity. These penalties and obligations may be expensive and could harm our business.

Defects and poor performance in our products could result in loss of customers, decreased revenue, unexpected expenses and loss of market share, and we may face warranty and product liability claims arising from defective products.

We have in the past, and may in the future experience, defects (commonly referred to as “bugs”) in our products which may not always be detected by testing processes. Defects can result from a variety of causes, including but not limited to manufacturing problems or third party intellectual property incorporated into our products. If defects are discovered after our products have shipped, we have experienced, and could continue to experience, warranty and consequential damages claims from our customers. If we are unable to deliver quality products, our reputation would be harmed, which could result in the loss of future orders and business with our customers. Further, we may experience difficulties in achieving acceptable yields on some of our products, which may result in higher per unit cost, shipment delays, and increased expenses associated with resolving yield problems. If any of these adverse risks are realized and we are not able to offset the lost opportunities, our revenue, margins and operating results would decline.

If our forecasts of our OEM customers’ demand are inaccurate, our financial condition and liquidity would suffer.

We place orders with our suppliers based on the forecasts of our OEM customers’ demand. Our forecasts are based on multiple assumptions, each of which may introduce errors into our estimates. If we do not accurately forecast customer demand, we may forego revenue opportunities, lose market share, damage customer relationships or allocate resources to manufacturing products that we may not be able to sell. As a result, as we experienced in the past, we could have excess or obsolete inventory, resulting in a decline in the value of our inventory, which would increase our cost of revenue, negatively affect gross margins, and create a drain on our liquidity. Our failure to accurately manage inventory against demand would adversely affect our financial results.

To remain competitive, we may need to migrate to smaller geometrical processes and our failure to do so may harm our business.

We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometrical processes, which are measured in microns or nanometers. We have in the past, and may in the future, experience some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased product costs and expenses.

Additionally, upfront expenses associated with smaller geometry process technologies such as for masks and tooling can be significantly higher than those for the processes that we currently use, and our migration to these newer process technologies can result in significantly higher research and development expenses.

Third-party claims of infringement or other claims against us could adversely affect our ability to market our products, require us to redesign our products or seek licenses from third parties, and harm our business. In addition, any litigation required to defend such claims could result in significant expenses and diversion of our resources.

Companies in the semiconductor industry and intellectual property holding companies often aggressively protect and pursue their intellectual property rights. From time to time, we receive, and we are likely to continue to receive in the future, notices that claim our products infringe upon other parties’ intellectual property rights. We may in the future be engaged in litigation with parties who claim that we have infringed their intellectual property rights or who may seek to invalidate one or more of our patents, and it is possible that we would not prevail in any future lawsuits. An adverse determination in any of these types of claims could prevent us from manufacturing or selling some of our products, could increase our costs of products and could expose us to significant liability. In addition, a court could issue a preliminary or permanent injunction that would require us to withdraw or recall certain products from the market or redesign certain products offered for sale or that are under development. In addition, we may be liable for damages for past infringement and royalties for future use of the technology and we may be liable for treble damages if infringement is found to have been willful. Even if claims against us are not valid or successfully asserted, these claims could result in significant costs and a diversion of management and personnel resources to defend.

Many companies in the semiconductor business have significant patent portfolios. These companies and other parties may claim that our products infringe their proprietary rights. We may become involved in litigation as a result of allegations that we infringe the intellectual property rights of others. Any party asserting that our products infringe their proprietary rights would force us to defend ourselves, and possibly our customers, against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. We also could be forced to do one or more of the following:

•	stop selling, incorporating or using our products that use the challenged intellectual property;

•

obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or could require us to make significant payments with respect to past or future sales of our products;

•	redesign those products that use any allegedly infringing technology, which may be costly and time-consuming; or

•	refund amounts received for allegedly infringing technology or products.

Any potential dispute involving our patents or other intellectual property could also include our customers which could trigger our indemnification obligations to one or more of them and result in substantial expense to us.

In any potential dispute or claim involving our patents or other intellectual property, our customers could also become the target of litigation. Because we may indemnify our customers for intellectual property claims made against them for products incorporating our technology, any litigation could trigger technical support and indemnification obligations in some of our agreements, which could result in substantial expenses. Any indemnity claim could adversely affect our relationships with our OEM customers and result in substantial costs to us.

Other data transmission technologies and communications processing technologies may compete effectively with the service provider services addressed by our products, which could adversely affect our revenue and business.

Our revenue currently is dependent upon the increase in demand for service provider services that use broadband technology and integrated residential gateways. Besides xDSL and other discrete multi-tone (DMT)-based technologies, service providers can decide to deploy passive optical network or fiber and there would be reduced need for our products. If more service providers decide to use fiber and extend it all the way to the home (FTTH) deployments, it could harm our xDSL business if our products are not needed. Furthermore, residential gateways compete against a variety of different data distribution technologies, including Ethernet routers, set-top boxes provided by cable and satellite providers, wireless (WiFi and WiMax) and emerging power line and multimedia over coax alliance technologies. If any of these competing technologies proves to be more reliable, faster or less expensive than or has any other advantages over the broadband technologies we provide, the demand for our products may decrease and our business would be harmed.

Rapidly changing standards and regulations could make our products obsolete, which would cause our revenue and operating results to suffer.

We design our products to conform to regulations established by governments and to standards set by industry standards bodies worldwide such as the ATIS, and by the ITU-T. Because our products are designed to conform to current specific industry standards, if competing standards emerge that are preferred by our customers, we would have to make significant expenditures to develop new products. If our customers adopt new or competing industry standards with which our products are not compatible, or the industry groups adopt standards or governments issue regulations with which our products are not compatible, our existing products would become less desirable to our customers, and our revenue and operating results would suffer.

If we fail to secure or protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce our revenue or increase our cost.

Our success will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Our pending patent applications may not result in issued patents, and our existing and future patents may not be sufficiently broad to protect our proprietary technologies or may be held invalid or unenforceable in court. While we are not currently aware of any misappropriation of our existing technology, policing unauthorized use of our technology is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where we have not applied for patent protections and, even if such protections were available, the laws may not protect our proprietary rights as fully as United States law. The patents we have obtained or licensed, or may obtain or license in the future, may not be adequate to protect our proprietary rights. Our competitors may independently develop or may have already developed technology similar to us, duplicate our products or design around any patents issued to us or our other intellectual property. In addition, we have been, and may be, required to license our patents as a result of our participation in various standards organizations. If competitors appropriate our technology and it is not adequately protected, our competitive position would be harmed, our legal costs would increase and our revenue would be harmed.

Changes in current or future laws or regulations or the imposition of new laws or regulations by federal or state agencies or foreign governments could impede the sale of our products or otherwise harm our business.

The effects of regulation on our customers or the industries in which they operate may materially and adversely impact our business. For example, various governments around the world have considered, and it is anticipated that others may consider, regulations that would limit or prohibit sales of certain telecommunications products manufactured in China. If these rules apply to equipment containing our semiconductor products, such regulation could reduce sales of our products and have a negative effect on our operating results.

In addition, the Ministry of Internal Affairs and Communications in Japan, the Ministry of Communications and Information in Korea, various national regulatory agencies in Europe, the European Commission in the European Union, the U.S. Federal Communications Commission have broad jurisdiction over our target markets. Although the laws and regulations of these and other federal or state agencies may not be directly applicable to our products, they do apply to much of the equipment into which our products are incorporated. Governmental regulatory agencies worldwide may affect the ability of telephone companies to offer certain services to their customers or other aspects of their business, which may in turn impede sales of our products.

In addition to the laws and regulations specific to telecommunications equipment, other laws and regulations affect our business. For instance, changes in tax, employment and import/export laws and regulations, and their enforcement commonly occur in the various countries in which we operate. If changes in those laws and regulations, or in the enforcement of those laws and regulations, occur in a manner that we did not anticipate, those changes could cause us to have increased operating costs or to pay higher taxes, and thus have a negative effect on our operating results.

Failure to maintain adequate internal controls as required by Section 404 of the Sarbanes-Oxley Act (SOX) could harm our operating results, our ability to operate our business and our investors’ view of us.

If we do not maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Effective internal controls particularly those related to revenue recognition, valuation of inventory and warranty provisions, are necessary for us to produce reliable financial reports and are important in helping to prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

Our international operations subject us to risks not faced by companies without international operations.

We currently obtain substantially all of our manufacturing, assembly and testing services from suppliers and subcontractors located outside the United States, and have a significant portion of our research and development team located in India. In addition, 99%, 98%, 97% and 99% of our revenue for the fiscal years ended December 30, 2012 and January 1, 2012, and the fiscal quarters ended June 30, 2013 and July 1, 2012, respectively, were derived from sales to customers outside the United States. We have expanded our international business activities and may open other design and operational centers abroad. International operations are subject to many other inherent risks, including but not limited to:

•	political, social and economic instability, including war and terrorist acts;

•	exposure to different legal standards, particularly with respect to intellectual property;

•	trade and travel restrictions;

•	the imposition of governmental controls and restrictions or unexpected changes in regulatory requirements;

•	burdens of complying with a variety of foreign laws;

•	import and export license requirements and restrictions of the United States and each other country in which we operate;

•	foreign technical standards;

•	changes in tariffs;

•	difficulties in staffing and managing international operations;

•	foreign currency exposure and fluctuations in currency exchange rates;

•	difficulties in collecting receivables from foreign entities or delayed revenue recognition; and

•	potentially adverse tax consequences.

Because we are currently almost wholly dependent on our foreign sales, as well as our research and development facilities located off-shore and operations in foreign jurisdictions, any of the factors described above could significantly harm our ability to produce quality products in a timely and cost effective manner, and increase or maintain our foreign sales.

Fluctuations in exchange rates between and among the U.S. dollar and other currencies in which we do business may adversely affect our operating results.

We maintain extensive operations internationally. We have offices or facilities in China, France, Germany, India, Japan, Korea and Taiwan. We incur a portion of our expenses in currencies other than the U.S. dollar, including predominantly the Indian Rupee and the Chinese Yuan. A large portion of our cash is held by our international affiliates both in U.S. dollar and local currency denominations. As a result, we may experience foreign exchange gains or losses due to the volatility of these currencies compared to the U.S. dollar. Because we report our results in U.S. dollars, the difference in exchange rates in one period compared to another directly impacts period to period comparisons of our operating results. In addition, our sales have been historically denominated in U.S. dollars. Currency exchange rates have been especially volatile in the recent past and these currency fluctuations may make it difficult for us to predict and/or provide guidance on our results. Currently, we have not implemented any strategies to mitigate risks related to the impact of fluctuations in currency exchange rates and we cannot predict future currency exchange rate changes.

Several of the facilities that manufacture our products, most of our OEM customers and the service providers they serve, and our California facility are located in regions that are subject to earthquakes and other natural disasters.

Several of our subcontractors’ facilities that manufacture, assemble and test our products and five of our wafer foundries are located in Malaysia, the Philippines, Singapore and Taiwan. Several large customers are located in Japan and Korea. The Asia-Pacific region has experienced significant earthquakes and other natural disasters in the past and will be subject to additional seismic activities in the future. Any earthquake or other natural disaster in these areas could significantly disrupt these manufacturing facilities’ production capabilities and could result in our experiencing a significant delay in delivery, or substantial shortage of wafers, in particular, and possibly in higher wafer prices, and our products in general. Natural disasters could also adversely affect our customers and their demand for our products. Our headquarters in California are also located near major earthquake fault lines. If there is a major earthquake or any other natural disaster in a region where one of our facilities is located, it could significantly disrupt our operations.

Changes in our tax rates could affect our future results.

Our future effective tax rates could be favorably or unfavorably affected by the absolute amount and future geographic distribution of our pre-tax income, our ability to successfully shift our operating activities to foreign operations and the amount and timing of inter-company payments from our foreign operations subject to U.S. income taxes related to the transfer of certain rights and functions.

New regulations related to “conflict minerals” may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

On August 22, 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted new requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. These requirements will require companies to diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. We will have to diligence whether such minerals are used in the manufacture of our products. However, the implementation of these new requirements could adversely affect the sourcing, availability and pricing of such minerals if they are found to be used in the manufacture of our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation, could increase our costs and could adversely affect our manufacturing operations. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free.

Risks Related to this Offering and Our Common Stock

The market price of our common stock has been and may continue to be volatile, and holders of our common stock may not be able to resell shares at or above the price paid, or at all.

The market price of our common stock has fluctuated substantially since our initial public offering and is likely to continue to be highly volatile and subject to wide fluctuations. Fluctuations have occurred and may continue to occur in response to various factors, many of which we cannot control, including:

•	quarter-to-quarter variations in our operating results;

•	failure to comply with NASDAQ minimum bid price, as indicated above;

•	announcements of changes in our senior management;

•	the success of our new products;

•	the gain or loss of one or more significant customers or suppliers;

•	announcements of technological innovations or new products by our competitors, customers or us;

•	the gain or loss of market share in any of our markets;

•

general economic and political conditions and specific conditions in the semiconductor industry and broadband technology markets, including seasonality in sales of consumer products into which our products are incorporated;

•	continuing international conflicts and acts of terrorism;

•	changes in earnings estimates or investment recommendations by analysts;

•	changes in investor perceptions;

•	changes in product mix; or

•	changes in expectations relating to our products, plans and strategic position or those of our competitors or customers.

The closing sales price of our common stock for the period of January 1, 2007 to June 30, 2013 ranged from a low of $0.67 to a high of $9.34. In addition, the market prices of securities of semiconductor and other technology companies have been volatile, particularly for companies like us, with low trading volumes. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. Accordingly, holders of our common stock may not be able to resell their shares at or above the price paid.

Our common stock previously traded below $1.00 and was subject to delisting from The NASDAQ Capital Market. If our common stock trades below $1.00 in the future, our stock could be subject to delisting, which action could adversely affect the market liquidity of our common stock and harm our business.

Our common stock is currently traded on The NASDAQ Capital Market under the symbol “IKAN.” The NASDAQ Capital Market has a number of continued listing requirements, including the requirement contained in NASDAQ Marketplace Rule 5810(c)(3)(A), which generally requires the minimum closing bid price remain at a

$1.00 or more per share. In or about September of 2011, the closing bid price for our stock was consistently below $1.00. On June 14, 2012 we were notified by NASDAQ that we were being provided 180 calendar days from June 14, 2012, or until December 10, 2012, to regain compliance with this continued listing requirement. Since September 10, 2012, the closing bid price of our common stock has been at $1.00 or more per share. Subsequently, NASDAQ provided written notice that we had regained compliance with Marketplace Rule 5810(c)(3)(A). However, there can be no guarantee that we will be able to remain in compliance with NASDAQ’s continued listing requirements.

If, in the future, our common stock trades below $1.00 per share for a specified period of time, we could again be subject to delisting. Any delisting could adversely affect the market price of and liquidity of the trading market for our common stock and our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

If the securities analyst who currently publishes reports on us does not continue to publish research or reports about our business, or if he issues an adverse opinion regarding our common stock, the market price of our common stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. We have lost all the securities research coverage with the exception of one analyst. If this analyst issues an adverse opinion regarding our common stock, the stock price would likely decline. If the analyst ceases coverage of us or fails to regularly publish reports on us, we could lose further visibility to the financial markets, which in turn could cause the market price of our common stock or trading volume to decline.

Management may apply the net proceeds from this offering to uses that do not increase our market value or improve our operating results.

We intend to use our net proceeds from this offering for general corporate purposes, including as yet undetermined amounts related to working capital and capital expenditures. Our management will have considerable discretion in applying our net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value. We may use our net proceeds for purposes that do not result in any increase in our results of operations, which could cause the price of our common stock to decline.

Takeover attempts that stockholders may consider favorable may be delayed or discouraged due to our corporate charter and bylaws which contain anti-takeover provisions, Delaware law, or the Tallwood Investors.

Provisions in our certificate of incorporation may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors;

•	the establishment of a classified Board of Directors requiring that not all members of the board be elected at one time;

•	the prohibition of cumulative voting in the election of directors which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of our Board of Directors to alter our bylaws without obtaining stockholder approval;

•

the ability of our Board of Directors to issue, without stockholder approval, up to 1,000,000 shares of preferred stock with terms set by the Board of Directors, which rights could be senior to those of common stock;

•

the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	the required approval of holders of a majority of the shares entitled to vote at an election of directors to remove directors for cause; and

•	the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would without these provisions.

Due to the significant number of shares of our common stock that the Tallwood Investors hold as discussed below, the Tallwood Investors may have the ability to significantly influence the outcome of any matter submitted for the vote of our stockholders, including a takeover attempt, and may have interests that diverge from, or even conflict with, our interests and those of our other stockholders.

Risks Related to the Tallwood Investment

Tallwood Investors may exercise significant influence over us, including through their ability to elect three members of our Board of Directors.

In August 2009, we sold 24 million shares of our common stock and warrants to purchase up to an additional 7.8 million shares of our common stock (such common stock and warrants collectively referred to as the Securities) to Tallwood III, L.P., a Delaware limited partnership, Tallwood III Partners, L.P., a Delaware limited partnership, Tallwood III Associates, L.P., a Delaware limited partnership, and Tallwood III Annex, L.P., a Delaware limited partnership (collectively referred to as the Tallwood Investors). The funds raised for the sale of the Securities funded a portion of our acquisition of the Broadband Access product line from Conexant Systems, Inc. In addition, one of the Tallwood Investors participated in our public offering of our common stock in fiscal year 2010 and purchased an additional 5.6 million shares of our common stock. The common stock owned by Tallwood Investors represented approximately 41% of the outstanding shares of our common stock (excluding the exercise of warrants) as of June 30, 2013. Assuming the full exercise of the warrants, the common stock owned by the Tallwood Investors would represent 47% of the outstanding shares of our common stock as of June 30, 2013. After giving effect to this proposed offering, Tallwood will beneficially own approximately     % of our common stock and if the underwriters exercise their over-allotment option in full, it will beneficially own approximately     % of our common stock (in both cases including shares subject to the warrants). We also entered into a stockholder agreement with the Tallwood Investors, which, among other things, contains certain governance arrangements and various provisions relating to board composition, stock ownership, transfers by the Tallwood Investors and their affiliates, voting and other matters. Subject to certain exceptions, the Tallwood Investors are permitted under the terms of the stockholder agreement to maintain their ownership interest in us in subsequent equity offerings. As a result, the Tallwood Investors may have the ability to significantly influence the outcome of any matter submitted for the vote of our stockholders. The Tallwood Investors may have interests that diverge from, or even conflict with, our interests and those of our other stockholders. In addition, the Certificate of Designation of the Series A Preferred Stock provides that the Tallwood Investors have the right to designate three directors to our Board of Directors while the Tallwood Investors hold at least 35% of our outstanding common stock, and a number of directors to our Board of Directors proportional to the Tallwood Investors’ ownership position in us at such time as the Tallwood Investors hold less than 35% of our outstanding common stock. As a result, the directors elected to our Board of Directors by the Tallwood Investors may exercise significant influence on matters considered by our Board of Directors.

The market price of our common stock may decline as a result of future sales of our common stock by the Tallwood Investors.

We are unable to predict the potential effects of the Tallwood Investors’ ownership of our outstanding common stock on the trading activity in and market price of our common stock. Pursuant to the stockholder agreement, we have granted the Tallwood Investors and their permitted transferees’ registration rights for the resale of the shares of our common stock and shares of our common stock underlying the warrants. Under the terms of the registration rights, we have filed a registration statement that permits the resale of such securities into the public market, and any such resale would increase the number of shares of our common stock available for public trading. Sales by the Tallwood Investors or their permitted transferees of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this document, including statements regarding our future financial position, our revenue, business strategy, plans and objectives of management for future operations, forecasts regarding the broadband market, market trends, our competitive status, benefits of our fabless strategy, our product development, our inventory, our product marketing and inventory, technological developments, the features, benefits and performance of our current and future products, our compliance with governmental rules, our ability to adapt to industry standards, future price reductions, benefits from our outsourcing model, our future liquidity and cash needs, the financial markets, management of our expenses, anticipated demand for our products, customer relationships, the integration of our senior management, our dependence on our senior management and our ability to attract and retain key personnel, our ability to use third party intellectual property, the effect of one large stockholder group on our common stock, qualification of foundries and our foundries’ capacities, our ability to deliver quality products with acceptable manufacturing yields, current and potential litigation, the expected benefits of our intellectual property and the potential outcomes of intellectual property disputes, our ability to protect our intellectual property, our expected future operating costs and expenses, our internal controls, exchange rates and foreign currency exposure, potential new competitors, sources of revenue, our continued growth, dependency and concentration of customer base, future acquisitions, use of proceeds, the expected impact of various accounting policies and rules adopted by the Financial Accounting Standards Board, our future office space needs, fluctuations in our stock price and the possible delisting of our common stock are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described under the caption “Risk Factors” and elsewhere in this document regarding among other things:

•	our ability to develop and achieve market acceptance of new products and technologies;

•	our ability to integrate the technologies and employees from acquisitions into our existing business;

•	cyclical and unpredictable decreases in demand for our semiconductors;

•	our ability to adequately forecast demand for our products;

•	our history of losses;

•	our ability to operate as a going concern;

•	our sales cycle;

•	our ability to sustain revenue during period of product transition;

•	selling prices of products being subject to declines;

•	our dependence on a few customers;

•	our reliance on subcontractors to manufacture, test and assemble our products;

•	our dependence on and qualification of foundries to manufacture our products;

•	production capacity;

•	our customer relationships;

•	the development and future growth of the broadband DSL and communications processing markets;

•	protection of our intellectual property;

•	currency fluctuations;

•	competition and competitive factors of the markets in which we compete; and

•	future costs and expenses and financing requirements.

These risks are not exhaustive. Other sections of this prospectus and documents incorporated by reference into this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we, nor any other person, assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in the prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, and the documents incorporated by reference into this prospectus, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus also contains market data and estimates that we obtained from industry publications and reports. These publications typically indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. Although we have assessed the information in the publications and found it to be reasonable and believe the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $        , based on an assumed public offering price of $         per share (the closing price of our common stock as reported on The NASDAQ Capital Market on August     , 2013), after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $        , after deducting the estimated underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) our estimated net proceeds by $         million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

We currently intend to use the net proceeds received by us from this offering for working capital and general corporate purposes and for capital expenditures. In addition, we may use a portion of the net proceeds received by us from this offering for acquisitions of complementary businesses, technologies or other assets. We have no agreements with respect to any material acquisitions at this time and we have not allocated specific amounts of net proceeds for any of these purposes.

We cannot specify with certainty the particular amounts or uses for the net proceeds to be received from this offering. Accordingly, our management will have broad discretion in using the net proceeds to be received from this offering.

Pending the use of proceeds from this offering, we plan to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on The NASDAQ Capital Market under the symbol “IKAN”. The following table sets forth the high and low sales prices of our common stock as reported on The NASDAQ Capital Market for the periods indicated.

	High	Low
2011
First quarter	$1.51	$1.05
Second quarter	$1.62	$1.07
Third quarter	$1.35	$0.80
Fourth quarter	$1.09	$0.75

2012
First quarter	$0.93	$0.67
Second quarter	$0.95	$0.64
Third quarter	$1.41	$0.80
Fourth quarter	$1.78	$1.18

2013
First quarter	$2.04	$1.25
Second quarter	$2.11	$1.15
Third quarter (through August 22, 2013)	$1.48	$1.22

On August 22, 2013, the last trading day prior to the date of this prospectus for which information was practicably available, the closing price of our common stock as reported on The NASDAQ Capital Market was $1.24 per share. As of July 31, 2013, there were approximately 332 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock or other securities. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our Loan Agreement prohibits the payment of dividends on our common stock. Any future determination related to our dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2013, as follows:

•	on an actual basis;

•

on an as adjusted basis to give effect to the receipt of the estimated net proceeds from the sale of             shares of common stock in this offering at an assumed public offering price of $         per share (the closing price of our common stock as reported on The NASDAQ Capital Market on August     , 2013), after deducting the estimated underwriting discounts and commissions and estimated expenses.

You should read this table in conjunction with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2013
	Actual	As Adjusted
	(Unaudited)
	(In thousands, except per share data)
Cash and cash equivalents	$25,784	$

Revolving line	$7,500

Stockholders’ equity:
Preferred stock, par value $0.001 per share: 1,000 shares authorized, 0.001 shares issued and outstanding, actual; 1,000 shares authorized, 0.001 shares issued and outstanding, as adjusted	—
Common stock, par value $0.001 per share: 150,000 shares authorized, 71,497 shares issued and outstanding, actual; 150,000 shares authorized, shares issued and outstanding, as adjusted	71
Additional paid-in capital	337,509
Warrants	7,567
Accumulated deficit	(308,788)

Total stockholders’ equity	36,359

Total capitalization	$43,859	$

A $1.00 increase (decrease) in the assumed public offering price of $         per share (the closing price of our common stock as reported on The NASDAQ Capital Market on August     , 2013) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $         million after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters’ over-allotment option were exercised in full, as adjusted cash and cash equivalents, common stock, additional paid-in capital, total stockholders’ equity, total capitalization and shares issued and outstanding as of June 30, 2013 would be $        , $        , $        , $        , $         and             , respectively.

The number of shares of common stock in the table above excludes:

•	17,096,000 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2013, at a weighted average exercise price of $1.36 per share;

•	7,800,000 shares of common stock issuable upon the exercise of warrants with an exercise price of $1.75 per share; and

•	8,793,000 shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value as of June 30, 2013, was $35,319,000, or $0.49 per share of common stock.

After giving effect to the sale of shares of common stock in this offering at an assumed public offering price of $         per share (the closing price of our common stock as reported on The NASDAQ Capital Market on August     , 2013), after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of June 30, 2013 would have been $        , or $         per share. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution in net tangible book value of $         per share to purchasers of common stock in this offering, as illustrated in the following table (thousands except per share):

Assumed public offering price per share		$
Net tangible book value per share as of June 30, 2013	$35,319
Increase in net tangible book value per share attributable to new investors

Adjusted net tangible book value per share after this offering

Dilution per share to investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed public offering price of $         per share (the closing price of our common stock as reported on The NASDAQ Capital Market on August     , 2013) would increase (decrease) our as adjusted net tangible book value by approximately $         million, or approximately $         per share, and the dilution per share to investors in this offering by approximately $         per share assuming that the number of shares, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters’ over-allotment option to purchase additional shares is exercised in full, the as adjusted net tangible book value per share after this offering would be $         per share, the increase in as adjusted net tangible book value per share to existing stockholders would be $         per share and the dilution to new investors purchasing shares in this offering would be $         per share.

The calculations above are based on 71,496,906 shares outstanding as of June 30, 2013 excluding:

•	17,096,000 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2013, at a weighted average exercise price of $1.36 per share;

•	7,800,000 shares of common stock issuable upon the exercise of warrants with an exercise price of $1.75 per share; and

•	8,793,000 shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan.

To the extent that any outstanding options or warrants are exercised or new options are issued under our incentive plans, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our fiscal years are the 52 or 53 week periods ended on the Sunday nearest the end of December.

The selected balance sheet data as of January 1, 2012 and December 30, 2012, and the selected statements of operations data for each of the fiscal years ended January 2, 2011, January 1, 2012 and December 30, 2012, have been derived from our audited financial statements included elsewhere in this prospectus. The selected balance sheet data as of end of fiscal years 2008, 2009 and 2010, the selected statements of operations data for the fiscal years ended 2008 and 2009 have been derived from our audited financial statements that are not included in this prospectus. The statement of operations data for the six months ended July 1, 2012 and June 30, 2013 and the balance sheet data as of June 30, 2013 have been derived from our unaudited interim financial statements that are included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements, and in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly our financial position for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

	Fiscal Year Ended					Six Months Ended
	2008	2009	2010	2011	2012	July 1, 2012	June 30, 2013
						(unaudited)
	(In thousands, except per share data)
Consolidated Statements of Operations
Revenue	$106,505	$130,688	$191,677	$136,591	$125,948	$62,815	$45,267
Cost of revenue (1)	61,827	85,019	126,692	65,944	64,750	31,654	22,009

Gross profit	44,678	45,669	64,985	70,647	61,198	31,161	23,258

Operating expenses:
Research and development (1)	43,231	49,805	60,769	55,796	57,543	26,842	26,117
Selling, general and administrative (1)	25,823	30,974	27,239	22,287	19,056	9,328	9,638
Asset impairments	12,496	2,460	21,378	—	—	—	—
Restructuring charges (1)	—	1,338	5,794	(109)	1,062	1,062	—

Total operating expenses	81,550	84,577	115,180	77,974	77,661	37,232	35,755

Loss from operations	(36,872)	(38,908)	(50,195)	(7,327)	(16,463)	(6,071)	(12,497)
Investment gain (impairment)	(6,166)	1,238	—	1,295	—	—	—
Interest income and other, net	2,145	727	51	(383)	(108)	(312)	(360)

Loss before income taxes	(40,893)	(36,943)	(50,144)	(6,415)	(16,571)	(6,383)	(12,857)
Provision (benefit) for income taxes	220	158	(381)	1,082	1,014	321	232

Net loss (2)	$(41,113)	$(37,101)	$(49,763)	$(7,497)	$(17,585)	$(6,704)	$(13,089)

Basic and diluted net loss per share	$(1.41)	$(0.97)	$(0.88)	$(0.11)	$(0.25)	$(0.10)	$(0.18)

Weighted average number of shares—basic and diluted (3)	29,084	38,098	56,713	68,656	69,701	69,439	70,798

(1)	Amounts include stock-based compensation as follows:

	Fiscal Year Ended					Six Months Ended
	2008	2009	2010	2011	2012	July 1, 2012	June 30, 2013
Cost of revenue	$305	$313	$106	$58	$8	$2	$3
Research and development	5,258	3,261	1,684	2,273	2,007	936	1,122
Selling, general and administrative	4,923	2,346	1,480	844	877	360	599
Restructuring	—	—	111	—	—	—	—

(2)	Net losses for the fiscal years 2008, and 2009 include acquired company results of operations beginning on the date of acquisition.
(3)	The basic and diluted net loss computations exclude potential shares of common stock issuable upon the exercise of options and warrants to purchase common stock when their effect would be anti-dilutive. See “Note 1—Ikanos and Summary of Significant Accounting Policies” to the consolidated financial statements included in this report.

	Fiscal Year Ended
	2008	2009	2010	2011	2012	July 1, 2012	June 30, 2013
						(unaudited)
Consolidated Balance Sheet Data (in thousands):
Cash, cash equivalents and short-term investments	$63,339	$27,540	$30,950	$34,760	$31,176	$33,071	$27,321
Working capital	72,015	56,049	50,541	48,926	36,571	44,901	26,371
Total assets	107,433	143,000	89,697	77,607	73,848	78,827	59,931
Total stockholders’ equity	89,516	97,116	65,521	60,722	46,627	55,526	36,359

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading provider of advanced broadband semiconductor and integrated firmware products for the digital home. Our broadband digital subscriber line (DSL) processors and other semiconductor offerings power carrier infrastructure for the central office (CO) and customer premises equipment (CPE) for network equipment manufacturers serving leading telecommunications service providers. Our products are at the core of DSL access multiplexers (DSLAMs), optical network terminals (ONTs), concentrators, modems, voice over Internet Protocol (VoIP) terminal adapters, integrated access devices (IADs) and residential gateways (RGs). Our products have been deployed by service providers in the Americas, Europe, Asia and Japan.

We believe that we can offer advanced products by continuing to push existing limits in silicon, systems and firmware. We have developed programmable, scalable chip architectures, which form the foundation for deploying and delivering multi-play services. Expertise in the creation and integration of digital signal processor (DSP) algorithms with advanced digital, analog and mixed signal semiconductors enables us to offer high performance, high-density and low-power asymmetric DSL (ADSL) and very-high-bit rate DSL (VDSL) products. In addition, flexible communications processor architectures with wire-speed packet processing capabilities enable high-performance end-user devices for distributing advanced digital services in the home. These products thus support service providers’ multi-play deployment plans to the digital home while keeping their capital and operating expenditures low.

We outsource all of our semiconductor fabrication, assembly and test functions, which allows us to focus on the design, development, sales and marketing of our products and reduces the level of our capital investment. Our semiconductor customers consist primarily of original design manufacturers (ODMs), contract manufacturers (CMs) and original equipment manufacturers (OEMs), who in turn sell our semiconductors as part of their product solutions to the service provider market. In fiscal year 2012, we expanded our outsourced model by transitioning a majority of our day-to-day supply chain management, production test engineering and production quality engineering functions (Master Services) to eSilicon Corporation (eSilicon) under a master services and supply agreement (Service Agreement). Pursuant to the Service Agreement, we place orders for our finished goods products with eSilicon, who, in turn, contracts with wafer foundries and the assembly and test subcontractors and manages these operational functions for us on a day-to-day level. During the first half of 2012, we began to transition these Master Services to eSilicon and to establish clear lines of communications among us, eSilicon, the wafer foundries and the assembly and test subcontractors. As of the end of fiscal year 2012, we had substantially completed the transition of Master Services to eSilicon.

We incurred a net loss of $17.6 million and $13.1 million for the year ended December 30, 2012 and the six months ended June 30, 2013, respectively, and had an accumulated deficit of $308.8 million as of June 30, 2013, respectively. To achieve consistent profitability, we will need to generate and sustain higher revenue, while maintaining cost and expense levels appropriate and necessary for our business. In addition, we anticipate being in compliance with all of the covenants contained in the amended Loan and Security Agreement (Loan Agreement) with Silicon Valley Bank (SVB) for the fiscal third quarter ended September 29, 2013. To remain in compliance thereafter, we intend to seek additional financing to support our capital requirements and our ability to remain in compliance with certain covenants in the Loan Agreement. The amount and timing of our future capital requirements will depend upon many factors including our rate of revenue growth, our ability to develop future revenue streams, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of its products.

We filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission (SEC) on October 25, 2010 (declared effective on November 1, 2010) under which we can offer and sell up to $30.0 million of our common stock and warrants. On November 11, 2010 and December 7, 2010 we sold a total of 12.8 million shares of common stock under this Form S-3 in an underwritten offering for $13.5 million. After deducting underwriting fees, legal, accounting and other costs, we realized proceeds of $12.5 million. As of June 30, 2013, we have up to $16.5 million available for future issuance under this Form S-3, which expires in November 2013.

In January 2011, we entered into the Loan Agreement with SVB under which SVB agreed to make advances to us under a revolving line of credit of up to $15.0 million. During fiscal years 2012 and 2013, we drew down on our revolving line for working capital purposes. As of June 30, 2013, $7.5 million was outstanding under this Loan Agreement. Interest on advances against the revolving line of credit is equal to 4.75% as of June 30, 2013 and is payable monthly. We may prepay the advances under the revolving line of credit in whole or in part at any time, without premium or penalty.

On August 8, 2013, we amended our Loan Agreement with SVB, to change existing financial covenants to coincide with our current operating plan. The financial covenants include the following: 1) a minimum Adjusted Quick Ratio (cash, cash equivalents, short-term investments and accounts receivable divided by current liabilities net of deferred revenue) of 1.0:1, tested on a monthly basis, 2) a minimum cash balance to be held with SVB ranging between $10.0 million and $25.0 million, tested on a monthly basis, and 3) a minimum EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) amount not to exceed a loss of between zero and $(10.0) million, tested on a quarterly basis. Under the amended Loan Agreement, we may borrow up to $15.0 million limited by the borrowing base calculation. The borrowing base is calculated at 80% of eligible accounts receivable, as defined in the amended Loan Agreement. All cash collections will be applied to the revolving line of credit on a daily basis, but may be borrowed immediately after pay down. Interest is fixed at SVB’s prime rate plus 250 basis points, with a floor of 4.00%.

We were incorporated in April 1999, and through December 31, 2001, we were engaged principally in research and development. We began commercial shipment of our products in the fourth quarter of 2002. Over the last three years, our revenue was $191.7 million in 2010, $136.6 million in 2011 and $125.9 million in 2012.

Quarterly revenue fluctuations are characteristic of our industry and affect our business, especially due to the concentration of our revenue among a few customers. These quarterly fluctuations can result from a mismatch of supply and demand. Specifically, service providers purchase equipment based on planned deployment. However, service providers may deploy equipment more slowly than initially planned, while OEMs continue for a time to manufacture equipment at rates higher than the rate at which equipment is deployed. As a result, periodically and usually without significant notice, service providers will reduce orders with OEMs for new equipment, and OEMs, in turn, will reduce orders for our products, which will adversely impact the quarterly demand for our products, even when deployment rates may be increasing. Our first and second quarter revenue was to some extent adversely affected by delay in the ramp in certain customers’ end markets. We expect that the delay will continue into the fiscal third quarter of 2013.

Our industry is continually transitioning to new technologies and products. Large industry transitions are unpredictable due to factors including, but not limited to, extended product trials, qualifications, and the transformation of existing platforms to new platforms. Furthermore, the environment in which we market and sell our products has become increasingly competitive and cost sensitive. Our competitors are able to provide higher degrees of integration due to their broader range of products.

Our future revenue growth depends on the successful qualification and adoption of our new product platforms at service providers and network equipment manufacturers. In addition to these qualifications, our operations may be adversely affected by our customers’ transition strategies from existing systems that use our product to systems that may not use our products. As is customary in our industry from time-to-time, we elect to end-of-life products and, as a result, certain customers may enter into last time buy arrangements which could further impact revenues. Certain of our customers entered into last time buys of some products during 2012. In some cases products may become mature or uncompetitive causing customers to transition to solutions from other manufacturers or implement multi-sourcing procurement strategies in which we participate in a diminished capacity.

It is inherently difficult to predict if and when platforms will pass qualification, when service providers will begin to deploy the equipment and at what rate, because we do not control the qualification criteria or process, and the systems manufacturers and service providers do not always share all of the information available to them regarding qualification and deployment decisions. Additionally, we have limited visibility into the buying patterns of our OEMs, who, in turn, are affected by changes in the buying and roll out patterns of the service provider market. As a result of manufacturing inventory to a forecast, we may have excess inventory if the forecast differs from actual results. Our 2010 forecast was reduced significantly due to our BBA products becoming more mature and less competitive at the desired price point in the marketplace and also due to forecast revenue for a potential customer that did not materialize. As a result, we determined that we had $16.8 million of excess inventory for certain products, and consequently wrote down the inventory during 2010.

In response to declining revenue during 2010 and 2011 and continuing into 2012, we initiated a worldwide restructuring plan on January 30, 2012 to manage our operating expense to our projected revenue forecast. There was a headcount reduction of approximately 16% of our employment level. The restructuring plan resulted in expenditures of $1.1 million, which were recognized in and paid during 2012. Although the restructuring plan resulted in approximately $5.0 million in annual operating expense reductions, these cost savings were offset by new product tape-out expenses that were incurred throughout 2012.

On February 28, 2013, Mr. Michael Kelly resigned from his position as Vice President of Worldwide Sales. On March 28, 2013, Mr. Douglas Norby resigned from our Board of Directors, effective April 1, 2013. On May 6, 2013 Mr. Stu Krometis was appointed our Vice President of Worldwide Sales.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and the results of operations are based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. On a regular basis, we evaluate our assumptions, judgments and estimates and make changes accordingly. We also discuss our critical accounting estimates with the Audit Committee of the Board of Directors. We believe that the assumptions, judgments and estimates involved in the accounting for revenue, cost of revenue, marketable securities, accounts receivable, inventories, warranty, income taxes, impairment of goodwill and related intangibles, acquisitions and stock-based compensation expense have the greatest potential impact on our consolidated financial statements, so we consider these to be our critical accounting policies. We discuss below the critical accounting estimates associated with these policies. Historically, our assumptions, judgments and estimates relative to our critical accounting policies have not differed materially from actual results.

Revenue Recognition

We recognize revenue when the following criteria are met: 1) persuasive evidence of an arrangement exists, 2) delivery has occurred, 3) our price to the customer is fixed or determinable, 4) collection is reasonably assured. Since our semiconductor products are reliant upon firmware, we defer revenue recognition until the essential firmware is delivered and upon shipment when legal title and risk of ownership has transferred. In addition, we record reductions to revenue for estimated product returns and pricing adjustments, such as volume purchase incentives, in the same period that the related revenue is recorded. The amount of these reductions is based on historical sales returns, analysis of credit memo data, specific criteria included in volume purchase incentives agreements, and other factors known at the time. Additional reductions to revenue would result if actual product returns exceed our estimates or if we settle any claims brought by our customers that are in excess of our standard warranty terms for cash payments. Revenue from product sales to distributors is recognized when the distributor has sold through to the end customer.

As noted above, in multi-element arrangements that include combination of semiconductor products with firmware that is essential to the hardware products functionality and undelivered firmware elements, judgment is required to properly identify the accounting units of the multiple deliverable transactions and to determine the manner in which revenue should be allocated among the accounting units. We allocate the arrangement consideration based on each element’s relative fair value using vendor-specific objective evidence, third-party evidence, or estimated selling prices, as the basis of fair value. The allocation of value to each element is derived based on management’s best estimate of selling price when vendor specific evidence or third party evidence is unavailable. Revenue is recognized for the accounting units when the basic revenue recognition criteria are met.

Accounts Receivable Allowance

We perform ongoing credit evaluations of our customers and adjust credit limits, as determined by our review of current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience, our anticipation of uncollectible accounts receivable and any specific customer collection issues that we have identified. While our credit losses have historically been low and within our expectations, we may not continue to experience the same credit loss rates that we have in the past. Our receivables are concentrated in a relatively small number of customers. Therefore, a significant change in the liquidity, financial terms, financial position or willingness to pay timely, or at all, of any one of our significant customers would have a significant impact on our results of operations and cash flows.

Inventory

We value our inventory at the lower of cost or estimated market value. Cost is determined by the first-in, first-out method and market represents the estimated net realizable value. We estimate market value based on our current pricing, market conditions and specific customer information. We write down inventory for estimated obsolescence of unmarketable inventory and quantities on hand in excess of estimated near-term demand and market conditions. If actual shipments are less favorable than expected, additional charges may be required. Additionally, we specifically reduce inventory to the lower of cost or market if pricing trends or forecasts indicate that the carrying value of inventory exceeds its estimated selling price. Once inventory is written down, a new accounting basis is established, and it is not written back up in future periods. However, if such inventory is subsequently sold, gross margins will be positively affected.

Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized based on our historical experience of similar products. While we engage in product quality programs and processes, including monitoring and evaluating the quality of our suppliers, our warranty accrual is affected by our contractual obligations, product failure rates, the estimated and actual cost incurred by us and our customers for replacing defective parts. Costs may include replacement parts, labor to rework and freight charges. We monitor product returns for warranty and maintain an accrual for the related warranty expenses. Should actual failure rates, cost of product replacement and inbound and outbound freight costs differ from our estimates, revisions to the estimated warranty reserve would be required.

Acquisitions

We allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as purchased in-process research and development (IPR&D) based on the estimated fair values. We use various models to determine the fair values of the assets acquired and liabilities assumed. These models include the discounted cash flow, the royalty savings method and the cost savings approach. The valuation requires management to make significant estimates and assumptions, especially with respect to long-lived and intangible assets.

Critical estimates in valuing certain of the intangible assets include, but are not limited to, future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies and patents; expected costs to develop the IPR&D into commercially viable products and estimating cash flows from the projects when completed; the acquired company’s brand awareness and market position as well as assumptions about the period of time the brand will continue to be used in the combined Company’s product portfolio and discount rates. We derive our discount rates from our internal rate of return based on our internal forecasts and we may adjust the discount rate giving consideration to specific risk factors of each asset. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

Accounting for Income Taxes

We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the balance sheets, as well as operating loss and tax credit carry forwards. We have recorded a full valuation allowance against our deferred tax asset except for certain foreign tax jurisdictions. Based on our historical losses and other available objective evidence, we determined it is more likely than not that the deferred tax asset will not be realized. While we have considered potential future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the full valuation allowance, in the event that we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the deferred tax asset would increase net income in the period such determination was made. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. Further, in accordance with authoritative guidance, we recognize liabilities for uncertain tax positions based on the two-step process prescribed within the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

Prior to the fourth quarter of 2011, the Company did not provide for Federal income tax and withholding taxes for unremitted foreign earnings of its foreign affiliates because the unremitted earnings of its foreign subsidiaries were deemed to be permanently reinvested. Beginning in the fourth quarter of 2011 the Company began to provide for Federal income tax and foreign withholding taxes the unremitted earnings of foreign subsidiaries because the Company has determined that those funds may no longer be permanently reinvested.

Stock-Based Compensation Expense

We account for share-based compensation related to share-based transactions in accordance with authoritative guidance. Under the fair value recognition provisions, share-based payment expense is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value model and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility and expected life. We have estimated the expected volatility as an input into the Black-Scholes valuation formula when assessing the fair value of options granted. Our current estimate of volatility was based upon a blend of average historical volatilities of our stock price and that of our peer group. To the extent volatility of our stock price increases in the future, our estimates of the fair value of options granted in the future could increase, thereby increasing share-based payment expense in future periods. In addition, we apply an expected forfeiture rate when amortizing share-based payment expense. Our estimate of the forfeiture rate was based primarily upon historical experience of employee turnover. To the extent that we revise this estimate in the future, our share-based payment expense could be materially affected in the quarter of revision, as well as in following quarters. Our expected term of options granted was derived from the average midpoint between vesting and the contractual term. In the future, as empirical evidence regarding these input estimates is able to provide more directionally predictive results, we may change or refine our approach of deriving these input estimates. These changes could impact our fair value of options granted in the future.

The above items are not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by authoritative guidance with no need for our management’s judgment in its application. There are also areas in which our management’s judgment in selecting any available alternative would not produce a materially different result. See our consolidated financial statements and related notes thereto included elsewhere in this prospectus that contain accounting policies and other disclosures in accordance with authoritative guidance.

Results of Operations

Revenue

Our revenue is derived from sales of our semiconductor products. Revenue from product sales is generally recognized upon shipment, net of sales returns, rebates and allowances. Depending on the distributor, product sales to the distributor are recognized either based on contract terms or when the distributor has sold through to the end customer. As is typical in our industry, the selling prices of our products generally decline over time. Therefore, our ability to increase revenue is dependent upon our ability to increase unit sales volumes of existing products and to introduce and sell new products in greater quantities. Our ability to increase unit sales volume is dependent primarily upon our ability to increase and fulfill current customer demand and obtain new customers. The continuing effects of the worldwide recession have adversely affected the businesses of service providers around the world, causing them to re-evaluate how they employ capital. Consequently the rate at which broadband infrastructure is upgraded may slow or new broadband programs could be delayed.

We generally sell our products to OEMs through a combination of our direct sales force, third-party sales representatives and distributors. Sales are generally made under short-term, non-cancelable purchase orders. We also have volume purchase agreements with certain customers who provide us with non-binding forecasts. Although certain OEM customers may provide us with rolling forecasts, our ability to predict future sales in any given period is limited and subject to change based on demand for our OEM customers’ systems and their supply chain decisions. Historically, a small number of OEM customers, the composition of which has varied over time, have accounted for a substantial portion of our revenue, and we expect that significant customer concentration will continue for the foreseeable future. However, customer concentration may diversify across more carrier customers as we expect more service providers world-wide to begin deployments of our broadband solutions.

Cost of Revenue

Our cost of revenue consists primarily of the cost of silicon wafers purchased from third-party foundries and third-party costs associated with assembling, testing and shipping of our semiconductors. Because we do not have formal, long-term pricing agreements with our outsourcing partners, our wafer costs and services are subject to price fluctuations based on the cyclical demand for semiconductors among other factors. In addition, after we purchase wafers from foundries, we also incur yield loss related to manufacturing these wafers into usable die. Manufacturing yield is the percentage of acceptable product resulting from the manufacturing process, as identified when the product is tested. When our manufacturing yields decrease, our cost per unit increases which could have a significant adverse impact on our cost of revenue. Cost of revenue also includes accruals for actual and estimated warranty obligations and write-downs of excess and obsolete inventories, payroll and related personnel costs, licensed third-party intellectual property, depreciation of equipment, stock-based compensation expenses and amortization of acquisition-related intangibles.

In 2012, we entered into with the Service Agreement with eSilicon under which eSilicon handles our Master Services. We started the transition during the fiscal second quarter of 2012 and have effectively completed the transition as of December 30, 2012. We expect the Service Agreement will result in a decrease to our cost of revenue.

Research and Development

All research and development (R&D) expenses are charged to earnings as incurred. R&D expenses generally consist of compensation and related expenses for employees engaged in research and development; contractors; tape-out expenses; reference board development; development testing, evaluation kits and tools; stock-based compensation; amortization of acquisition-related intangibles; and depreciation expense. Before releasing new products, we incur charges for mask sets, prototype wafers, mask set revisions, bring-up boards and other qualification materials, which we refer to as tape-out expenses. These tape-out expenses may cause our R&D expenses to fluctuate because they are not incurred uniformly every quarter.

Selling, General and Administrative

Selling, general and administrative (SG&A) expenses generally consist of compensation and related expenses for personnel; public company expenses; legal, recruiting and auditing fees; and deprecation.

Restructuring Charges

In an effort to align our operating expenses to our projected revenue forecast, on January 30, 2012 the Board of Directors approved and management initiated a corporate restructuring plan that included a reduction in force by approximately 15%. Employees were notified on February 1 and 2, 2012 of their planned terminations. Restructuring charges included employee severance and benefits costs, as well as other exit-related charges arising from contractual and other obligations.

There has been no restructuring in the fiscal first half of 2013.

Comparison of the Three and Six Months Ended June 30, 2013 and July 1, 2012

Revenue

Revenue continues to be distributed among a range of products and a limited number of customers. Four customers accounted for 54% of our total fiscal second quarter 2013 revenue while three customers accounted for 51% of our sales in the first six months of fiscal 2013. Revenue declined by $13.0 million, or 41%, to $19.1 million for the three months ended June 30, 2013 from $32.1 million in the three months ended July 1, 2012 and $7.1 million or 27% from $26.2 million in the fiscal first quarter of 2013. Revenue decreased by $17.5 million, or

28%, to $45.3 million in the six months ended June 30, 2013 from $62.8 million in the six months ended July 1, 2012. Revenue from legacy products continued to decline as certain products reached end of life. Revenue for the first six months included the recognition of previously deferred revenue of $2.5 million related to certain software that was fully completed and delivered during the quarter. Our customers’ inventory buildup, caused by a push out in the ramp in certain end markets, continued to have an adverse impact on our revenue, especially with our newer products. We expect that the delay will continue into the third fiscal quarter as customers continue to consume their inventory and ramp certain major products.

The following direct customers accounted for more than 10% of our revenue for the periods indicated. Sales made to OEMs are based on information that we receive at the time of ordering.

	Three Months Ended		Six Months Ended
Our Direct Customer	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Sagemcom Tunisie	20%	19%	23%	17%
Askey Computer Corporation**	12	12	18	*
Paltek Corporation	11	*	10	*
AVM Computer Systems	11	*	*	*
Flextronics Manufacturing (Hong Kong) Ltd.	*	15	*	14
NEC Asia Pacific Pte. Ltd.	*	11	*	11

*	Less than 10%
**	Askey is a contract manufacturer for Sagemcom.

Revenue by Country as a Percentage of Total Revenue

	Three Months Ended		Six Months Ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
France	20%	20%	23%	18%
Japan	17	17	18	23
Taiwan	16	16	20	15
Germany	11	5	8	6
Korea	11	7	9	5
China	5	13	6	12
Hong Kong	2	17	2	16
United States	3	1	2	1
Other	15	4	12	4

The table above reflects sales to our direct customers based on the country in which the customer’s headquarters is located. It does not necessarily reflect carrier deployment of our products as we do not sell directly to them.

Revenue by Product Family as a Percentage of Total Revenue

	Three Months Ended		Six Months Ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Broadband DSL	50%	59%	50%	62%
Communications Processors	41	31	41	28
Other	9	10	9	10

Cost and Operating Expenses

	Three Months Ended			Six Months Ended
	June 30, 2013	July 1, 2012	% Change	June 30, 2013	July 1, 2012	% Change
Cost of revenue	$9,813	$17,001	(42)%	$22,009	$31,654	(30)%
Research and development	12,599	12,842	(2)	26,117	26,842	(3)
Sales, general and administrative	4,866	4,648	5	9,638	9,328	3
Restructuring charges	—	(30)	nm	—	1,062	nm

nm – Not meaningful

Cost and Operating Expenses as a Percentage of Total Revenue:

	Three Months Ended		Six Months Ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Cost of revenue	51%	53%	49%	50%
Research and development	66	40	59	45
Sales, general and administrative	25	15	21	19
Restructuring charges	—	nm	—	2

nm – Not meaningful

Cost of Revenue

Cost of revenue decreased 42% to $9.8 million for the three months ended June 30, 2013 from $17.0 million for the three months ended July 1, 2012. Cost of revenue decreased 30% to $22.0 million for the six months ended June 30, 2013 from $31.7 million for the six months ended July 1, 2012. The decrease in cost of revenue for both the three and six month periods ended June 30, 2013 compared to the same period last year is directly attributable to our decreased sales volume and certain changes in product mix.

Our gross margins were 49% for the three months ended June 30, 2013 compared to 47% for the three months ended July 1, 2012 and 53% for the fiscal first quarter of 2013. Fiscal second quarter 2012 gross margin, however, was adversely affected by a $1.3 million charge related to a patent license agreement. Without that charge, gross margin was lower in the fiscal second quarter of 2013 versus the comparable 2012 period as we sold a lower percentage of higher margin Broadband DSL products in 2013. Although product mix and hence margins were similar in both the second and first quarters of fiscal 2013, first quarter margins benefitted from the recognition of $2.5 million of previously deferred revenue.

Our gross margins were 51% for the six months ended June 30, 2013 compared to 50% for the six months ended July 1, 2012. As noted above, gross margin for the first six months of 2013 benefitted from the recognition of $2.5 million of previously deferred revenue while 2012 was adversely affected by a $1.3 million charge related to a patent license agreement. Absent those unusual items, product mix for the first six months of fiscal 2013 versus the first six months of 2012 was unfavorable as 2013 had a lower percentage of high margin Broadband DSL products compared to the comparable 2012 six month period.

Research and Development Expense

R&D expenses decreased $0.2 million, or 2%, to $12.6 million for the three months ended June 30, 2013 compared to $12.8 million for the three months ended July 1, 2012. Personnel costs were higher by $0.4 million as R&D personnel levels were marginally lower as of June 30, 2013 compared to July 1, 2012. Deferred compensation costs were higher by $0.2 million. Tape out costs declined by $0.4 million in the fiscal second quarter of 2013 compared to the fiscal second quarter of 2012. Depreciation costs similarly declined by $0.5 million in the fiscal second quarter of 2013 compared to the comparable 2012 period. The reduction in depreciation expense is attributable to accelerated depreciation taken in 2012 as we replaced our legacy ERP system during the first half of 2012.

R&D expenses decreased $0.7 million, or 3%, to $26.1 million for the six months ended June 30, 2013 compared to $26.8 million for the six months ended July 1, 2012. Personnel costs increased by $0.2 million while employment levels were relatively unchanged and software license fees increased by $0.4 million. These increases were offset by lower tapeout costs of $0.7 million and lower depreciation costs of $0.8 million. As noted above the reduction in depreciation expense is attributable to accelerated depreciation taken in 2012 as we replaced our legacy ERP system during the first half of 2012.

Our R&D personnel are primarily located in the United States or India. At June 30, 2013, we had 204 people engaged in R&D of whom 63 were located in India, 138 were located in the United States and 3 were located in China. As of July 1, 2012, we had 207 people engaged in R&D of whom 70 were located in India, 134 were located in the United States and three were located in China.

Selling, general and administrative expense

SG&A expenses increased by $0.2 million for the three months ended June 30, 2013, or 5%, to $4.9 million compared to $4.6 million for the three months ended July 1, 2012. The increase is primarily attributable to higher personnel and related costs of $0.1 million as employment levels declined marginally and also attributable to higher stock compensation costs of $0.2 million. These increases were partially offset by lower depreciation of $0.1 million as discussed above.

SG&A expenses increased by $0.3 million for the six months ended June 1, 2013, or 3%, to $9.6 million compared to $9.3 million for the six months ended July 1, 2012. The increase in SG&A expenses is primarily attributable to higher stock compensation costs of $0.2 million, higher consulting costs of $0.2 million and higher marketing costs of $0.1 million. These higher costs were partially offset by lower depreciation costs of $0.2 million.

At June 30, 2013, SG&A headcount was 52 compared to 56 at July 1, 2012.

Restructuring Charges

Restructuring charges amounted to $1.1 million during the six months ended July 1, 2012, all of which were related to employee severance and benefits costs and other exit-related charges arising from contractual and other obligations. The restructuring was completed during fiscal 2012.

There has been no restructuring in the fiscal first half of 2013.

Interest Income and Other, Net

Interest income and other, net consists primarily of interest income earned on our cash, cash equivalents and investments, as well as other non-operating expenses including gains and losses on foreign exchange and the sales of fixed assets. Net interest income and other, net was a loss of $0.4 million both for the three months ended June 30, 2013 and the three months ended July 1, 2012. Interest income and other, net was a loss $0.4 million for the six months ended June 30, 2013 compared to a loss of $0.3 million for the six months ended July 1, 2012. Foreign exchange losses of $0.5 million for both the three and six months ended June 30, 2013 were directly attributable to declines in the Indian rupee versus the US dollar during the fiscal second quarter of 2013. During the first six months of fiscal 2013 we recognized $0.2 million on our investments. Foreign exchange losses—related to both the Indian rupee and the Euro—were $0.4 million for the second quarter of fiscal 2012 and $0.3 million for the first half of fiscal 2012.

Provision for Income Taxes

Income tax expense is recognized based on management’s best estimate of the annual income tax rate expected for the full financial year. The estimated annual tax rate used for the fiscal year ending December 29, 2013 is 31.2% which has been applied to income before taxes for the three and six months ended June 30, 2013. The actual tax rates for the three and six months ended June 30, 2013 were 22.8% and 34.9% after discrete items due mainly to accrual of certain withholding taxes on interest payments. The provision for income taxes was $0.1 million and $0.2 million for the three and six month periods ended June 30, 2013. The provision for income taxes was $0.2 million and $0.3 million for the three and six month periods ended July 1, 2012.

Net loss

As a result of the above factors, we had net losses of $8.7 million and $13.1 million for the three and six months ended June 30, 2013 compared to net losses of $3.0 million and $6.7 million for the three and six months ended July 1, 2012. Over the past several years, we have taken actions to reduce our operating expense structure such as consolidating locations, reducing capital expenditures, outsourcing our back-end physical design, reducing the number of development projects and reducing overall headcount.

Comparison of the fiscal years 2012, 2011 and 2010

Revenue

Total revenue for 2012 declined by $10.7 million, or 8%, to $125.9 million in 2012 from $136.6 million in 2011. Our five largest customers account for approximately 60% of our revenue. Revenue from Asia as a percent of total revenue increased from 62% to 68% while revenue in Europe declined from 36% to 29%. Revenue from the Americas increased from 2% to 3% of total revenue. There continues to be a broad distribution of revenue across our product lines. During 2012 we began selling our next generation CPE product chipsets (Fusiv® Vx185, Vx183, Vx175 and Vx173). Even with the introduction of these other products, we continued to be adversely affected by the aging of our products as well as changes to the entire broadband industry. Revenue in the first quarter of 2012 declined from $35.4 million in the fourth quarter of 2011 to $30.8 million in the first quarter of 2012. Revenue was relatively flat during the second, third and fourth quarters improving to $32.1 million and then declining marginally to $31.4 million and rebounding slightly to $31.8 million.

The following direct customers accounted for more than 10% of our revenue for the years indicated. Sales made to OEMs are based on information that we receive at the time of ordering.

Our Direct Customer	2012	2011	2010
Sagemcom Tunisie	19%	20%	15%
Askey Computer Corporation**	13	*	*
Flextronics Manufacturing (Hong Kong) Ltd.	12	*	*
Paltek Corporation	*	10	*
Alcatel—Lucent	*	*	18

*	Less than 10%
**	Askey is a contract manufacturer for Sagemcom.

Revenue by Country as a Percentage of Total Revenue

	2012	2011	2010
Japan	19%	21%	16%
France	20	20	15
Taiwan	18	12	10
China	12	11	14
Hong Kong	14	10	14
United States	1	2	2
Other	16	24	29

The table above reflects sales to our direct customers based on where they are headquartered. It does not necessarily reflect carrier deployment of our products as we do not sell directly to them. Geographic distribution by country remained relatively stable. Comparing 2012 to 2011 by geography, revenue improvements in Taiwan and Hong Kong were offset by declines in revenue from Japan and the Netherlands.

Comparing 2011 to 2010 by geography, while China and Hong Kong revenue declined as a percent of total revenue, Japan and Taiwan increased their share of total revenue. Although we expect revenue to China carriers to decline as those carriers switch to passive optical network (PON) technology, we are working with Chinese carriers to implement our new generation products.

Revenue by Product Family as a Percentage of Total Revenue

	2012	2011	2010
Broadband DSL	57%	59%	60%
Communications Processors	33	29	24
Other	10	12	16

We divide our products into the following markets: Broadband DSL, Communications Processors and Other. Broadband DSL consists of our central office products, DSL modem-only customer premise equipment products and the DSL value of our integrated devices. Communications Processors includes our stand alone processors and the processor-only value of our integrated devices. Other includes products that do not fall into the other two product families. Although the Broadband DSL product family remained relatively stable as a percent of total revenue, the dollar revenue decline was across all products, especially in the ADSL and VDSL CPE products. Our Communications Processor product family showed strong growth as a percent of revenue primarily due to sales of our VX communications processors in Europe. The Other category relates to miscellaneous technology that we acquired from our BBA acquisition including WiFi and Ethernet among other products.

Cost and Operating Expenses

				Year over Year Change
	2012	2011	2010	2012/2011	2011/2010
	(In millions)			(Percent)
Cost of revenue	$64.8	$65.9	$126.7	(2)%	(48)%
Research and development	57.5	55.8	60.8	3	(8)
Sales, general and administrative	19.1	22.3	27.2	(14)	(18)
Operating asset impairments	—	—	21.4	nm	nm
Restructuring charges	1.1	(0.1)	5.8	nm	nm

nm—not meaningful

Operating Expenses as a Percent of Total Revenue:

	2012	2011	2010
Cost of revenue	51%	48%	66%
Research and development	46	41	32
Sales, general and administrative	15	16	14

Cost of Revenue

Gross margin decreased by 3% from 52% in 2011 to 49% in 2012. The reduction in margin was primarily due to the reduced sales of inventory that had been previously written off in 2010. In 2012, we sold $0.4 million of inventory previously written off versus $4.1 million in 2011. Margins were also adversely affected by a charge of $1.5 million related to a patent license agreement covering the current year and certain prior periods. These items were marginally offset by a $0.4 million reduction in the amortization of acquired intangible assets. In addition, there continues to be significant pressure on margins due to our aging product lines and lower margins related to the ramping of our new Fusiv® product chipsets discussed above.

Gross margin increased by 18% from 34% in 2010 to 52% in 2011. This increase was primarily a result of higher costs incurred during 2010 which included a $16.8 million writedown of inventory and a $1.5 million amortization of the fair market of inventory acquired in 2009 BBA product line acquisition. Adding to the higher margin were lower costs incurred in 2012 which benefited from $4.1 million in sales of previously written off inventory and lower amortization of intangibles associated with the writeoff of intangibles during 2010.

Research and Development Expense

During 2012, R&D expenses were $57.5 million, an increase of $1.7 million, or 3%, from $55.8 million in 2011. The increase in R&D expenses is primarily related to higher tape-out costs in 2012 of $2.9 million related to product development and other backend costs of $1.7 million related to other materials, supplies and services. Consulting costs increased by $1.0 million in 2012 compared to 2011 as we increased our product development spending. In addition, during 2011 we received a credit of $0.9 million related to qualified R&D expenditures made by a foreign subsidiary. We did not receive a similar credit in 2012. These cost increases were offset by a reduction in personnel costs of $5.1 million, in part, the result of our February 2012 restructuring.

During 2011, R&D expenses were $55.8 million, a decrease of $5.0 million, or 8%, from $60.8 million in 2010. The decrease in costs is primarily related to lower personnel costs of $5.0 million resulting from the decline in and the location mix of R&D personnel. Supplies, laboratory materials and services decreased by a combined total of $2.1 million while software license fees dropped by $1.0 million. These reductions were offset by higher samples costs of $0.8 million, higher consulting costs of $1.0 million as well as higher stock compensation costs of $0.6 million.

Our R&D personnel are located primarily in the United States and India. As of December 30, 2012, we had 205 engineers engaged in R&D of whom 65 were located in India, 137 were located in the United States and three were located in China. This compares to 247 at the end of 2011 and 272 at the end of 2010.

Selling, General and Administrative Expense

For 2012, SG&A expenses were $19.1 million, a decrease of $3.2 million, or 14%, from $22.3 million in 2011. The decrease in SG&A expense is attributable to lower personnel costs of $2.9 million, attributable to lower personnel levels following the first quarter restructuring; lower related travel and entertainment costs of $0.4 million and lower building and utility costs. Partially offsetting these cost reductions were higher consulting costs of $0.5 million and higher depreciation of $1.3 million due to the write off of certain software assets.

For 2011, SG&A expenses were $22.3 million, a decrease of $4.9 million, or 18%, from $27.2 million in 2010. The decrease in SG&A expense is attributable to lower personnel costs of $2.0 million, the result of lower headcount; lower severance costs of $0.7 million; lower amortization of intangibles of $2.0 million, the result of write-offs taken in 2010; lower deferred stock-based compensation costs of $0.6 million and lower bad debt expense of $0.4 million. These reductions were only partially offset by other costs.

As of December 30, 2012 SG&A headcount was 57, which compares to 85 at the end of 2011 and 100 at the end of 2010.

Asset Impairments

There have been no asset impairments during fiscal 2012 and 2011.

During 2010 and prior years, we tested goodwill for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the our single reporting unit below its carrying value. As a result of our financial guidance for the third quarter 2010 period and the announced a Company-wide restructuring to better align our overhead structure with lower expected revenues and subsequently experienced a sustained decline during the quarter ended October 3, 2010 in market capitalization, we completed an impairment analysis of our goodwill as of October 3, 2010, the end of our third quarter. As a result of this analysis, we recorded impairment charges totaling $21.4 million of which $8.6 million related to goodwill and $12.8 million related to intangibles. In order to complete the 2010 impairment, we performed the first step of the two-step impairment test and compared the fair value of the Company as a single reporting unit to its carrying value. Consistent with our approach in our annual impairment testing, in assessing the fair value of the reporting unit, we considered both the market approach and income approach. Under the market approach, the fair value of the reporting unit is based on quoted stock price on the NASDAQ, the number of shares outstanding of our common stock and an estimated control premium. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows. The income approach is dependent on a number of significant management assumptions including estimates of revenue and operating expenses, product penetration, growth and discount rates. Due to current market conditions and the number of significant assumptions required, we used the market approach. The market approach was lower, but both valuation approaches determined that the fair value was less than the carrying value of the net assets and, therefore, we performed step two of the impairment test.

In step two of the impairment test, we determined the implied fair value of the goodwill and compared it to the carrying value of the goodwill. We allocated the fair value of the reporting unit to all of its assets and liabilities as if the reporting unit had been acquired in a business combination and the fair value of the mainline reporting unit was the price paid to acquire the reporting unit. We determined the fair value of the single reporting unit using discounted cash flows. The weighted average cost of capital used in the impairment was 25.4% with perpetual growth rate of 3%. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. Our step two analysis resulted in no implied fair value of goodwill, and therefore, we recognized an impairment charge of $8.6 million, representing a write off of the entire amount of our previously recorded goodwill.

In addition, as part of and in conjunction with the impairment test, we determined that the carrying values of certain intangible assets were less than their fair values. Accordingly, we recorded a non-cash intangible asset impairment charge of $12.8 million as of October 3, 2010. The fair value calculation that led to the impairment of the existing technology and customer relationship intangibles of $10.3 million was determined using a discounted cash flow method. The weighted average cost of capital used in the impairment was 25.4% with no perpetual growth rate. We also impaired the remaining $2.5 million of IPR&D related to the gateway line of business under the Conexant BBA product line that was acquired in August 2009, since it was determined to have no alternative use and was therefore abandoned.

Restructuring Charges

We incurred a total net pre-tax restructuring charge of $1.1 million in 2012. This charge included expenses related to the severance for terminated employees and other exit-related costs arising from contractual and other obligations. The net restructuring charges were cash expenditures.

During 2011, we recognized a benefit of $0.1 million associated with our reversal of certain restructuring expense accruals that did not occur. As of January 1, 2012 our remaining restructuring liability consists of $0.2 million for a software tool license. We made payments of $0.2 million under the software tool license during 2012.

During 2010, we implemented a restructuring plan to better align operating costs and headcount to match the revised forecasted revenue that was lower than we had previously expected subsequent to the integration of the BBA product line. Our initial forecasts anticipated revenues from products that would offset reduced demand for pre-BBA acquisition products, but those new products revenues did not occur when initially expected. Subsequently, during the third quarter of 2010, we implemented an additional restructuring plan to decrease personnel costs due to the decrease in forecasted revenue from the previously acquired BBA product lines and the continued delays in the final development of our next generation technologies. In addition, we closed three overseas offices. Total restructuring costs for 2010 amounted to $5.8 million of which $4.7 million related to severance costs, $0.4 million to facilities and $0.7 million to software tools.

Gain on Sale of Marketable Securities

There was no gain on the sale of marketable securities in fiscal 2012.

During 2010 we had auction rate securities with a purchase face value of $5.0 million. The carrying value of the securities was $2.0 million at the end of 2010 and was comprised of a cost basis of $0.7 million and $1.3 million unrealized gain. In early 2011 we sold these securities for $2.0 million and recognized the gain of $1.3 million.

Interest Income and Other Income, Net

Interest income and other income, net consists primarily of interest income earned on our cash, cash equivalents and short-term investments, and interest expense, especially from loans under our $15.0 million loan agreement with Silicon Valley Bank. It also includes other non-operating income and expense items such as gains and losses on foreign exchange and the sales of fixed assets.

Interest income and other income, net was an expense of $0.1 million in 2012 compared to an expense of $0.4 million in 2011 and income of $0.1 million in 2010. The $0.1 million expense in 2012 resulted predominantly from foreign exchange losses of $0.3 million recognized on the Indian rupee and Euro offset by interest income of $0.1 million on our certificates of deposit. The $0.4 million net expense in 2011 reflects $0.5 million of foreign exchange losses predominantly in India and France offset slightly by interest and other income. Other income of $0.1 million in 2010 reflected interest and other income of $0.3 million offset by foreign exchange losses of $0.2 million.

Provision for Income Taxes

Income taxes are comprised mostly of federal income tax, foreign income taxes and state minimum taxes. The income tax provision decreased by $0.1 million as of December 30, 2012 compared to $1.1 million as of January 1, 2012. Our income tax provision primarily represents foreign taxes on certain of our international subsidiaries as well as federal income taxes on unremitted earnings of foreign subsidiaries.

During the fourth quarter of 2011, based on our outlook for 2012, including lower expected year over year revenue in 2012 and the timing of our new product introductions, we provided for federal income tax and foreign withholding taxes for all the unremitted earnings of foreign subsidiaries because we have determined that those funds may no longer be permanently reinvested. During 2011 our tax provision was $1.1 million, comprised of approximately $0.6 million for tax cost associated with the change in our permanent reinvestment assertion and $0.5 million related to taxes in our non-U.S. subsidiaries. Our 2012 income tax provision of $1.0 million primarily consists of additional foreign income taxes and reserves of $0.8 million and $0.2 million of federal income tax and foreign withholding taxes on un-repatriated earnings.

We are subject to taxation in the US and various states and foreign jurisdictions. During June 2012 we were notified by the Internal Revenue Service that it intended to examine our federal tax filings for the fiscal years 2009 and 2010. In November 2012 the Internal Revenue Service informed us that the returns had been accepted as filed. We are currently undergoing an income tax audit in India. Otherwise there are no ongoing examinations by income taxing authorities at this time. We do not expect any material adjustments to our reserves within the next twelve months. Our tax years starting from 2005 to 2012 remain open in various tax jurisdictions.

Net Loss

As a result of the above factors, we reported a net loss of $17.6 million in 2012 compared to net losses of $7.5 million in 2011 and $49.8 million in 2010. We have incurred net losses throughout most of our history. Over the past several years, we have taken and continue to take actions to reduce our operating expense structure such as consolidating locations, reducing capital expenditures, outsourcing our back-end physical design, reducing the number of development projects and reducing overall headcount. In addition, we are taking steps to reduce unit manufacturing costs by working to achieve better wafer pricing based on larger volume of purchases, consolidating business with vendors and reducing other input costs. Over the long term it is our expectation that these steps will result in operating income, excluding stock-based compensation and amortization of intangibles.

Liquidity and Capital Resources

Year-to-date, cash, cash equivalents and investments decreased by approximately $3.9 million to $27.3 million as of June 30, 2013 compared to $31.2 million as of December 30, 2012, and decreased by $3.6 million to $31.2 million as of December 30, 2012 compared to $34.8 million as of January 1, 2012. Cash and investments held by foreign subsidiaries was $6.4 million and $6.5 million as of June 30, 2013 and December 30, 2012, respectively, and $32.6 million and $23.2 million as of January 1, 2012 and January 2, 2011, respectively.

We have funded our operations primarily through cash from private and public offerings of our common stock, cash generated from the sale of our products and bank loans. Our uses of cash include payroll and payroll-related expenses, manufacturing costs, purchases of equipment, tools and software and operating expenses, such as tape outs, marketing programs, travel, professional services and facilities and related costs. We believe our operating cash flow, our existing cash and investment balance, together with the proceeds from this offering, and utilization of our revolving line of credit as documented by the Loan Agreement will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. However, if we are unable to obtain additional capital through this proposed public offering, our Loan Agreement or other means, we may not be able to continue as a going concern.

The following table summarizes our statement of cash flows (in millions):

	2012	2011	2010	June 30, 2013	July 1, 2012
Statements of Cash Flows Data:
Cash and cash equivalents—beginning of year	$34.8	$28.9	$13.3	$28.4	$34.8
Net cash provided by (used in) operating activities	(2.3)	6.8	(7.8)	(5.4)	1.8
Net cash provided (used) by investing activities	(9.6)	(1.7)	9.7	(0.8)	(3.7)
Net cash provided by financing activities	5.6	0.8	13.7	3.6	0.2

Cash and cash equivalents—end of period	$28.4	$34.8	$28.9	$25.8	$33.1

On February 19, 2013, we agreed with SVB to extend our Loan Agreement through April 14, 2015 and changed the existing financial covenants to coincide with our then-current operating plan. The modified financial covenants included the following conditions: 1) a month-end minimum Adjusted Quick Ratio of 1.0:1; 2) a minimum month-end cash balance held with SVB will be between $8.0 million and $10.0 million, and 3) a quarterly EBITDA amount not to exceed a loss of between zero and $(9.0) million. Under the Loan Agreement we may borrow up to $15.0 million as limited by the borrowing base calculation. The borrowing base is equal to 80% of eligible accounts receivable. Further, when we have achieved two quarters of positive EBITDA performance, the amount we can borrow increases to $20.0 million, although such limit remains subject to the borrowing base calculation, however, 25% of eligible inventory may also be included in the borrowing base at that time. We were in compliance with all of the financial covenants contained in the Loan Agreement as of June 30, 2013.

On August 8, 2013, we amended our Loan Agreement with SVB, to change existing financial covenants to coincide with our current operating plan. The financial covenants include the following: 1) a minimum Adjusted Quick Ratio of 1.0:1, tested on a monthly basis; 2) a minimum cash balance to be held with SVB ranging between $10.0 million and $25.0 million, tested on a monthly basis, and 3) an EBITDA amount not to exceed a loss of between zero and $(10.0) million, tested on a quarterly basis. Under the amended Loan Agreement, we may borrow up to $15.0 million limited by the borrowing base calculation. The borrowing base is calculated at 80% of eligible accounts receivable, as defined in the amended Loan Agreement. All cash collections will be applied to the revolving line of credit on a daily basis, but may be borrowed immediately after pay down. Interest is fixed at SVB’s prime rate plus 250 basis points, with a floor of 4.00%.

To support our capital requirements and our ability to remain in compliance with certain covenants in the Loan Agreement, we may seek additional financing in the future following this offering. The amount and timing of our future capital requirements will depend upon many factors including our rate of revenue growth, our ability to develop future revenue streams, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. Additionally in the future, we may become party to agreements with respect to potential investments in, or acquisitions of, other complementary businesses, products or technologies, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased interest expenses and could result in covenants that could restrict our operations. We have not made arrangements to obtain additional financing, and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Liquidity and Going Concern

Our net losses were approximately $17.6 million and $7.5 million for the years ended December 31, 2012 and 2011, respectively and were approximately $13.1 million for the six months ended June 30, 2013. As of June 30, 2013, we had an accumulated deficit of approximately $308.8 million.

We are reliant upon an existing revolving line of credit (Revolving Line) with Silicon Valley Bank (SVB) to help fund our operations. This facility is subject to certain affirmative, negative and financial covenants.

On February 19, 2013 these covenants were revised to reflect our then-current operating plan. We were in compliance with all of the covenants contained in the Loan Agreement as of June 30, 2013. However, we further amended the Loan Agreement effective as of August 8, 2013. The August 8, 2013 amendment to the Loan Agreement modified the existing financial covenants relating to minimum cash held with SVB and EBITDA measurements. Based on our current forecast for the fiscal third quarter ending September 29, 2013, we anticipate that we will be in compliance with all of the covenants contained in the amended Loan Agreement for the fiscal third quarter. To remain in compliance thereafter, we intend to seek additional financing to support our capital requirements and our ability to remain in compliance with certain loan covenants. There can be no assurance that we will be in compliance with all the covenants in the future, that we will be successful in raising additional capital or, if necessary, further amending the Loan Agreement. Should we not be successful in achieving these objectives, we may be required to renegotiate the covenants with SVB or seek alternative financing arrangements. As a result of our recurring losses from operations, our accumulated deficit, and the need to raise additional capital to remain in compliance with certain debt covenants and fund our operating and capital requirements there is uncertainty regarding our ability to maintain liquidity sufficient to operate our business effectively, which raises substantial doubt as to our ability to continue as a going concern.

We continue to monitor our expected future performance and we have the ability and intent to take additional cost reduction actions and enact other restructuring measures, if necessary, including, but not limited to, consolidating locations, reducing capital expenditures, reducing the number of development projects and reducing overall headcount to ensure sufficient profitability and liquidity. There can be no assurance that our plans will be successful in achieving these objectives or generating the additional savings and earnings contributions necessary to comply with the covenants. Should we not be successful in achieving these objectives, we may be required to renegotiate the covenants with the lenders, or refinance the debt. We may also secure funds through the issuance of additional equity or other similar activities.

Operating Activities

For the six months ended June 30, 2013, we used $5.4 million of net cash in operating activities, while incurring a net loss of $13.0 million. Included in the net loss was approximately $4.4 million in various non-cash expenses consisting of depreciation, stock-based compensation expense and the amortization of intangible assets and acquired technology. Operating cash flows also benefited from decreases in accounts receivable of $3.7 million related to lower revenue, inventory of $4.1 million as revenue has declined throughout the first six months and prepaid expenses and other assets of $2.0 million as prepayments to eSilicon under our Service Agreement have declined. These items have been partially offset by lower accounts payable and accrued liabilities of $6.5 million due to lower revenue.

For the six months ended July 1, 2012, we generated $1.8 million of net cash from operating activities, while incurring a net loss of $6.7 million. Included in the net loss was approximately $5.7 million in various non-cash expenses consisting of depreciation and amortization, stock based compensation expense, amortization of intangible assets and acquired technology and non-cash restructuring charges. The remaining net loss of $1.0 million was impacted by a $1.3 million royalty charge that was not paid during the six months ended July 1, 2012 and was included in accrued expenses during the period. When taking into account a $2.0 million transfer of inventory to our third party partner during fiscal second quarter 2012 which resulted in an increase in prepaid expense and other assets, the movement of overall inventory did not have a meaningful effect on cash flows during the period. The accounts receivable increase negatively impacted cash flows by $2.4 million, with the remaining $4.9 million in positive cash flows comprised primarily of an increase in overall accounts payable and accrued liabilities.

During 2012, we used $2.3 million in net cash from operating activities while incurring a loss of $17.6 million. Included in the net loss were non-cash charges amounting to $10.2 million that resulted from amortization of intangibles and acquired technology of $2.1 million, stock-based compensation of $2.9 million, depreciation and amortization of $5.2 million. Cash flow from reductions in accounts receivable of $2.6 million and inventory of $1.4 million and increases in accounts payable and accrued liabilities of $5.2 million were partially offset by an increase in prepaid expense and other assets of $4.1 million. The decrease in accounts receivable reflects lower fourth quarter sales ($31.8 million in 2012 versus $35.4 million in 2011). Collections have been strong as days’ sales outstanding were 45 days as of December 30, 2012 compared to days’ sales outstanding of 47 days as of January 1, 2012. The lower inventory balance reflects the effect of our master services agreement with eSilicon, who is responsible for purchasing and assembling our products as discussed above. Prepaid expenses increased primarily due to our arrangement with eSilicon as we have been prepaying to eSilicon the cost of wafer purchases. Prepayment to eSilicon was $2.7 million as of December 30, 2012. There were no prepayments to eSilicon as of January 1, 2012.

During 2011, we generated $6.8 million in net cash from operating activities while incurring a loss of $7.5 million. Included in the net loss were non-cash charges amounting to $10.4 million that resulted from amortization of intangibles and acquired technology of $2.5 million, stock-based compensation of $3.2 million, depreciation and amortization of $4.7 million. Cash flow from reductions in accounts receivable of $5.8 million and inventory of $7.6 million were partially offset by a reductions in accounts payable and accrued liabilities of $7.0 million and increase in prepaid expense and other assets of $1.2 million. In addition, the $1.3 million gain on the sale of our auction rate securities is a reduction to cash from operation activities, but the proceeds of $2.0 million from the sale are included in cash from investing activities. The decrease in accounts receivable reflects lower fourth quarter sales ($35.4 million in 2011 versus $37.1 million in 2010) and stronger collections resulting in days sales outstanding of 47 days as of January 1, 2012 versus 59 days as of January 2, 2011. The lower inventory balance as of the end of the fourth quarter reflected our lower sales expectations for the first quarter of 2012.

During 2010, we used $7.9 million in net cash from operating activities while incurring a loss of $49.8 million. Included in the net loss were non-cash charges amounting to $35.7 million that resulted from amortization of intangibles and acquired technology of $6.5 million, stock-based compensation of $3.3 million, depreciation and amortization of $4.2 million and asset impairments of $21.4 million, and loss on property and equipment included in restructuring of $0.4 million. Cash flow from reductions in accounts receivable of $10.8 million and inventory of $18.0 million were partially offset by a reductions in accounts payable and accrued liabilities of $22.6 million. The decrease in inventory includes a net write-down of $16.8 million, the majority of which was purchased in 2010. The decrease in accounts receivable and inventory reflect a reduction in 2010 fourth quarter sales to $37.1 million versus $58.2 million in the comparable 2009 period.

Investing Activities

During the six months ended June 30, 2013 cash used in investing activities was $0.8 million, which was comprised of purchases of property and equipment of $2.0 million and purchases of certificates of deposits of $0.9 million offset by maturities and sales of certificates of deposit of $2.1 million. Investing activities used $3.7 million for the six months ended July 1, 2012, related solely to purchases of property and equipment.

We classify our investment portfolio as “available for sale.” Our investment objectives are to preserve principal and provide liquidity, while maximizing yields without significantly increasing risk. Any excess funds are currently invested in money funds and included in cash and cash equivalents on the balance sheet. We anticipate that we will continue to purchase necessary property and equipment in the normal course of our business. The amount and timing of these purchases and the related cash outflows in future periods depend on a number of factors, including the hiring of employees, the rate of change of computer hardware and software used in our business and our business outlook.

During 2012 cash flow used in investing activities was $9.6 million, which was comprised of by the purchases of property and equipment of $6.8 million and the net purchases of certificates of deposit of $2.8 million. During 2011 cash flow used in investing activities was $1.8 million which was comprised of gross proceeds from the sale of our remaining auction rate securities of $2.0 million, offset by the purchases of property and equipment of $3.8 million. In 2010 net investing activities provided $9.7 million primarily the result of sales and maturities of investments of $14.1 million offset by fixed asset purchases of $4.4 million.

Our short-term investments consist of certificates of deposits. Previously, when we have had investments in marketable securities, our investment portfolio has been classified as “available for sale,” and our investment objectives were to preserve principal and provide liquidity, while maximizing yields without significantly increasing risk. We would sell an investment at any time if the quality rating of the investment declined; the yield on the investment was no longer attractive or we were in need of cash. We have used cash to acquire businesses and technologies that enhance and expand our product offering, and we anticipate that we will continue to do so in the future. The nature of these transactions makes it difficult to predict the amount and timing of such cash requirements. We also anticipate that we will continue to purchase necessary property and equipment in the normal course of our business. The amount and timing of these purchases and the related cash outflows in future periods depend on a number of factors, including the hiring of employees, the rate of change of computer hardware and software used in our business and our business outlook.

Financing Activities

During the six months ended June 30, 2013 cash provided by financing activities was $3.6 million. Proceeds from the exercise of stock options and share purchases under our Employee Stock Purchase Plan amounted to $1.1 million for the first six months of fiscal 2013. We realized $0.2 million for similar transactions during the first six months of fiscal 2012. Net proceeds from the revolving line of credit under the Loan Agreement were $2.5 million as we drew down $12.5 million and repaid $10.0 million.

We have used, and intend to continue to use, the net proceeds from any financing activities for working capital and general corporate purposes, which may include the acquisition of businesses, products, product rights or technologies, strategic investments or purchases of common stock.

During 2012 cash flow from financing activities provided $5.6 million. Employee purchases of our stock under the Employee Stock Purchase Plan amounted to $0.6 million. Net proceeds under our Loan Agreement (see below) were $5.0 million as we drew down a total of $10.0 million under the agreement during the fiscal third and fourth quarters and repaid $5.0 million in the fiscal fourth quarter.

During 2011 cash flow from financing activities provided $0.8 million and was comprised predominantly of purchases of our stock under our Employee Stock Purchase Plan.

During late 2010, we filed with the SEC a shelf registration statement on Form S-3 which was declared effective on November 1, 2010. Under this registration statement the Company could offer and sell from time to time in one or more public offerings up to $30.0 million of common stock and warrants or any combination thereof. In November and December 2010, we sold a total of 12.8 million shares of our common stock resulting in net proceeds of $12.6 million after deducting underwriting discount and offering expenses of $1.0 million. In addition to these proceeds, we also received $0.3 million from the issuance of common stock on the exercise of stock options and $0.9 million from the issuance of common stock under our employee stock purchase plan leading to 2010 total cash provided from financing activities of $13.7 million.

Loan and Security Agreement

On January 14, 2011, we entered into the Loan Agreement with SVB under which SVB agreed to make advances under a revolving line of credit up to $15.0 million, subject to certain restrictions. Advances under the Loan Agreement may be used solely for working capital purposes. Borrowings, if any, under the Loan Agreement bear interest at the greater of SVB’s prime rate or 4.00% plus 50 basis points. The Loan Agreement provides for a first priority perfected lien on, and pledge of, all of our present and future property and assets. The Loan Agreement originally had a maturity date of January 14, 2013, but was subsequently extended by the February 19, 2013 amendment. Interest accrues at 0.50% on the average unused portion of the revolving line. The Loan Agreement contains customary negative covenants for facilities of this type that restrict among other things, our ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. The Loan Agreement has three financial covenants, which are related to EBITDA, Adjusted Quick Ratio and cash held with SVB, all of which are defined in the Loan Agreement.

On April 12, 2012, we amended the Loan Agreement and, among other technical changes, extended the maturity date to April 14, 2013 and amended the financial covenants to reflect then-current business circumstances.

On February 19, 2013, SVB agreed to extend our Loan Agreement through April 14, 2015 and changed the financial covenants to coincide with our then-current operating plan. The financial covenants include the following conditions: 1) a minimum month-end Adjusted Quick Ratio of 1.0:1; 2) a minimum month-end cash balance held with SVB between $8.0 million and $10.0 million, and 3) a quarterly EBITDA amount not to exceed a loss of between zero and $(9.0) million. Under the Loan Agreement we may borrow up to $15.0 million as limited by the borrowing base calculation. The borrowing base is equal to 80% of eligible accounts receivable. Further, when we achieve two quarters of positive EBITDA performance, the amount we may borrow increases to $20.0 million, although such limit remains subject to the borrowing base calculation, however, 25% of eligible inventory may also be included in the borrowing base at that time. Interest, depending on our Asset-Based Threshold, as defined, varies from SVB’s prime rate plus 75 basis points (or LIBOR plus 325 basis points) to SVB’s prime rate plus 175 basis points. The SVB prime rate and LIBOR floors are 4.00% and 1.50%, respectively.

On August 8, 2013, we amended our Loan Agreement with SVB, to change existing financial covenants to coincide with our current operating plan. The financial covenants include the following: 1) a minimum adjusted quick ratio of 1.0:1, tested on a monthly basis; 2) a minimum cash balance to be held with SVB ranging between $10.0 million and $25.0 million, tested on a monthly basis, and 3) a minimum EBITDA amount not to exceed a loss of between zero and $(10.0) million, tested on a quarterly basis. Under the amended Loan Agreement, we may borrow up to $15.0 million limited by the borrowing base calculation. The borrowing base is calculated at 80% of eligible accounts receivable, as defined in the amended Loan Agreement. All cash collections will be applied to the revolving line of credit on a daily basis, but may be borrowed immediately after pay down. Interest is fixed at SVB’s prime rate plus 250 basis points, with a floor of 4.00%.

We were in compliance with all of the financial covenants contained in the Loan Agreement as of June 30, 2013 and we anticipate that we will be in compliance with the covenants contained in the amended Loan Agreement for the fiscal third quarter of 2013. However, there can be no assurance that we will be in compliance with all covenants in the future or, should it become necessary, be able to successfully negotiate further amendments to the Loan Agreement.

As of December 30, 2012, we had a $5.0 million advance against the revolving line of credit for working capital purposes. The advance was repaid on March 5, 2013. On March 25, 2013, we drew an additional advance of $5.0 million and repaid the advance on May 10, 2013. On June 24, 2013 we drew an additional advance of $7.5 million. Interest on advances against the line is equal to 4.75% as of June 30, 2013 and is payable monthly. We may prepay the advances under the revolving line of credit in whole or in part at any time without premium or penalty.

Contractual Commitments and Off Balance Sheet Arrangements

We do not use off balance sheet arrangements with unconsolidated entities or related parties, nor do we use other forms of off balance sheet arrangements such as special purpose entities and research and development arrangements. Accordingly, our liquidity and capital resources are not subject to off balance sheet risks from unconsolidated entities.

We lease certain office facilities, equipment and software under non-cancelable operating leases. The following table summarizes our contractual obligations as of December 30, 2012, and the effect those obligations are expected to have on our liquidity and cash flow in future periods (in millions):

	Total	2013	2014 and 2015	2016 and 2017	There- after
Operating lease payments	$10.2	$2.6	$4.3	$3.0	$0.3
CAD software tools*	4.2	1.4	2.8	—	—
Inventory purchase obligations	2.7	2.7	—	—	—
Royalties	1.7	0.4	1.2	0.1	—
Non-current income tax payable	0.6	—	—	—	0.6

	$19.4	$7.1	$8.3	$3.1	$0.9

*	During 2013, we entered into an additional CAD software tools agreement with $0.4 million payable during the last six months of fiscal 2013; $3.3 million payable in 2014 and 2015; and $0.4 million payable in 2016.

For the purpose of this table, purchase obligations for the purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current manufacturing needs and are fulfilled by our vendors within short time horizons. In addition, we have purchase orders that represent authorizations to purchase rather than binding agreements. We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements.

Non-current income tax payable represents both the tax obligation and related accrued interest. We are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond twelve months due to the uncertainties in the timing of tax audit outcome.

In the normal course of business, we provide indemnifications of varying scope to customers against claims of intellectual property infringement made by third parties arising from the use of our products. Historically, costs related to these indemnification provisions have not been significant, and we are unable to estimate the maximum potential impact of these indemnification provisions on our future consolidated results of operations.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued updated guidance related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity should disclose separately information about purchases, sales, issuances and settlements (that is, on a gross basis rather than one net number). The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The updated guidance is effective for interim or annual financial reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of the updated guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2011, FASB issued updated accounting guidance to amend existing requirements for fair value measurements and disclosures. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in shareholders’ equity. The guidance is effective for annual and interim periods beginning after December 15, 2011. We do not have any Level 3 financial instruments and, therefore, the implementation of this guidance has not had any impact on our consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued guidance concerning the presentation of Comprehensive Income in the financial statements. Entities will have the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate, but consecutive statements. The disclosure requirements are effective for annual and interim periods beginning after December 15, 2011 and should be retrospectively applied. The implementation of this guidance has not had any impact on our consolidated financial position, results of operations or cash flows.

There have been no accounting pronouncements issued during fiscal 2012 and 2013 that are expected to affect our Company.

BUSINESS

Overview

We are a leading provider of advanced semiconductor products and firmware for delivering high speed broadband solutions to the digital home. Our broadband digital subscriber line (DSL) processors and other semiconductor offerings power carrier infrastructure for the central office (CO) and customer premises equipment (CPE) for network equipment manufacturers serving leading telecommunications service providers. Our products are at the core of DSL access multiplexers (DSLAMs), optical network terminals (ONTs), concentrators, modems, voice over Internet Protocol (VoIP) terminal adapters, integrated access devices (IADs) and residential gateways (RGs). Our products have been deployed by service providers globally, including in Asia, Europe, and North and South America and are also actively being evaluated and scheduled to be evaluated by other leading service providers for deployment in their networks.

Our products reflect advanced designs in silicon, systems and firmware and are programmable and highly-scalable. Our expertise in integration of our digital signal processor (DSP) algorithms with advanced digital, analog and mixed signal semiconductors enables us to offer high-performance, high-density and low-power asymmetric DSL (ADSL) and very-high bit rate DSL (VDSL) products, and we are releasing to the market new VDSL solutions that offer vectoring and bonding to increase speeds of existing telecom carrier copper infrastructure. We believe these products support high speed broadband service providers’ multi-play deployment plans to the digital home while keeping their capital and operating expenditures relatively low compared to competing frameworks. Our broadband DSL products consist of high performance CO and CPE chips with market leading rate-reach capabilities, including a demonstration of an aggregate rate of 300 megabits per second (Mbps) both downstream and upstream over a single pair copper line at a distance of up to 200 meters, and 150Mbps aggregate bit rate up to a distance of 500 meters. Our DSL revenue mix over the last three years has transitioned away from ADSL in favor of VDSL, in-line with global market trends. In 2010, as a percentage of our total A/VDSL revenue, VDSL accounted for approximately 54%, whereas in 2012, this percentage had increased to approximately 76%.

We also offer a line of communications processors (CPs) for RGs that support a variety of wide area network (WAN) topologies for telecom carriers and cable multiple system operators (MSOs), including Ethernet and gigabit Ethernet, passive optical network (PON), DSL, and wireless broadband. In addition to our DSL and RG processors, we recently began offering inSIGHT, our new suite of CPE-based software products. inSIGHT offers visibility to carriers for remotely monitoring and diagnosing line impairments and noise issues to facilitate fast and cost-effective discovery and resolution of service disruptions, thereby increasing their subscriber satisfaction rate and reducing operating costs.

Our semiconductor customers consist primarily of original design manufacturers (ODMs), contract manufacturers (CMs), and original equipment manufacturers (OEMs), and include vendors such as Sagemcom Tunisie (Sagemcom), Askey Computer Corporation (Askey), Paltek Corporation (Paltek) and Flextronics Manufacturing (Hong Kong) Ltd. (Flextronics). Our products are deployed in the networks of telecom carriers such as AT&T, Bell Canada, Orange (France Telecom), KDDI and NTT. In the last three years, our products were believed to be deployed by geography as follows: the Americas, Europe, Asia, and Japan were 25%, 30%, 29%, and 16% in 2010, respectively; 26%, 34%, 18%, and 22% in 2011, respectively; and 27%, 38%, 16%, and 19% in 2012, respectively, and 16%, 54%, 13%, and 17% for the six months ended June 30, 2013, respectively. We are a fabless semiconductor company with design, development, and sales personnel in the Silicon Valley and a major research and development facility in India. Our headquarters is in Fremont, California and we had 262 employees globally as of July 31, 2013.

Market Opportunities for Service Providers

The growth of the Internet, the proliferation of advanced digital video and multimedia websites and service offerings, and the advancement of communications infrastructure have fundamentally changed the way people work, shop, entertain themselves and communicate. According to IHS, the world’s broadband subscriber base is expected to be approximately one billion users by 2017. To remain competitive, DSL service providers must deliver higher bandwidth, both downstream and upstream, to enable customers to access exciting, new, and advanced services as well as generate new revenue streams. Today, these services include access to advanced digital media, video, communications and interactive broadband applications, including, among others:

•	Over-the-Top (OTT) content;

•	High definition television (HDTV);

•	Internet protocol television (IPTV);

•	Video on demand (VOD);

•	Distance learning;

•	Telemedicine/eHealth;

•	Sending and receiving advanced digital media such as music, photos and video;

•	Video conferencing;

•	Video surveillance;

•	Smart energy and home automation;

•	Streaming video and audio;

•	Triple-play gateways offering multi-screen viewing in the house;

•	Online gaming and game hosting; and

•	Voice over internet protocol (VoIP).

Delivering these media-intensive services requires bandwidth of at least 100 to 200Mbps. There are two major trends contributing to increased bandwidth usage. The first is OTT streaming of premium content such as Netflix and the transition to higher resolution content, such as 1080p and the emergence of 4K and 8K video. While this type of content is not yet mainstream, telecom service providers understand the need to prepare their networks in advance for supporting these formats. The second trend is the rapid growth of cloud delivery and storage infrastructure for personal media. As cloud-based applications and storage continue to increase, uploads of user generated content for access anywhere on any device becomes more important for consumers. We believe the popularity of applications such as Apple’s iCloud service and Google Drive are strong indicators of market direction.

Additionally, users are increasingly creating, interacting with and transmitting video from the home over multiple devices, including smart phones, tablets and other WiFi-enabled devices. As a result, the ability to transmit information upstream and downstream has become equally important to users. For example, websites like YouTube, tumblr and others have increased bandwidth requirements for both upstream and downstream transmissions from the home as users upload and view content. As data and media files increase in size and overall bandwidth demand pushes existing limits, carriers look for ways to expand their capacity and high speed service capabilities to offer a premium customer experience to maintain and attract new customers.

Service providers can use a variety of network architectures to provide this increased demand for bandwidth. The chart below shows the current break-down of broadband connectivity worldwide. DSL connectivity continues to constitute the majority of broadband infrastructure globally. In addition, fiber-to-the-node (FTTN, with its different types, fiber-to-the-curb, fiber-to-the-building, and fiber-to-the-distribution-point, collectively referred to as FTTx), where telecommunication service providers (telcos) lay fiber deeper into the network, but not to the consumer premises, use copper infrastructure and VDSL2 to cover the “last mile” to connect to the customer’s premises. According to Point Topic, telcos have a majority share in broadband infrastructure with over 74% of all broadband connections using DSL or FTTx.

Source: Point Topic / Broadband Forum

While fiber deployments are on the rise globally, many service providers have preferred a hybrid approach that combines fiber backbone networks with copper as the last mile delivery approach. This architecture—referred to most commonly as FTTN or FTTx—is chosen because replacing an existing network with fiber is costly and time-consuming, and the connection to customer premises is expensive and not scalable. According to telecom analysts quoted by Businessweek, the cost associated with wholesale replacement of copper with fiber and extending it all the way to the home (FTTH) can be as much as $4,000 per household. These costs do not include the full cost of CO upgrades and other necessary fiber-related infrastructure improvements.

In contrast, by using a combination of fiber and copper with VDSL technology, service providers have a cost effective solution for delivering the required bandwidth to enable today’s media-intensive applications and services in the home. AT&T has estimated that the cost per household of deploying a DSL-based solution in the last mile is approximately $300.

According to the International Telecommunication Union Telecommunications Standard Sector (ITU-T), there are over one billion residential copper lines deployed worldwide today. This multi-billion dollar infrastructure investment has already been made by telcos globally. DSL continues its momentum with the world’s top carriers to leverage this existing infrastructure to offer high speed internet and value-added services, particularly as the new types of FTTN technology deliver on the promise of greater than 100Mbps data rates. One of the key market trends in xDSL broadband services is the transition from ADSL to VDSL and VDSL2 with vectoring. Vectoring is the latest technology in the VDSL standard in which the crosstalk noise across adjacent copper lines is cancelled, thereby significantly increasing the data throughput supported on those lines.

Broadband Competitive Landscape

A key driver for telcos to adopt advanced DSL technologies, such as vectoring and bonding, is the competitive landscape driven by existing cable television infrastructure, where those services are also available locally. The following table illustrates the upstream and downstream speeds each DSL technology offers.

DSL Version	Max Downstream Speed	Max Upstream Speed
ADSL	7 Mbps	800 Kbps
ADSL2	8 Mbps	1 Mbps
ADSL2+	24 Mbps	1 Mbps
SHDSL	5.6 Mbps	5.6 Mbps
VDSL	55 Mbps	15 Mbps
VDSL2	100 Mbps	100 Mbps
VDSL2 with Bonding	150 Mbps*	150 Mbps*
VDSL2 with Vectoring	200 Mbps*	100 Mbps*
VDSL2 with Vectoring and Bonding	400 Mbps*	200 Mbps*

Source: Broadbandtrends LLC

*	Ikanos Internal Testing

Higher data rates supported by the latest DOCSIS standard has enabled the MSOs to strengthen their position and grow their subscriber base, particularly in the U.S., in parts of Europe and in Japan. This dynamic has allowed MSOs to exert pressure on the telcos to accelerate adoption of DSL with vectoring and bonding, where available, to remain competitive in the marketplace.

The technology evolution of a DSL-based solution, allowing for increasing bandwidth over a single copper line, is expected to continue towards one gigabit per second (Gbps), as shown below:

Another key advantage that DSL service has over cable broadband delivery is that DSL is a dedicated point to point connection offering full bandwidth, while cable users share the available bandwidth over the entire local network medium. As a result, as residential density increases or bandwidth consumption increases, quality of service for cable users will decline. In contrast, DSL subscribers have dedicated lines and bandwidth, and therefore are not impacted by other subscribers’ broadband usage. While FTTH deployments offer higher bandwidth in the Gbps range, it is very expensive to deploy and few carriers have taken it to the home, relying instead on a hybrid strategy of fiber to the node and DSL to the home. Both the ITU-T and Cable Television Laboratories, Inc. (CableLabs) standard bodies have recently pushed forward with their standardization efforts to offer gigabit speeds for telecom and MSOs, resulting in new standards (G.Fast for DSL and DOCSIS 3.1 for cable), with associated products expected to be introduced over the next few years.

Our Target Markets

We address two primary markets with our products: the broadband DSL market and the communications processor market. In these markets, we sell our products primarily to service providers through the OEMs, ODMs and CMs that supply them, with the exception of inSIGHT which we will sell directly to service providers.

Carrier-focused DSL—Service providers use this technology to enable the cost-effective provisioning of advanced digital media, video, communications and interactive broadband applications including broadcast television, OTT media, HDTV, IPTV, VOD, interactive television, peer-to-peer file sharing, sending and receiving advanced digital media, video conferencing, video surveillance, streaming video and audio, online gaming, game hosting and VoIP, as well as traditional telephony services.

One of the relatively new segments of the DSL market is fiber-to-the-distribution-point (FTTdp). This configuration is typically deployed in scenarios where carriers extend the fiber line all the way to the consumer premises, but are unable to carry it inside the home for various reasons. The copper loop length in these deployments is typically 200 meters or shorter, and as such, carriers expect to be able to achieve higher bit rates than their typical deployments. We believe our Vx185 family, with the innovative Fusiv™ architecture and its high performance DSL engine, is well suited for offering these higher bit rates, and has been demonstrated to reach an aggregate bit rate of 300Mbps for up to 200 meters.

Residential Gateways—Consumers demand a wide array of offerings from their service providers. They want to be able to access OTT, VoIP telephony, IPTV, wireless connectivity, personal video recorder (PVR) services, security, file and photo sharing, gaming and a host of other advanced offerings. But service providers face a significant challenge delivering those offerings to multiple devices in the home simultaneously. Not only is there a greater need for bandwidth, but service providers also need to provide an end-user device that has the processing power to handle new services while managing their operating expenses. We believe our communications processor products help service providers meet this need.

Our Fusiv® and other communications processors enable service providers to efficiently and cost-effectively deliver multi-play services to the residential, small office/home office and small to medium enterprise markets. These devices utilize our unique distributed architecture, which includes multiple accelerator processors (APs) that offload switching, routing and other tasks from the host central processing unit (CPU). As a result, we provide high levels of processing power for combined advanced services including VoIP, PVR, multi-mode DSL and security, while supporting best-in-class quality of service (QoS) and wire-speed performance across all local area network (LAN) and WAN interfaces.

Our communications processors are the heart of the residential gateway which we believe is poised to become the centerpiece of the digital home. Whether the access infrastructure is copper, fiber or wireless, the residential gateway—and the communications processor that powers it—must have robust performance to distribute bandwidth intensive services with appropriate security and other functionality. We intend to continue to adapt our product lines to address new markets and develop additional products specifically for those markets.

Ikanos Solutions

DSL Processors for the Central Office and Residential Gateways

We have developed semiconductor products using our proprietary design techniques, specific purpose digital signal processor and advanced mixed-signal design capabilities. Our DSL processors are used in a range of carrier solutions and devices in the digital home and offer the high performance, flexibility and scalability needed to enable advanced services including triple-play, IPTV, security, eHealth, and home automation. The following diagram shows the network topology and nodes where our technology is deployed:

Our products form the basis of communications systems that are deployed by service providers in their infrastructure, as well as in the home to enable subscribers to access data, voice and video. We offer highly programmable products that support the multiple international standards used in broadband deployments worldwide, including ADSL, ADSL2, ADSL2+, VDSL, and VDSL2. In addition, our products are equipped to handle gigabit Ethernet interfaces and provide wire-speed switching performance for FTTH and cable deployments.

Gateway Processors

Our gateway processors are used in IADs to offer Internet access and other features in the home. Our gateway processors are often used in IADs where multiple features are offered, including multi-screen viewing, streaming, OTT and WiFi, making integration of these features important. Our gateway processor features also include integrated security engine for high performance virtual private networks (VPN), integrated DSP core for carrier grade voice processing, Ethernet gigabit MAC offload engine for line-rate processing, and WiFi offload acceleration processor for high performance WiFi support, including 802.11ac. These features and functions incorporated into our products had previously been developed by our customers as part of their own systems. By incorporating these system level features, we believe we can enable our customers to reduce costs, accelerate time-to-market and enhance the flexibility of their overall systems.

Our Products

We offer multiple product lines that are designed to address different segments of the communications processor and the high-speed broadband DSL markets. Service providers and OEMs choose our semiconductors from these multiple product lines based on a variety of factors such as the design of their networks, the distance between the fiber termination point and the customer premises, the technology that they want to deploy, the services that they want to offer and system design constraints such as performance, density and power consumption. By choosing our products for their hybrid fiber/xDSL networks, service providers are able to utilize their existing broadband infrastructure and maximize the return on their capital investments.

DSL Processors for a Range of CO and CPE Devices

Our family of DSL processors are designed for a range of devices that deliver high-speed access to the digital home. We believe our end-to-end solutions, while compliant with industry standards, provide a superior consumer experience and create opportunities for carrier service differentiation.

•

Fusiv® Vx185 and Vx183 family of chipsets are high performance G.Vector-compliant communications processors designed specifically for the next-generation of service gateways in the home. This family of products employs a unique distributed architecture that incorporates AP engines for data path functions, which is designed to ensure the maximum host CPU processing power is available for customer applications. The Vx185/183 are next generation convergence devices that leverage the advancements from the previous Fusiv family, while adding more processing power and critical interfaces to form the foundation for next-generation residential gateways. The highest performance product in this new family, the Vx185-HP, provides leading edge processing power, high speed wireless LAN interfaces for dual-band concurrent 802.11n and 802.11ac, VoIP, multi-mode bonded DSL and security, while supporting carrier class QoS and gigabit wire-speed performance. The entire family of Vx185/183 chipsets supports all DSL with a seventh generation single integrated front end (IFE)—IFE7, including ADSL, ADSL2, ADSL2+, and all band plans of VDSL2, and further enhances IPTV and triple-play networks by being fully compliant with the ITU-T G.Vector standard. The Vx185 and Vx185-HP add support for VDSL2 bonding. This product family is currently shipping.

•

Fusiv Vx180 is an integrated communication processor that features a MIPS-based™ CPU core, VoIP capabilities, security, and best-in-class QoS. It includes a multi-mode VDSL2 data pump that is backward compatible to ADSL2+, ADSL2, and ADSL for flexibility across a range of service provider deployments. The product easily integrates with home networking technologies such as 802.11a/b/g/n. The Fusiv Vx180 offers two IFE options. The IFE5 supports up to the 30a profile with 100Mbps upstream and 100Mbps downstream performance. The IFE6 (integrated front end and line driver) supports up to the 17a profile and fallback to ADSL, ADSL2 and ADSL2+. This product family is currently shipping.

Our VDSL and ADSL chipsets for DSLAMs and other CO equipment include the Velocity family, including the new Velocity-3 solution with Ikanos NodeScale™, which we believe is the industry’s leading vectoring solution. Our CO solution includes the DSL digital signal processors, the analog front end and line drivers, and are coupled with our vectoring engine chip where appropriate.

•

The Velocity-1 solution consists of a low-power, full-featured A/VDSL access chipset providing up to 100Mbps symmetrical bandwidth and operating at a sub-one watt per port power consumption. It supports 8a/b/c/d, 12a/b, 17a and 30a VDSL2 profiles as well as ADSL2+, ADSL2 and ADSL standards. Compliant with European Code of Conduct power consumption standards, the Velocity-1 chipset utilizes up to 30 MHz of spectrum. In addition, the chipset enables what we believe to be exceptional delivery of data-intensive triple-play applications, including multi-channel HD IPTV, high-speed data transmission, VOD and VoIP. This product family is currently shipping.

•

The Velocity-3 solution combines the rich feature set of the Velocity family with innovative Ikanos NodeScale™ vectoring technology. This solution is designed to provide full cancellation of crosstalk at the node level and full scalability to address various node sizes from 8 to 384 ports/node, while enabling easier deployment of vectored VDSL with key features like our Easy-vectoring and Ikanos NodeScale™ bonding. Velocity-3 leads the industry in rate-reach performance by demonstrating in carrier labs an aggregate of 150Mbps combined downstream and upstream performance, up to a distance of 500 meters in a 192-port DSLAM reference chassis. Velocity-3 is currently in carrier and OEM lab trials and is expected to reach volume production in 2014.

Gateway Processors

Our family of gateway processors complement our DSL broadband products and are designed to address a wide range of devices for value-added carrier services and high-speed access to the digital home.

•

The Fusiv® Multi-core Vx175 and Fusiv Vx173 are built on our Fusiv family of processors and extend the range of access technologies and device types that can be supported by our products. These products support enhanced carrier services and multiple screen support in the home. With these dual-core products, MSOs, PON service providers and manufacturers can build a wide range of devices including triple-play gateways, energy gateways, mobile broadband routers, optical networking terminals, network attached storage and others. In the Vx175, the host cores provide 1GHz of processing power, while the Vx173 host cores support 800MHz of host processing power. This family of products can run femtocell stacks, VoIP and a range of other computational-intensive tasks. In addition to the dual core MIPS-based™ processors, the Vx175 and Vx173 also include hardware accelerator processors delivering up to an additional 4GHz of processing power to provide flexibility and improved performance. The accelerator processor implementation enables bi-directional gigabit routing performance while consuming a small fraction of the Fusiv’s processing power. This processor family is currently shipping.

The following summarizes the product families and the associated key features:

Network Node	Processor Type	Product Family	Key Features
CPE	DSL Processor	Vx185-HP	Single core @ 600MHz, A/VDSL 30a, VDSL2 bonding, Fusiv accelerator processors, SATA, security
		Vx185	Single core @ 500MHz, A/VDSL 30a, VDSL2 bonding, Fusiv accelerator processors, SATA, security
		Vx185-SE	Single core @ 500MHz, A/VDSL 30a, Fusiv accelerator processors, security
		Vx183	Single core @ 400MHz, A/VDSL 30a, Fusiv accelerator processors
	Gateway Processor	Vx175	Dual core @ combined 1GHz, Fusiv accelerator processors, SATA, security
		Vx173	Dual core @ combined 800 MHz, Fusiv accelerator processors
CO	DSL Processor	Velocity-1	100Mbps symmetrical bandwidth, 8, 12, 17, and 30 MHz VDSL2 profiles
		Velocity-3	150/50Mbps, Ikanos NodeScale™ vectoring and bonding, full crosstalk cancelation across all tones and all ports, scalable architecture supporting up to 384 channels per node

inSIGHT Monitoring and Diagnostic Software

inSIGHT represents an expansion of our product portfolio by offering software as a product sold directly to carriers. While competing solutions can identify customer problems and offer coarse solutions, our diagnostic tool finds the source of the problem to create actionable recommendations that reduce operating expenses and improve quality of the customer experience. Through its unique capabilities, inSIGHT BXM helps isolate the cause of outages and noise issues, enable customer self-service, reduce operating expenses from service calls, and find service upgrade opportunities. inSIGHT consists of advanced DSP algorithms that leverage our underlying CPE architecture to implement two key functionalities:

•

Line impairments—A large portion of the service disruptions that result in technical support calls are a result of impairments in the subscriber’s copper line. These impairments include wire cuts (either inside or outside the house), bridge taps, corroded cables, micro filter issues, and incorrect cable types.

•

Noise issues—There are a variety of noise sources inside or near the home that could result in interference on the copper line, adversely impacting the bandwidth and therefore the consumer experience. These sources could be generated by home appliances and equipment, such as a treadmill or a power line modem. Depending on the source, the noise type could be narrow-band, wide-band, or impulse. The ability to detect the type of noise is critical before the source can be identified.

The inSIGHT software is scheduled to go through carrier lab trials in the fourth quarter of 2013, with volume deployment expected to begin in 2014. We continue to invest in our research and development efforts to maintain our technology leadership and innovation. In the future our product portfolio will expand to include new products that are aligned with the major trends and standards including G.Fast.

Key Features of Our Solutions

Breakthrough Ikanos NodeScale™ Vectoring and Bonding Technology. One of the challenges in deploying very-high-speed Internet access over existing copper infrastructure is the degradation that occurs as a result of crosstalk between coincident copper wire pairs. Each wire can intermittently interfere with neighboring wires, thereby introducing noise, severely limiting line quality, throughput and overall VDSL performance. This technical challenge made speeds exceeding cable difficult to achieve.

Our Ikanos NodeScale™ vectoring solution analyzes the crosstalk and interference environment in real time and creates a unique set of compensation signals that effectively eliminates both. Our Ikanos NodeScale™ vectoring chipset solution cancels noise across an entire network node and can scale to up to 384 ports on a single line card, meeting the deployment requirements of the world’s leading service providers. In addition, our unique architecture also enables any-port to any-port bonding configuration within the DSLAM, thereby bringing additional flexibility to carriers when it comes to provisioning ports for their subscribers. Bonding allows a carrier to use available two pairs of copper lines to offer higher overall throughput (typically twice the bandwidth achieved with a single pair) to the subscriber and more efficient use of the DSLAM.

Advanced bonding capabilities. Service providers can utilize two pairs of twisted copper wires and offer their customers bonded DSL technology. Bonding technology leverages the existing copper infrastructure and allows for increased data rates, longer loop lengths and increased reliability. Our flexible xDSL DSP core architecture is capable of supporting 17MHz bandwidth, 2-pair bonded configurations that enable cost-optimized products for fiber-to-the-building (FTTB), FTTN and CO deployments, respectively. This enables carriers to achieve speeds of up to 200Mbps at 500 meters when vectoring with our Ikanos NodeScale™ solution.

High-performance communications processing. The delivery of high-quality video and other services requires a high-performance processor to handle the digital data streams that travel in both the upstream and downstream directions from the subscriber’s home. Common data processing functions include routing of IP-based packets, providing voice, video and data streams with different classes of priority within the system and implementing VoIP, network security and wireless LAN functionality. Our products include high-performance semiconductors that are designed to perform functions at rates of up to 1Gbps, which addresses both the latest generation of LAN and WAN technologies. We believe the combination of our high-performance communications processing products and our broad range of VDSL and ADSL2+ PHY products provides us a competitive advantage.

Integrated analog technology. Our analog products used in our DSL solution perform high-precision, power-efficient analog-to-digital and digital-to-analog signal conversion as well as various other functions necessary to interface between the DSP and the physical copper transmission medium. Our integrated analog technology includes programmable transmit and receive filters, low-noise amplifiers, and a power-optimized line driver with synthesized impedance and hybrid cancellation. Our analog technology enables systems to increase performance, adapt to noisy signal conditions, significantly reduce power consumption and be programmed for multiple international standards. Additionally, our analog technology is highly integrated and eliminates a large number of discrete components used in other solutions. This critical feature reduces costs for our OEM customers and increases the number of connections, or ports, achievable in OEM systems.

Highly programmable platform and integrated firmware. The broadband service delivery industry is very competitive, with every player in the ecosystem, from the ODM to the carrier, looking for ways to differentiate its products or services. Our processor firmware—FusivWare™—allows for increased flexibility and reuse in the design of modems, gateways and other devices, which we believe allows our customers to expedite time-to-market for their new generations of products. FusivWare is advanced Linux-based firmware that enables network equipment manufacturers to jump start their development processes. Our firmware incorporates routing, bridging, a complete VoIP stack, packet classification, marking, bandwidth management and fast-path assisted QoS functions designed to deliver better performance and drivers. FusivWare enables manufacturers to reduce product development cycles, rapidly prototype and quickly enter production with products ranging from simple modems to sophisticated gateways. Our FusivWare flexible firmware architecture provides customers with the ability to design this equipment with a variety of transport methodologies—or multiple methodologies—including Ethernet, xDSL and PON. Using industry standard application programming interfaces (APIs) we enable our OEM customers and independent software design house partners to port their own unique applications to our hardware platform, without having to develop the low level operating system functions or device driver optimizations. This level of separation and hardware abstraction allows us to incorporate our expertise and know-how in the underlying architecture, while in parallel facilitating application customization and feature differentiation for our partners and customers.

High-performance DSP and advanced algorithms. Communications algorithms are sophisticated techniques used to transform signals between digital data streams and specially conditioned analog signals suitable for transmission over copper lines. It is critical that the DSP execute advanced algorithms in real time in order to reliably transmit and receive signals at high-speed transmission rates. We have designed high-performance, low power usage DSPs for high transmission rate applications that utilize our proprietary integrated firmware. Our processing algorithms enable reliable transmission and recovery of signals at high-speed transmission rates over the existing copper lines even under noisy signal conditions. We believe the combination of speed and programmability of our DSP and our advanced algorithms provides us an important competitive advantage. In addition, our high performance DSPs play a crucial role in our new inSIGHT software that assists carriers in identifying line faults and noise patterns inside or near our CPE devices. Using our high performance DSP engines and unique fault and noise detection algorithms, we are able to identify line integrity issues and noise sources locally on the CPE devices, instead of transmitting a large amount of raw data to the cloud for network-based processing.

Flexible network interfaces. Service providers globally use multiple communications protocols for transmitting data, voice and video over their networks. Such protocols include Asynchronous Transfer Mode (ATM) and Internet Protocol (IP). Our semiconductors have the capability to support multiple network protocols and interfaces, including ATM and IP, to a variety of different OEM systems. For example, service providers in Japan and Korea typically deploy IP-based line cards and platforms that use our semiconductors while service providers in Europe and North America have historically deployed ATM-based systems and are in the process of migrating to IP-based systems.

Key Benefits of Our Technology for Our Customers

Enabling the delivery of a broad range of high speed broadband services. Our products provide downstream and upstream high-speed transmission rates of up to 300Mbps and greater on a single copper pair of telephone lines. These transmission rates enable service providers to deliver a broad range of enhanced services to customers including advanced digital media served OTT, communications and interactive broadband applications such as broadcast television, HDTV, IPTV, VOD, interactive television, peer-to-peer file sharing, sending and receiving advanced digital media, video conferencing, video surveillance, streaming audio and video, online gaming, game hosting and VoIP, as well as traditional voice telephony services.

Improving time-to-market with programmable systems-level products. Our products are programmable through our integrated firmware and standard APIs, which enables our customers to provide a single line card or residential gateway implementation to support multiple international standards. We believe our systems-level capabilities enable us to design our semiconductors to accelerate our customers’ time-to-market. Because of the programmability of our products, service providers can deliver multiple service packages and offer tiered pricing for these packages.

High-performance transmission over existing infrastructure. We believe our semiconductor solutions reduce service providers’ capital expenditures and costs, because they enable transmission of signals at high-speed rates over existing copper lines. As a result, service providers can leverage their previous investments in their access network infrastructure to deliver advanced revenue-generating services to customers. Our products are also compatible with service providers’ existing systems, enabling these service providers to add line card upgrades without having to completely replace existing hardware networking systems, thus lowering upfront capital expenditures and installations expense, decreasing service disruption and reducing inventory costs. Moreover, we offer broadband semiconductors with combined ADSL2+ and VDSL2 support, thereby providing our customers with a convenient single source from which to purchase a wide range of broadband access semiconductors that are upgradeable in the field.

Turning technology into solutions for carriers. We strive to ensure that our current and future products and services strategy aligns with the key market trends. One of the major trends in the industry today is the transition from ADSL to VDSL and VDSL with vectoring to offer higher bandwidth. As a result, carriers are focusing on deploying vectoring, both in greenfield (new) and brownfield (existing) deployments. Our product portfolio encompasses a complete vectoring deployment strategy for carriers that is intended to address these practical issues. Our unique Ikanos NodeScale™ vectoring capabilities offer an industry-leading rate-reach performance benchmark for carriers to maximize the returns on investment. We also offer a vector-friendly software upgrade for the existing installed base of CPEs that are downloadable in the field to ensure successful brownfield deployments. In addition, we created our own firmware solution, “Easy Vectoring,” for dealing with “rogue” CPEs that are not able to receive vector-friendly code upgrades. With Easy Vectoring, carriers can have confidence that these rogue CPEs do not interfere with the proper operation of vectoring capable CPEs deployed in the field. A unique and differentiated aspect of our Easy Vectoring relative to other similar products in the market, is the fact that Easy Vectoring addresses not only the downstream, but also the upstream performance.

End-to-end products. We offer semiconductors for both CO and CPE to deliver seamless interoperability. Our products are compliant with industry standards, and we believe the availability of our end-to-end products offers carriers opportunities for added differentiation. Our CO and CPE products, including our Ikanos NodeScale™ vectoring platform, are compatible with products of other vendors.

Proven technology. To date, we have shipped more than 400 million ADSL and VDSL semiconductors for both CPE and CO ports. Our products are deployed or are in field testing at leading service providers worldwide such as AT&T, Belgacom, Bell Canada, France Telecom, KPN, Korea Telecom Corp., Nippon Telegraph and Telephone, Swisscom, Telecom Italia, and Telefónica. Our semiconductors have been designed into systems offered by leading network OEMs including: Alcatel—Lucent, Arcadyan Technology Corporation, Askey, AVM, Cisco, Flextronics, Motorola, Inc., Paltek, Sagemcom, and Xavi Technologies Corp. Our OEM customers and their client service providers conduct extensive system-level testing and field qualification of new semiconductors (generally over a six to 18 month period) to ensure that they meet performance, standards compliance and stability requirements before a semiconductor is approved for mass deployment.

Reducing operating expense, improving consumer experience. Operational cost saving and reducing subscriber churn are two key concerns for carriers. Carriers have the opportunity to address both of these at the same time with our new inSIGHT software platform. The added visibility provided through timely and accurate reporting of service and continuity issues enables carriers to identify service problems faster and reduce resolution times, which translates into operational cost savings for the carriers and better customer experience. Competing solutions in the market today typically rely on a ‘Cloud-based view’ to the home to try to identify and solve line impairment and noise issues, which limits the accuracy and frequency of the information. With inSIGHT, the detection moves into the home, resulting in a much higher accuracy in identifying and reporting issues, inside near the home, which in turn translates to a faster time to resolution for carriers. We estimate that inSIGHT can enable up to $10 of cost savings per subscriber on an annual basis.

Our Strategy

Our objective is to become the leading provider of semiconductor products for the universal delivery of next-generation broadband services that transform the way people work, live and play. We intend to continue to develop highly programmable solutions that deliver multi-play and interactive services over broadband using telephone copper lines and fiber that distribute these services to the digital home. The principal elements of our strategy are:

Continuous innovation. We believe we have achieved a leadership position in deploying semiconductor solutions for the high-speed broadband market as well as the triple-play residential gateway markets. We invented discrete multi-tone (DMT) based VDSL and have been a leader in the development of standards for broadband over copper lines and our products are compliant with those standards. We continue to develop new technologies, such as bonding, Ikanos NodeScale™ vectoring, and inSIGHT, to extend and monitor our customers current broadband infrastructure as well as offer new customers cost effective products to deliver high-speed broadband. Our solutions enable speeds of up to 300Mbps aggregate throughput on a single copper pair, whereby carriers can offer a wide variety of triple-play services. We intend to continue to drive the development of new standards for FTTB, FTTN, FTTH and home networking initiatives through our involvement in a range of industry groups and develop innovative products for these markets.

Expand our product portfolio for new markets. Today, our products target all manner of broadband DSL deployments and unique services in the home, as well as software to monitor and maintain those deployments. Our communications processors support a wide range of broadband access, including cable, wireless broadband, PON and Ethernet and gigabit Ethernet. We also have products that complement these offerings and provide enhanced voice processing, wireless networking and other capabilities. As consumer demand for higher bandwidth continues to increase, we are aligning our product roadmap to meet these demands. As such, we have demonstrated, using our existing products, 300Mbps aggregate bandwidth on a single copper pair to address carrier interest in short-loop, FTTdp deployments. This is also a stepping stone towards our next generation G.Fast products, which are designed to support a range of speeds from 500Mbps to 1Gbps, depending on distance and line quality. We also expect to expand our product portfolio to include additional broadband technologies to address incremental market opportunities, as well as add new communications processors and broadband DSL devices to further strengthen our position in core markets. In addition, we expect to expand our capabilities in enabling improved consumer quality of experience through inSIGHT and other future similar products.

Capitalize and expand on our existing service provider and OEM relationships. We believe that our close relationships with service providers and OEMs provide us with a deep understanding of their needs and enable us to continue to develop customized technology to meet their requirements. We have shipped over 400 million ports to date and intend to continue to capitalize on our close relationships with leading service providers and OEMs to facilitate the deployment of our products. In addition, we believe our relationships with carriers will expand as a result of our selling of inSIGHT directly to carriers.

We believe several key geographic areas that will be important in the transition from ADSL to VDSL, and therefore, key target areas for our business, include China and South America. We are working with the local carriers, as well as key ecosystem participants in those markets to establish our value proposition and work to ensure that we will be a part of the expected growth in those areas over the next several years. In addition, the anticipated upcoming shift in political leadership in Australia could potentially favor FTTN/VDSL hybrid networks over the current FTTH plans. We have identified key players in that region and are implementing our strategy for penetrating the Australian market.

In addition to our expansion efforts on the DSL side, we are also working on expanding our presence in other market segments deploying LTE networks through customers who are interested in our gateway processors. Our ability to support both DSL and non-DSL networks is very attractive to OEMs who are looking to leverage a single platform to address multiple networks for their value-added services.

Customers and Service Providers

Customers

The markets for systems utilizing our products and services are mainly served by large OEMs, ODMs and CMs. We market our products to service providers, but we primarily sell our products to equipment suppliers, with the exception of inSIGHT where we sell directly to service providers. We have in the past derived a substantial portion of our revenue from sales to a relatively small number of customers. While we expect this trend to continue in the short-term, we are working on expanding our customer base, thereby reducing our revenue exposure. In addition, expanding our product portfolio with new products such as inSIGHT will also help reduce our reliance on a small customer base.

During the six months ended June 30, 2013, Sagemcom, Askey and Paltek accounted for 23%, 18% and 10% of our revenue, respectively. During 2012 Sagemcom, Askey and Flextronics accounted for 19%, 13% and 12% of revenue, respectively. During 2011 Sagemcom and Paltek accounted for 20% and 10% of revenue, respectively. While in 2010 Alcatel—Lucent and Sagemcom accounted for 18% and 15% of revenue, respectively. Historically, substantially all of our sales have been to customers outside the United States. Sales to customers in Asia accounted for 68% of revenue in 2012, 62% in 2011 and 60% in 2010. Sales to customers in Europe and North Africa accounted for 29% of revenue in 2012, 36% in 2011 and 37% in 2010.

We have a growing design win pipeline for both our CPE and CO products. We have already secured our first design win for the Velocity-3 chipset, and expect to have more design wins in the next two quarters, based on the current level of customer engagements and the successfully completed carrier and OEM lab trials in recent months. For the Vx185/3 and Vx175/3 processors, we have already secured over 17 design wins, with about half going to production over the next six to nine months. The inSIGHT software suite is going through lab and field trials later this year, with design wins expected to start in the fourth fiscal quarter of 2013.

Telecommunication Service Providers

We work directly with various major service providers and their OEMs worldwide in connection with the optimization of our technology for mass deployment or trials into the service providers’ networks. Our OEM customers have sold products that include our semiconductors to major service providers, including:

AT&T (North America)	KPN (The Netherlands)
Belgacom (Belgium)	Nippon Telegraph & Telephone Corporation (Japan)
Bell Canada (Canada)	Swisscom (Switzerland)
Bouygues Telecom (France)	Telecom Italia (Italy)
Orange (France)	Telefonica (Spain)
Korea Telecom Corp. (Korea)	KDDI (Japan)

Service and Support

To accelerate the design and development of our customers’ systems and the qualification and mass deployment of our technology, we have a Product Applications Engineering team and a Field Application Engineering team. These teams work closely with the OEMs as well as directly with the service providers. Applications engineers have expertise in hardware and firmware and have access to the various expertise within our Company to ensure proper service and support for our OEM and service provider customers.

Our service and support involves multiple stages including working with the service providers’ evaluation of our technology through the utilization of our reference platforms, and the optimizing our technology to meet the individual service providers’ performance and other requirements.

In parallel, our engineers help our customers with the design and review of their system designs. Our application engineers and field application engineers help the customers’ engineers design their systems by providing the necessary reference designs, Gerber files, schematics, datasheets, sample firmware and other documentation. By doing this, we assist our customers and the service providers they serve in meeting their deployment requirements. Once the hardware incorporating our chipsets is built by our customers, we work closely with the customers’ engineers to integrate our firmware into systems through site visits and extensive field-testing with the service providers which may include inter-operation with legacy equipment already deployed in the service provider’s served area. This entire qualification cycle may take six to eighteen months depending upon the region, service provider requirements and deployment plans.

Sales, Business Development and Product Marketing

Our sales and marketing strategy is to achieve design wins with leading suppliers and mass deployment with service providers worldwide. We consider a design win to occur when an OEM notifies us that it has selected our products to be incorporated into its system. We refer to our sales and marketing strategy as “direct touch” since we have significant contact directly with the customers of our OEMs, the telecommunication service providers. We believe that applications support at the early stages of design is critical to reducing time to deployment and minimizing costly redesigns for our customers and the service providers. By simultaneously working with our customers and the service providers, we are able to use the pull of service provider network compatibility and interoperability to push design wins with our customers, which is further augmented by our support and service capabilities.

We also invest in establishing partnerships with the members of the ecosystem. These partners include ODMs, independent software design houses, and other silicon vendors with complementary technology we use in our reference designs. This investment in ecosystem partners is an important part of our strategy in providing our customers with total solutions that are as close to deployment-ready as possible, which minimizes time and effort for our customers.

We market and sell our products worldwide through a combination of direct sales and third-party sales representatives and distributors. We utilize sales representatives and distributors to expand the impact of our sales team. We have strategically located our sales, business development and marketing personnel, field applications engineers and sales representatives near our major customers in China, Europe, Japan, Korea, Taiwan, and the United States.

Our product marketing teams focus on our product strategy and management, product development roadmaps, product pricing and positioning, new product introduction and transition, demand assessment, competitive analysis and marketing communications and promotions. Our marketing teams are also responsible for ensuring that product development activities, product launches, channel marketing program activities and ongoing demand and supply planning occur on a well-managed, timely basis in coordination with our development, operations and sales groups, as well as our customers. Our marketing team is also responsible for organizing and managing our participation in trade shows, conferences and relevant thought leadership events.

Competition

The semiconductor industry and the broadband communications markets are intensely competitive. In the xDSL, PON and communications processing markets, we currently compete or expect to compete with, among others, Alcatel—Lucent, Broadcom Corporation, Cavium Networks, Inc., Cortina Systems, Inc., Lantiq Deutschland GmbH, Marvell Technology Group Ltd., Mindspeed Technologies, Inc., PMC-Sierra, Inc., Metanoia Communication, QUALCOMM Incorporated, Realtek Semiconductor Corp. and MediaTek Inc. We may not be able to compete effectively against current and potential competitors, especially those with significantly greater resources and market leverage. Our competitors may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can. In addition, new competitors or alliances among existing competitors could emerge. Competition has resulted, and may continue to result, in declining average selling prices for our products and market share. We believe that our products are not easily interchangeable with the products of our competitors, due to the level of collaboration in product design and development that is typically demanded by our customers from the earliest stages of development. But nevertheless, we must constantly maintain our technology developments in order to continue to achieve design wins with our customers.

We also consider other companies that have access to broadband or communications processing technology as potential future competitors. In addition, we may also face competition from newly established competitors, suppliers of products based on new or emerging technologies, and customers who choose to develop their own technology.

We believe that we are competing effectively with respect to the following factors:

•	product performance;

•	compliance with industry standards;

•	differentiated and disruptive technology features;

•	price and cost effectiveness;

•	energy efficiency;

•	physical footprint;

•	functionality;

•	time-to-market; and

•	customer service and support.

While the competitive landscape could continue to get more crowded, we believe that we are well positioned to compete favorably in the market, given our strong brand and existing OEM and carrier relationships, our patent portfolio, our strong engineering team that continues to bring innovative and leading edge products to market, such as Velocity-3 and inSIGHT, and our customer focused culture. In addition to performance, we believe our unique architectural and algorithmic qualities differentiate our solutions, resulting in superior scalability, robustness, and deployability. In addition, through our inSIGHT diagnostic and monitoring capabilities, we believe our chipset and software are uniquely differentiated from other silicon vendors in bringing significant operational cost savings to carriers and improved quality of experience to the subscriber.

Research and Development

Our research and development efforts are focused on the development of advanced semiconductors and related firmware. We employ experienced engineers who have significant expertise in interactive broadband and communications processing technologies. These areas of expertise include communication systems, system architecture, digital signal and communications processing, data networking, analog design, digital and mixed signal, very large scale integration development, firmware development, reference boards and system design. In addition, we work closely with the research and development teams of our OEM customers and service providers. Our research and development expense was $26.1 million for the six months ended June 30, 2013, $57.5 million in 2012, $55.8 million in 2011 and $60.8 million in 2010.

Manufacturing

We are a fabless manufacturing company that utilizes our foundry partnerships to produce our semiconductor products, allowing us to focus our resources on value added chip integration, intellectual property and software development, as well as advanced reference designs for the system level solutions we provide. This manufacturing model provides us with access to the latest semiconductor processes, leveraging industry standard learning curves for cost, performance and yields, and reduces our overall capital investment, as well as operating and support costs.

Our integrated circuits use semiconductor lithography nodes from 350nm silicon germanium (SiGe) for our line drivers, to 180nm Mixed Signal Complementary Metal Oxide Semiconductors (CMOS) for our analog front end products, to 40nm CMOS for our VDSL DSP and baseband product solutions. Development efforts are underway for our 28nm products representing our next generation of CPE and CO product offerings. We have adopted a “fast follower” manufacturing strategy designed to ensure that each technology node is fully debugged and matured before committing our designs to production deployment. We believe this approach reduces our cost associated with intellectual property development, test chips, design rule updates and circuit re-spins, as well as the overall process debug efforts indicative of new process deployments.

We utilize the following third party foundry partners:

•	Taiwan Semiconductor Manufacturing Corporation (TSMC) in Taiwan

•	Global Foundries, Inc. (formerly Chartered Semiconductor Manufacturing) in Singapore

•	TowerJazz in California and Israel

•	United Microelectronics Corporation (UMC) in Taiwan

•	Silterra Corporation in Malaysia

For our backend assembly and test, we use both turn-key as well as more traditional two-stage manufacturing business models. These business models allow us the flexibility react to market demand fluctuations, and provide a dual source capacity model for assurance of supply to our customers. Our turn-key product flows provide short manufacturing cycle times and support final manufacturing of our products from wafer sort, to assembly, test and finishing, including both shipping and warehouse functions. Two-stage product flows allow us to optimize our cost for both assembly and test, independently, while maintaining our ability to provided capacity and flexibility for our manufacturing demands.

We utilize the following third party backend manufacturing partners:

•	Advanced Semiconductor Engineering (ASE) in Taiwan and Singapore

•	Amkor Technology Inc. in the Philippines

•	King Yuan Electronics Company (KYEC) in Taiwan

Operations

In fiscal year 2012 we expanded our outsourcing model by transitioning a majority of our day-to-day supply chain management, production test engineering and production quality engineering functions (Master Services) to eSilicon Corporation (eSilicon) under a master services and supply agreement (Service Agreement). Pursuant to the Service Agreement, we place orders for our finished goods products with eSilicon, who, in turn, contracts with wafer foundries and the assembly and test subcontractors and manages these operational functions for us on a day-to-day basis. As of the end of fiscal 2012, we have substantially completed the transition of Master Services to eSilicon and eSilicon will continue to play a large role in our supply chain manufacturing for our mature products.

We maintain direct foundry and backend manufacturing support for our new product development efforts, including product and test engineering as well as supply chain management designed to ensure timely new product releases and production ramps. The direct support allows us to work not only with eSilicon, but with our manufacturing partners to increase yields, lower manufacturing costs and improve overall product quality faster than would be afforded alone. We maintain all responsibility for our manufacturing strategy, product flow, factory mix, customer quality and capital purchasing decisions.

All our products are tested to ensure compliance with the datasheet after they are packaged or assembled. We ensure optimized test capacity and cost by purchasing some testers directly and consigning these testers to our manufacturing partners. Since these testers are industry standard platforms and complement the existing tester installed base of our manufacturing partners, there is great synergy and leverage for maintenance and support costs, keeping our overhead at a minimum. The use of consigned standard testers provides the lowest overall cost for test, while maintaining common hardware that can be used directly with our partner’s non-consigned equipment as needed for extra capacity.

Quality Assurance

Our quality assurance program begins with the design and development processes of our integrated circuits, hardware (reference boards), and software/firmware as well as our system level verification efforts. Our integrated circuit designs are subjected to extensive circuit simulation under extreme conditions of temperature, voltage and processing before being committed to fabrication. We follow industry standard JEDEC and customer required reliability and qualification processes to ensure compliance with industry norms.

Our software/firmware goes through formal testing per specified test plans and customer requirements.

We pre-qualify each of our third party manufacturing subcontractors and conduct periodic quality audits. We monitor foundry production to ensure consistent overall quality, reliability and yield levels. All of the independent foundries and assembly and test subcontractors have been awarded ISO 9000 certification as well as other internationally accepted quality standards. In August 2006, we were certified to ISO 9001 standards and passed an ISO 9001:2008 surveillance audit in May 2011.

Environmental Regulation

We assess the environmental impact of our products to international standards. The manufacturing flows at all the subcontractors used by us are registered to ISO 14000, the international standard related to environmental management. We believe our products are compliant with the European Union’s Restriction of Hazardous Substances Directive (RoHS) and that materials are available to meet these emerging regulations.

Intellectual Property

Our success and future growth will depend on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, contractual provisions and licenses to protect our intellectual property. We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants and through other security measures.

As of August 19, 2013, we have over 280 patents issued in the United States and more than 35 companion patents issued in foreign jurisdictions, primarily in Japan, China, Taiwan, and the United Kingdom. We also have more than 45 patent applications pending in the United States and more than 100 patent applications pending in foreign jurisdictions. Our patent and patent applications cover features, arts and methodology employed in each of our existing product families, including G.Fast, FTTdp, VDSL with vectoring (G.Vector), VDSL2, ADSL2+, ADSL2, ADSL and SHDSL, as well as inSIGHT. The expiration dates range from 2015 through 2031. We continue to actively pursue the filing of additional patent applications.

We claim copyright protection for the proprietary documentation used in our products and for the firmware and firmware components of our products. Ikanos Communications, the Ikanos logo, the “Bandwidth without boundaries” tagline, Fusiv, Ikanos NodeScale, and Ikanos Velocity are among the trademarks or registered trademarks of Ikanos Communications.

Employees

As of July 31, 2013, we had a total of 262 full-time employees, of whom 211 were involved in research and development and 51 in sales, marketing, operations, finance and administration. None of our employees is represented by a labor union. We have not experienced any work stoppages and believe that our relationships with our employees are good.

In an effort to manage our operating expense to our projected revenue forecast, on January 30, 2012 the Board of Directors approved and management initiated a corporate restructuring plan that reduced our workforce by approximately 16%. Employees were notified of their termination on February 1 and 2, 2012. The restructuring plan was completed in 2012.

Backlog

Our sales are made pursuant to short-term purchase orders. These purchase orders are made without deposits and may be rescheduled or modified on relatively short notice without substantial penalty in most cases. Therefore, we believe that the purchase orders may not be a reliable indicator of future sales.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of July 31, 2013, for:

•	each person or entity known to us to beneficially own more than 5% of our common stock;

•	each of our named executive officers set forth in our proxy statement filed with the SEC in connection with our 2013 Annual Meeting of Stockholders; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as held by them. Information related to holders of more than 5% of our common stock was obtained from the stockholder or filings with the SEC pursuant to Sections 13(d) or 13(g) of the Exchange Act. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes shares of common stock underlying the outstanding warrants and stock options held by such person that are exercisable within 60 calendar days of July 31, 2013, but excludes shares of common stock underlying warrants or options held by any other person. Percentage of beneficial ownership is based on 71,669,949 shares of common stock outstanding as of July 31, 2013. For purposes of the table below, we have assumed that              shares of common stock will be outstanding upon completion of this offering. Except as indicated by footnote, the address of the beneficial owners is c/o Ikanos Communications, Inc., 47669 Fremont Boulevard, Fremont, CA 94538.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% Stockholders:
Tallwood (1)	37,416,475	47%
Francis Capital Management (2)	5,800,000	7%
Entities Affiliated with Diker Management LLC (3)	5,209,783	7%

Directors & Executive Officers:
Diosdado Banatao (1)(4)	37,507,350	47%
Danial Faizullabhoy (5)	226,875	*
Frederick Lax (6)	155,875	*
George Pavlov (1)(7)	37,507,350	47%
James Smaha (8)	90,875	*
Omid Tahernia (9)	488,750	1%*
Dennis Bencala (10)	271,250	*
Stu Krometis	—	—
Jim Murphy (11)	220,745	*
Debajyoti Pal (12)	513,750	1%
All current directors and executive officers as a group (10 persons) (13)	39,566,345	50%

*	Represents less than 1% of beneficial stock ownership
(1)

Includes warrants to purchase 7,800,000 shares, which are exercisable within 60 days of July 31, 2013. Tallwood III, L.P. (Tallwood III), Tallwood III Partners, L.P. (Tallwood III Partners), Tallwood III Associates, L.P. (Tallwood III Associates) and Tallwood III Annex, L.P. (Tallwood III Annex and, together with Tallwood III, Tallwood III Partners and Tallwood III Associates, the Tallwood Funds) directly own 10,074,743; 1,275,771; 78,057 and 18,187,904 shares of our common stock, respectively. Tallwood III,

Tallwood III Partners, Tallwood III Associates and Tallwood III Annex directly own warrants to purchase 3,274,291; 414,626; 25,369 and 4,085,714 shares of our common stock, respectively. Tallwood III Management, LLC (Tallwood Management) is the general partner of Tallwood III, Tallwood III Partners and Tallwood III Associates. Tallwood III Annex Management, LLC (Tallwood Annex Management) is the general partner of Tallwood III Annex. Tallwood Management may be deemed to share voting and dispositive power with respect to the shares and warrants owned by Tallwood III, Tallwood III Partners and Tallwood III Associates, but disclaim such beneficial ownership except to the extent of its pecuniary interest therein. Tallwood Annex Management may be deemed to share voting and dispositive power with respect to the shares and warrants owned by Tallwood III Annex, but disclaim such beneficial ownership except to the extent of its pecuniary interest therein. Messrs. Banatao and Pavlov are the Managing Members of Tallwood Management and Tallwood Annex Management and may be deemed to beneficially own the shares and warrants held by the Tallwood Funds, but disclaim such beneficial ownership except to the extent of their pecuniary interest therein. The business address of each of the foregoing entities is Tallwood Venture Capital, 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, CA 94025.
(2)	Based solely on a Schedule 13G filed on February 5, 2013, these shares are held by Francis Capital Management, LLC (FCM) in its capacity as investment adviser to certain managed accounts (Managed Accounts) and two pooled investment vehicles, Catalysis Partners, LLC (Catalysis LLC) and Catalysis Offshore, Ltd. (Catalysis Ltd. and together with Catalysis LLC, the Funds), may be deemed to be the beneficial owner of 5,800,000 shares of our common stock owned by the Funds and Managed Accounts, as in its capacity as investment adviser it has the power to dispose and direct the disposition of the shares of our common stock owned by the Funds and the Managed Accounts, and has the power to vote the shares of our common stock owned by the Funds and owned by certain of the Managed Accounts. Specifically, Catalysis LLC is the record and beneficial owner of 2,793,990 shares of our common stock, Catalysis Ltd. is the record and beneficial owner of 1,506,010 shares of our common stock and the Managed Accounts are the record and beneficial owners of 1,500,000 shares of our common stock. John P. Francis is a part-owner of FCM and its Managing Member. As the controlling person of FCM, he may be deemed to beneficially own 5,800,000 shares of the issuer owned by the Funds and Managed Accounts. Pursuant to Rule 13d-4, Mr. Francis disclaims beneficial ownership of the securities owned by the Funds and Managed Accounts.
(3)	Based solely on a Schedule 13G/A filed on February 15, 2013, these shares are held by Diker Value Tech Fund, LP, Diker Value Tech QP Fund, LP, Diker Small Cap Fund, LP, Diker Small Cap QP Fund, LP and Diker Micro Cap Fund, LP (collectively, the Diker Funds). As the sole general partner of the Diker Funds, Diker GP, LLC (Diker GP), has the power to vote and dispose of the shares of the Common Stock owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management LLC (Diker Management) serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management, and in that capacity direct their operations. Therefore, Messrs. Diker and Diker may be beneficial owners of shares beneficially owned by Diker GP and Diker Management. Diker GP, Diker Management, and Messrs. Diker and Diker each disclaim all beneficial ownership, however, as affiliates of a Registered Investment Adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares.
(4)	Includes options to purchase 74,875 shares that are exercisable within 60 days after July 31, 2013.
(5)	Includes options to purchase 210,875 shares that are exercisable within 60 days after July 31, 2013.
(6)	Includes options to purchase 139,875 shares that are exercisable within 60 days after July 31, 2013.
(7)	Includes options to purchase 74,875 shares that are exercisable within 60 days after July 31, 2013.
(8)	Includes options to purchase 74,875 shares that are exercisable within 60 days after July 31, 2013.
(9)	Consists of options to purchase 468,750 shares that are exercisable within 60 days after July 31, 2013.
(10)	Consists of options to purchase 271,250 shares that are exercisable within 60 days after July 31, 2013.
(11)	Consists of options to purchase 203,125 shares that are exercisable within 60 days after July 31, 2013.
(12)	Consists of options to purchase 513,750 shares that are exercisable within 60 days after July 31, 2013.
(13)	Includes warrants to purchase 7,800,000 shares, options to purchase 2,032,250 shares that are exercisable within 60 days after July 31, 2013 held by current executive officers and directors.

DESCRIPTION OF CAPITAL STOCK

This section describes the general terms and provisions of the shares of our common stock, par value $0.001 per share, and preferred stock, par value $0.001 per share. This description is only a summary. Our certificate of incorporation, certificate of designation of Series A Preferred Stock and our bylaws have been filed as exhibits to our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. You should read our certificate of incorporation, our certificate of designation of Series A Preferred Stock and our bylaws for additional information before you buy any of our common stock or other securities. See “Where You Can Find More Information.”

Common Stock. We have 150,000,000 shares of authorized common stock. As of June 30, 2013, there were 71,496,906 shares of common stock issued and outstanding. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, other than matters that relate solely to the terms of one or more outstanding series of preferred stock if such preferred stockholders are entitled to vote on such matters by law or pursuant to the certificate of incorporation. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock offered, when issued, will be fully paid and nonassessable.

Preferred Stock. We have 1,000,000 shares of authorized preferred stock. As of June 30, 2013, there was one share of Series A Preferred Stock issued and outstanding. The certificate of designation of Series A Preferred Stock provides that, so long as the holder of the Series A Preferred Stock beneficially owns at least 35% of our outstanding common stock, it shall have the right to nominate and elect three directors but the number of directors that the holder of Series A Preferred Stock has the right to nominate and elect may be reduced if the common stock beneficially owned by the holder of Series A Preferred Stock decreases below 35% of our outstanding common stock. In addition, the consent of the holder of the Series A Preferred Stock is required to amend or appeal any provision of the certificate of incorporation or bylaws that would adversely affect the Series A Preferred Stock.

We may issue preferred stock, in series, with such designations, powers, preferences and other rights, and qualifications, limitations or restrictions as our board of directors may authorize, without further action by our stockholders, including:

•	the distinctive designation of each series and the number of shares that will constitute the series;

•	the voting rights, if any, of shares of the series and the terms and conditions of the voting rights;

•

the dividend rate on the shares of the series, the dates on which dividends are payable, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative, and the dates from and after which dividends shall accumulate;

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

•	the terms and conditions of a sinking or purchase fund for the purchase or redemption of shares of the series, if such a fund is provided;

•	any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of, or upon the distribution of any of our assets; and

•

the prices or rates of conversion or exchange at which, and the terms and conditions on which, the shares of the series may be converted or exchanged into other securities, if the shares are convertible or exchangeable.

The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our Company, which could depress the market price of our common stock.

Certain Provisions of Delaware Law and of the Charter and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of these provisions either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out of, these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws. Our certificate of incorporation and bylaws provide that:

•	our bylaws may be amended or repealed only by a two-thirds vote of our board of directors or a two-thirds stockholder vote;

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board;

•

the approval of holders of two-thirds of the shares entitled to vote at an election of directors is required to amend or repeal the provisions of our certificate of incorporation regarding the inability of stockholders to take action by written consent;

•	our board of directors is authorized to issue preferred stock without stockholder approval; and

•

we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co.

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC with respect to the shares of common stock subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the number of shares of common stock provided below opposite its name.

Underwriters	Number of Shares of Common Stock
Roth Capital Partners, LLC

Total

The underwriters are offering the shares of common stock, subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock if any such shares are taken. However, the underwriters are not required to take or pay for the shares of common stock covered by the underwriters’ over-allotment option described below.

Over-Allotment Option

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional shares of common stock to cover over-allotments, if any, at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. If the underwriters exercise the over-allotment option, the underwriters will be committed, subject to satisfaction of the conditions in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to the underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the over-allotment option, to sell these shares of common stock.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share of common stock. After this offering, the public offering price and concession may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share of Common Stock	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Public offering price
Underwriting discounts and commissions payable by us

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        .

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

We, our officers and certain of our directors have agreed, subject to certain exceptions, for a period of 90 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale of or otherwise dispose of, directly or indirectly any shares of common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the underwriters. The underwriters may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by any underwriter is not part of this prospectus, the related registration statement of which this prospectus forms a part or the documents incorporated by reference into this prospectus, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares and warrants involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions generally involve purchases of shares of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares and warrants in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the security originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing and Transfer Agent

Our common stock is listed on The NASDAQ Capital Market and trades under the symbol “IKAN.” The transfer agent of our common stock is American Stock Transfer & Trust Co.

Other

The underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. Except for services provided in connection with this offering, the underwriters have not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus and we do not expect to retain the underwriters to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Notice to Investors

Notice to Investors in the United Kingdom

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of these securities shall result in a requirement for the publication by the issuer or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any such securities to be offered so as to enable an investor to decide to purchase any such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

European Economic Area

In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in the last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the shares offered hereby are “securities.”

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California.                      is representing the underwriters in this offering.

EXPERTS

The audited financial statements as of January 1, 2012 and December 30, 2012 and for each of the three fiscal years in the period ended December 30, 2012 included in this prospectus and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 30, 2012 have been so included and incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. You may read and copy the registration statement and its exhibits and schedules at the SEC’s public reference room, located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that website is www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the Public Reference Room and web site of the SEC referred to above. We maintain a web site at www.ikanos.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC, free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 30, 2012;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2013 and June 30, 2013;

•	our Current Reports on Form 8-K filed with the SEC on March 4, April 1 and June 5, 2013;

•	our Definitive Proxy Statement on Schedule 14 filed with the SEC on April 24, 2013; and

•

the description of our common stock contained in our Registration Statement on Form 8-A filed on September 19, 2005, including any amendment or report filed for the purpose of updating such description.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number: Ikanos Communications, Inc., 47669 Fremont Boulevard, Fremont, California 94538, Attn: Corporate Secretary, telephone (510) 979-0400. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.

IKANOS COMMUNICATIONS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Ikanos Communications, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity, comprehensive loss and cash flows present fairly, in all material respects, the financial position of Ikanos Communications, Inc. and its subsidiaries (the “Company”) at December 30, 2012, and January 1, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A in the Annual Report on Form 10-K for the fiscal year ended December 30, 2012 . Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit, has suffered recurring losses from operations and requires additional financing to meet certain restrictive debt covenants and fund future capital and operating requirements that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California

February 28, 2013, except as it relates to the disclosures under the heading “Liquidity” in Note 1, as to which the date is August 23, 2013.

IKANOS COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 30, 2012	January 1, 2012
Assets
Current assets:
Cash and cash equivalents	$28,391	$34,760
Short-term investments	2,785	—
Accounts receivable, net of allowances of $207 and $73, respectively	15,748	18,308
Inventory	8,122	9,474
Prepaid expenses and other current assets	5,892	2,531

Total current assets	60,938	65,073
Property and equipment, net	8,769	7,036
Intangible assets, net	1,529	3,602
Other assets	2,612	1,896

	$73,848	$77,607

Liabilities and Stockholders’ Equity
Current liabilities:
Revolving line	$5,000	$—
Accounts payable	5,679	5,413
Accrued liabilities	13,688	10,734

Total current liabilities	24,367	16,147
Long-term liabilities	2,854	738

Total liabilities	27,221	16,885

Commitments and contingencies (Note 14)
Stockholders’ equity:
Preferred stock; $0.001 par value; 1,000 and 1,000 shares authorized, respectively; 0.001 and 0.001 share issued and outstanding, respectively	—	—
Common stock: $0.001 par value; 150,000 and 150,000 shares authorized, respectively; 71,170 and 70,379 issued, respectively, and 70,314 and 69,332 outstanding, respectively	71	70
Additional paid-in capital	334,688	331,199
Warrants	7,567	7,567
Accumulated other comprehensive income	—	—
Accumulated deficit	(295,699)	(278,114)

Total stockholders’ equity	46,627	60,722

	$73,848	$77,607

The accompanying notes are an integral part of these consolidated financial statements.

IKANOS COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended
	December 30, 2012	January 1, 2012	January 2, 2011
Revenue	$125,948	$136,591	$191,677
Cost of revenue	64,750	65,944	126,692

Gross profit	61,198	70,647	64,985

Operating expenses:
Research and development	57,543	55,796	60,769
Selling, general and administrative	19,056	22,287	27,239
Operating asset and goodwill impairments	—	—	21,378
Restructuring charges (credits)	1,062	(109)	5,794

Total operating expenses	77,661	77,974	115,180

Loss from operations	(16,463)	(7,327)	(50,195)
Gain on sale of marketable securities	—	1,295	—
Interest income and other income (expense), net	(108)	(383)	51

Loss before provision for income taxes	(16,571)	(6,415)	(50,144)
Provision for (benefit from) income taxes	1,014	1,082	(381)

Net loss	$(17,585)	$(7,497)	$(49,763)

Basic and diluted net loss per share	$(0.25)	$(0.11)	$(0.88)

Weighted average number of shares (basic and diluted)	69,701	68,656	56,713

The accompanying notes are an integral part of these consolidated financial statements.

IKANOS COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except per share data)

	Year Ended
	December 30, 2012	January 1, 2012	January 2, 2011
Net loss	$(17,585)	$(7,497)	$(49,763)
Other comprehensive loss, net of tax
Unrealized gain on marketable securities	—	—	1,211
Gain on sale of marketable securities reclassified into earnings	—	(1,295)	—

Comprehensive loss	$(17,585)	$(8,792)	$(48,552)

The accompanying notes are an integral part of these consolidated financial statements.

IKANOS COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock		Additional Paid in Capital	Warrants	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at January 3, 2010	54,002	$54	$310,265	$7,567	$84	$(220,854)	$97,116
Net loss	—	—	—	—	—	(49,763)	(49,763)
Unrealized gain on marketable securities	—	—	—	—	1,211	—	1,211
Stock-based compensation	—	—	3,381	—	—	—	3,381
Net issuance of common stock from public offering	12,815	13	12,451	—	—	—	12,464
Net issuance of common stock under stock option plans	1,125	1	1,111	—	—	—	1,112
Vesting of restricted stock	169	—	—	—	—	—	—

Balance at January 2, 2011	68,111	68	327,208	7,567	1,295	(270,617)	65,521
Net loss	—	—	—	—	—	(7,497)	(7,497)
Realized gain on marketable securities	—	—	—	—	(1,295)	—	(1,295)
Stock-based compensation	—	—	3,175	—	—	—	3,175
Net issuance of common stock under stock option plans	972	2	816	—	—	—	818
Vesting of restricted stock	249	—	—	—	—	—	—

Balance at January 1, 2012	69,332	70	331,199	7,567	—	(278,114)	60,722
Net loss	—	—	—	—	—	(17,585)	(17,585)
Stock-based compensation	—	—	2,892	—	—	—	2,892
Net issuance of common stock under stock option plans	792	1	597	—	—	—	598
Vesting of restricted stock	190	—	—	—	—	—	—

Balance at December 30, 2012	70,314	$71	$334,688	$7,567	$—	$(295,699)	$46,627

The accompanying notes are an integral part of these consolidated financial statements.

IKANOS COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	December 30, 2012	January 1, 2012	January 2, 2011
Cash flows from operating activities:
Net loss	$(17,585)	$(7,497)	$(49,763)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	5,256	4,682	4,207
Restructuring charges	—	—	314
Stock-based compensation expense	2,892	3,175	3,270
Operating asset and goodwill impairments	—	—	21,378
Amortization of intangible assets and acquired technology	2,073	2,500	6,512
Gain on sale of marketable securities	—	(1,295)	—
Changes in assets and liabilities:
Accounts receivable, net	2,560	5,839	10,848
Inventory	1,352	7,572	18,004
Prepaid expenses and other assets	(4,077)	(1,189)	(22)
Accounts payable and accrued liabilities	5,196	(6,988)	(22,544)

Net cash provided (used) by operating activities	(2,333)	6,799	(7,796)

Cash flows from investing activities:
Purchases of property and equipment	(6,849)	(3,807)	(4,421)
Purchases of investments	(3,931)	—	—
Maturities and sales of investments	1,146	2,000	14,139

Net cash provided (used) by investing activities	(9,634)	(1,807)	9,718

Cash flows from financing activities:
Net proceeds from issuances of common stock and exercise of stock options	598	818	1,260
Net proceeds from Revolving Line	10,000	—	—
Net repayments to Revolving Line	(5,000)	—	—
Net proceeds from private stock offering	—	—	12,451

Net cash provided by financing activities	5,598	818	13,711

Net increase (decrease) in cash and cash equivalents	(6,369)	5,810	15,633
Cash and cash equivalents at beginning of year	34,760	28,950	13,317

Cash and cash equivalents at end of year	$28,391	$34,760	$28,950

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$926	$545	$339
Purchases of equipment included in Accounts payable and Accrued liabilities	538	398	701

The accompanying notes are an integral part of these consolidated financial statements.

IKANOS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Ikanos and Summary of Significant Accounting Policies

The Company

Ikanos Communications, Inc. (Ikanos or the Company) was incorporated in the State of California in April 1999 and reincorporated in the State of Delaware in September 2005. The Company is a provider of silicon and integrated firmware for interactive triple-play broadband. The Company develops and markets end-to-end products for the last mile and the digital home, which enable carriers to offer enhanced triple play services, including voice, video and data. The Company has developed programmable, scalable chip architectures, which form the foundation for deploying and delivering triple play services. Flexible communication processor architecture with wire-speed packet processing capabilities enables high-performance residential gateways for distributing advanced services in the home. These products thereby support telecommunications services providers’ triple play deployment plans to the digital home and have been deployed by service providers in Asia, Europe and North America.

The accompanying consolidated financial statements of the Company have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Liquidity

The Company incurred a net loss of $17.6 million, $7.5 million and $49.8 million for the years ended December 30, 2012, January 1, 2012 and January 2, 2011, and had an accumulated deficit of $295.7 million as of December 30, 2012.

During fiscal 2012, the price of the Company’s common stock fell below the $1.00 NASDAQ market listing requirement. Since that time the price of the Company’s common stock has traded above $1.00 for more than 10 consecutive trading days and is, therefore, not currently subject to delisting. If the price were to fall below the requirement in the future for a specified period of time, the Company would again be subject to delisting and thereby could lose its eligibility for quotation on the NASDAQ Capital Market. Given this and other market conditions, there can be no assurance that, should the Company need additional funds, sufficient debt or equity financing will be available at all or, if available, that such financing will be at terms and conditions acceptable to the Company.

Further, the Company is reliant upon an existing revolving line of credit (Revolving Line) with Silicon Valley Bank (SVB) to help fund its operations. This facility is subject to certain affirmative, negative and financial covenants. On February 19, 2013 these covenants were revised to reflect the Company’s then-current operating plan. The Company was in compliance with all of the covenants contained in the Loan Agreement as of June 30, 2013. However, the Company further amended the Loan Agreement effective August 8, 2013. The August 8, 2013 amendment to the Loan Agreement changed existing financial covenants relating to minimum cash held with SVB and Earnings Before Interest Taxes, Depreciation and Amortization (EBITDA) measurements. Based on the Company’s current forecast for the fiscal third quarter ending September 29, 2013, the Company anticipates that it will be in compliance with the covenants contained in the amended Loan Agreement for the fiscal third quarter. To remain in compliance thereafter, the Company intends to seek additional financing to support its capital requirements and the Company’s ability to remain in compliance with certain loan covenants.

Given current global macroeconomic conditions, the overall competitive climate of the industry the Company operates in, its current business plans, the decline in quarterly revenues, and if its projected revenues decline or operating costs increase, the Company may be unable to maintain compliance with one or more of the covenants in its Loan and Security Agreement (Loan Agreement) with Silicon Valley Bank (SVB). This may require the Company to take other actions to generate adequate cash flows or earnings to ensure continued compliance and fund its future capital requirements. There can be no assurance that the Company will be in compliance with all the covenants in the future, that the Company will be successful in raising additional capital or, if necessary, further amending the Loan Agreement. Should the Company not be successful in achieving these objectives, the Company may be required to renegotiate the covenants with SVB or seek alternative financing arrangements. As a result of the Company’s recurring losses from operations, its accumulated deficit, and the need to raise additional capital to remain in compliance with certain debt covenants and fund its operating and capital requirements there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to the Company’s ability to continue as a going concern.

To achieve consistent profitability, the Company will need to generate and sustain higher revenue, while maintaining cost and expense levels appropriate and necessary for its business. The Company also intends to seek additional financing to support its capital requirements and to remain in compliance with certain loan covenants. The amount and timing of these future capital requirements will depend upon many factors including the Company’s rate of revenue growth, its ability to develop future revenue streams, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of its products. There can be no assurance that sufficient debt or equity financing will be available at all or, if available, that such financing will be at terms and conditions acceptable to the Company. If the Company is unable to secure additional funds it will need to implement significant cost reduction strategies that could limit the Company’s development activities and impact its long-term business plan.

The Company continues to monitor its expected future performance and has the ability and intent to take additional cost reduction actions and enact other restructuring measures, if necessary, including, but not limited to, consolidating locations, reducing capital expenditures, reducing the number of development projects and reducing overall headcount to ensure sufficient profitability and liquidity. There can be no assurance that the Company’s plans will be successful in achieving its objectives or generating the additional savings and earnings contributions necessary to comply with the covenants. Should the Company not be successful in achieving its objectives, the Company may be required to renegotiate the covenants with the lenders, refinance the debt or secure funds through the issuance of additional equity or other similar activities.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The Company’s fiscal year ends on the Sunday closest to December 31. The Company’s fiscal quarters end on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year, in which case the additional week falls into the fourth quarter of that fiscal year. There were 52 weeks in fiscal year 2012.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make certain estimates, judgments and assumptions for example relating to bad debt expense impairments. The Company believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to it at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates and actual results, the Company’s financial statements would have been affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result.

Summary of Significant Accounting Policies

Revenue Recognition

In accordance with authoritative guidance revenue from sales of semiconductors is recognized upon shipment when persuasive evidence of an arrangement exists, the required firmware is delivered, legal title and risk of ownership has transferred, the price is fixed or determinable and collection of the resulting receivable is reasonably assured.

The Company records reductions to revenue for estimated product returns and pricing adjustments, such as competitive pricing programs and volume purchase incentives, in the same period that the related revenue is recorded. The amount of these reductions is based on historical sales returns, analysis of credit memo data, specific criteria included in volume purchase incentives agreements, and other factors known at the time. Additional reductions to revenue would result if actual product returns or pricing adjustments exceed our estimates.

In multi-element arrangements that include combination of semiconductor products with software that is essential to the hardware products functionality and undelivered software elements, the Company allocates revenue to all deliverables based on their relative selling prices. The Company allocates the arrangement consideration based on each element’s relative fair value using vendor-specific objective evidence, or VSOE, third-party evidence, or estimated selling prices, as the basis of fair value. The allocation of value to each element is derived based on management’s best estimate of selling price when vendor specific evidence or third party evidence is unavailable. Revenue is recognized for the accounting units when the basic revenue recognition criteria are met.

In such circumstances, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value, or VSOE, (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of the selling price (“ESP”). VSOE generally exists only when the Company sells the deliverable separately and is the price actually charged by the Company for that deliverable. ESPs reflect the Company’s best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis.

Cash, Cash Equivalents and Investments

The Company considers all highly liquid investments with an original maturity of 90 days or less at the date of purchase to be cash equivalents. Short-term investments consist of highly liquid securities with original maturities in excess of 90 days. Non-liquid investments with original maturities in excess of one year are classified as long term.

The Company classifies marketable securities as available-for-sale at the time of purchase and re-evaluates such designation as of each consolidated balance sheet date. As of December 30, 2012 the Company’s short-term investments consisted solely of certificates of deposit. In prior years marketable securities have included commercial paper, corporate bonds, government securities and auction rate securities. Marketable securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders’ equity. Realized gains or losses on the sale of marketable securities are determined using the specific-identification method. For all investments in debt and equity securities, unrealized losses are evaluated to determine if they are other than temporary. For investments in equity securities, unrealized losses that are considered to be other than temporary are considered impairment losses and recognized as a component of interest income and other, net, in the statements of operations. For investments in debt securities, if the fair value of a debt security is less than its amortized cost basis, the Company assesses whether the impairment is other than temporary. An impairment is considered other than temporary if (i) the Company has the intent to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of its entire amortized cost basis, or (iii) the Company does not expect to recover the entire amortized cost of the security. If impairment is considered other than temporary based on conditions (i) and (ii), the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other than temporary based on condition (iii), the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security, will be recognized in earnings and the amount relating to all other factors will be recognized in other comprehensive income. The Company evaluates both qualitative and quantitative factors such as duration and severity of the unrealized loss, credit ratings, prepayment speeds, defaults and loss rates of the underlying collateral, structure and credit enhancements to determine if a credit loss may exist.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company’s financial instruments including, cash and cash equivalents, investments, accounts receivables, accounts payable and accrued liabilities, approximate fair value due to their relatively short maturity periods.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined by the first-in, first-out method and market represents the estimated net realizable value. The Company records inventory write-downs for estimated obsolescence of unmarketable inventory based upon assumptions about future demand and market conditions. Additionally, the Company specifically reduces inventory to the lower of cost or market if pricing trends or forecasts indicate that the carrying value of inventory exceeds its estimated selling price. Once inventory is written down, a new accounting basis is established and, accordingly, is not written back up in future periods.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease. All repairs and maintenance costs are expensed as incurred.

The depreciation and amortization periods for property and equipment categories are as follows:

Computer equipment	2 to 3 years
Furniture and fixtures	4 years
Machinery and equipment	3 to 7 years
Software	3 to 7 years

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. Identifiable intangible assets are comprised of existing and core technology, patents, order backlog, customer relationships, trademarks and other intangible assets. Identifiable intangible assets that have finite useful lives are being amortized over their useful lives. In accordance with authoritative guidance, goodwill is not amortized. Rather, goodwill is subject to at least an annual assessment for impairment (more frequently if certain indicators are present) by applying a fair-value based test. In the event that management determines that the value of goodwill has become impaired, the Company will incur an accounting charge for the amount of impairment during the period in which the determination is made. As of December 30, 2012, the Company has no goodwill due to the economic events that occurred during the third quarter of 2010. At that time the Company performed an assessment for impairment of intangibles and goodwill and wrote down goodwill and intangibles by $8.6 million and $12.8 million, respectively. Goodwill was fully written off while intangibles were written down to $6.7 million. See Note 2—Operating Asset Impairments.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. There was no material impairment recorded in fiscal 2012 and 2011. See Note 2—Operating Asset Impairments.

Software Development Costs

Software development costs are capitalized beginning when technological feasibility has been established and ending when a product is available for general release to customers. To date, the period between achieving technological feasibility and the issuing of such software has been short and software development costs qualifying for capitalization have been insignificant.

Research and Development

Research and development costs consist primarily of compensation and related costs for personnel as well as costs related to software tools, mask tooling expenses, materials, supplies and equipment depreciation. All research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred. To date, advertising costs have been insignificant.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash, cash equivalents, accounts receivable and, in prior years, investments. Cash and cash equivalents are held with a limited number of financial institutions. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits. Management believes that the financial institutions that hold the Company’s deposits are credit worthy and, accordingly, minimal credit risk exists with respect to those deposits. As of December 30, 2012 the Company’s short-term investments consisted solely of certificates of deposit. As noted above, in prior years marketable securities have included commercial paper, corporate bonds, government securities and auction rate securities. All investments were classified as available-for-sale. The Company does not hold or issue financial instruments for trading purposes.

Credit risk with respect to accounts receivable is concentrated due to the number of large orders recorded in any particular reporting period. Two customers represented 22% and 20% of accounts receivable at December 30, 2012. Three customers represented 33%, 18% and 18% of accounts receivable at January 1, 2012. Three customers represented 19%, 13% and 12% of revenue for the year ended December 30, 2012. Two customers represented 20% and 10% of revenue for the year ended January 1, 2012. Two customers represented 18% and 15% of revenue for the year ended January 2, 2011.

Concentration of Other Risk

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company’s results of operations are affected by a wide variety of factors, including general economic conditions; economic conditions specific to the semiconductor industry; demand for the Company’s products; the timely introduction of new products; implementation of new manufacturing technologies; manufacturing capacity; the availability of materials and supplies; competition; the ability to safeguard patents and intellectual property in a rapidly evolving market; and reliance on assembly and wafer fabrication subcontractors and on independent distributors and sales representatives. As a result, the Company may experience substantial period-to-period fluctuations in future periods due to the factors mentioned above or other factors.

Warranty

The Company generally warrants its products against defects in materials and workmanship and non-conformance to its specifications for varying lengths of time, generally one year. If there is a material increase in customer claims compared with historical experience, or if costs of servicing warranty claims are greater than expected, the Company may record additional charges against cost of revenue.

Net Loss per Share

Basic net loss per share is computed using the weighted-average number of common shares outstanding during the period. The calculation of basic and diluted net loss per common share is as follows (in thousands, except per share amounts):

	Year Ended
	December 30, 2012	January 1, 2012	January 2, 2011
Net loss	$(17,585)	$(7,497)	$(49,763)

Weighted average shares outstanding	69,701	68,656	56,713

Basic and diluted net loss per share	$(0.25)	$(0.11)	$(0.88)

The following potential common shares have been excluded from the calculation of diluted net loss per share as their effect would have been anti-dilutive (in thousands):

	Year Ended
	December 30, 2012	January 1, 2012	January 2, 2011
Anti-dilutive securities:
Warrants to purchase common stock	7,800	4,280	341
Weighted average restricted stock and restricted stock units	205	553	1,064
Weighted average options to purchase common stock	13,777	11,333	8,590

	21,782	16,166	9,995

Income Taxes

The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. In accordance with authoritative guidance, the Company recognizes liabilities for uncertain tax positions based on the two-step process prescribed within the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

Recent Accounting Pronouncements

In January 2010, the FASB issued updated guidance related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity should disclose separately information about purchases, sales, issuances and settlements (that is, on a gross basis rather than one net number). The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The updated guidance is effective for interim or annual financial reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of the updated guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2011, the Financial Accounting Standards Board (FASB) issued updated accounting guidance to amend existing requirements for fair value measurements and disclosures. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in shareholders’ equity. The guidance is effective for annual and interim periods beginning after December 15, 2011. The Company does not have any Level 3 financial instruments and, therefore, the implementation of this guidance did not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued guidance concerning the presentation of Comprehensive Income in the financial statements. Entities will have the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate, but consecutive statements. The disclosure requirements are effective for annual and interim periods beginning after December 15, 2011 and should be retrospectively applied. The implementation of this guidance has not had any impact on the Company’s consolidated financial position, results of operations or cash flows.

There has been no accounting pronouncement issued during fiscal 2012 that is expected to affect the Company.

Note 2—Operating Asset Impairments

For the quarter ended October 3, 2010, the Company recorded impairment charges totaling $21.4 million of which $8.6 million related to goodwill and $12.8 million related to other intangible assets.

The Company tests goodwill for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company’s single reporting unit below its carrying value. The Company issued financial guidance for the third quarter 2010 period and announced a company-wide restructuring to better align the Company’s overhead structure with lower expected revenues and subsequently experienced a sustained decline during the quarter ended October 3, 2010 in market capitalization. Based on these indicators of potential impairment, the Company completed an impairment analysis of its goodwill as of October 3, 2010.

The Company performed the first step of the two-step impairment test and compared the fair value of the Company as a single reporting unit to its carrying value. Consistent with the Company’s approach in its annual impairment testing, in assessing the fair value of the reporting unit, the Company considered both the market approach and income approach. Under the market approach, the fair value of the reporting unit is based on quoted stock price on the NASDAQ, the number of shares outstanding for the Company’s common stock and an estimated control premium. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows. The income approach is dependent on a number of significant management assumptions including estimates of revenue and operating expenses, product penetration, growth and discount rates. Due to current market conditions and the number of significant assumptions required, the Company used the market approach. The market approach was lower, but both valuation approaches determined that the fair value was less than the carrying value of the net assets and, therefore, the Company performed step two of the impairment test.

In step two of the impairment test, the Company determined the implied fair value of the goodwill and compared it to the carrying value of the goodwill. The Company allocated the fair value of the reporting unit to all of its assets and liabilities as if the reporting unit had been acquired in a business combination and the fair value of the mainline reporting unit was the price paid to acquire the reporting unit. The Company determined fair value of the single reporting unit using discounted cash flows. The weighted average cost of capital used in the impairment was 25.4% with perpetual growth rate of 3%. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The Company’s step two analysis resulted in no implied fair value of goodwill, and therefore, the Company recognized an impairment charge of $8.6 million, representing a write off of the entire amount of the Company’s previously recorded goodwill.

In addition, as part of and in conjunction with the impairment test, the Company determined that the carrying values of certain intangible assets were less than their fair values. Accordingly, the Company recorded a non-cash intangible asset impairment charge of $12.8 million as of October 3, 2010. The fair value calculation that leads to the impairment of the existing technology and customer relationship intangibles of $10.3 million was determined using a discounted cash flow method. The weighted average cost of capital used in the impairment was 25.4% with no perpetual growth rate. The Company also impaired the remaining $2.5 million of IPR&D related to the gateway line of business under the Conexant BBA product line that was acquired in August 2009, since it was determined to have no alternative use and was therefore abandoned.

Information regarding the nonrecurring fair value measurements completed during the quarter ended October 3, 2010 was (in thousands):

		Fair Value Measurement Using*
	Fair Value as of Measurement Date	Level 1	Level 2	Level 3	Impairment Charge
Goodwill	$—	$—	$—	$—	$8,633

Existing technology	$3,834	$—	$—	$3,834	$4,927
Customer relationships	1,458	—	—	1,458	5,343
In-process research and development	1,435	—	—	1,435	2,475

	$6,727	$—	$—	$6,727	$12,745

*	Note 3—See Cash and Cash Equivalents, Investments and Fair Value Measurements for explanation of Levels 1, 2, and 3.

When the Company acquired the Conexant BBA product line in August 2009, it assigned a value of $4.9 million to IPR&D. IPR&D comprised effectively two projects that were in process as of the acquisition date. The two projects were next generation VDSL solutions, one for the access line of business and the other for the gateway line. After reviewing the two projects, it was determined that further development of the access project was not necessary for product development, had no alternative use and was abandoned. Accordingly, the Company recorded an operating asset impairment charge of $2.5 million for the year ended January 3, 2010.

No additional impairments were recorded during the fiscal years ended December 30, 2012 and January 1, 2012.

The changes in the carrying value of goodwill were as follows (in thousands):

Goodwill as of December 28, 2008	$—
Acquisition of BBA Product Line	8,633

Goodwill as of January 3, 2010	8,633
Impairment	(8,633)

Goodwill as of January 2, 2011 and January 1, 2012	$—

Note 3—Cash and Cash Equivalents, Investments and Fair Value Measurements

Cash and cash equivalents include cash and money market securities for which quoted active prices are available. The Company considers all highly liquid investments with a maturity of 90 or fewer days at the date of purchase to be cash equivalents. The Company held money market funds of $2.0 million and $12.0 million as of December 30, 2012 and January 1, 2012, respectively. The investments in money market funds are included in cash equivalents based on their original maturity.

As of December 30, 2012, the Company’s short-term investments consisted solely of certificates of deposit. As of January 1, 2012, the Company had no short-term investments or marketable securities. During the first quarter of 2011, the Company sold its auction rate securities for $2.0 million and recognized a gain of $1.3 million. The Company invested the $2.0 million of proceeds in money market funds. Money market funds are considered cash equivalents and are included in cash and cash equivalents on the balance sheet.

The following is a summary of the Company’s investments as of December 30, 2012 (in thousands):

	Cost	Gross Unrealized Gain	Estimated Fair Value
Certificates of deposit	$2,785	$—	$2,785

There were no unrealized losses on investments aggregated by category as of December 30, 2012.

Marketable securities have been classified as available-for-sale as of the balance sheet date and have been reported at fair value with unrealized gains and losses reported as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity, net of tax. Realized gains and losses and other-than-temporary declines in value, if any, on available-for-sale securities are reported in other income or expense as incurred. Estimated fair values were determined for each individual security in the investment portfolio. The declines in value of these investments are primarily related to changes in interest rates and are considered to be temporary in nature.

As of January 2, 2011, the Company had an investment portfolio consisting of auction rate securities. The Company found a market outside the auction process for its auction rate securities. The auction rate securities had a book value of $0.7 million and face value of $5.0 million. The Company reviewed the marketability of its auction rate securities and received a quoted price of $2.0 million. Accordingly, as of January 2, 2011 the Company reclassified the securities from other assets to short-term investments on the balance sheet and assigned a fair market value of $2.0 million. The Company recorded the $1.3 million difference between its book value of $0.7 million and the market value of $2.0 million as accumulated other comprehensive income on the Balance Sheet. As discussed above, on January 31, 2011 the auction rate securities were sold for $2.0 million. The Company recognized $1.3 million as a gain on sale of marketable securities in the first quarter of 2011.

Fair Value Measurements

Fair value is an exit price which represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: observable inputs such as quoted prices in active markets (Level 1); inputs other than the quoted prices in active markets that are observable either directly or indirectly (Level 2); and unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions (Level 3). This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets, mainly comprised of marketable securities, at fair value.

The Company’s cash and investment instruments at December 30, 2012 and January 1, 2012 are classified within Levels 1 and 2 of the fair value hierarchy, respectively. The types of Level 1 instruments, valued based on quoted market prices in active markets, include money market securities. Level 2 types of instruments consist of short-term certificates of deposit. The investments are not traded on an open market, but reside within a bank. The certificates of deposit are highly liquid and have maturities of less than one year. Due to their short-term maturities, the Company has determined that the fair value of these instruments is their face value. Level 3 types of instruments are valued based on unobservable inputs in which there is little or no market data, and which require the Company to develop its own assumptions. The fair value hierarchy of the Company’s marketable securities as of September 30, 2012 and January 1, 2012 was (in thousands):

	December 30, 2012
	Level 1	Level 2	Level 3	Total
Money market funds	$2,006	$—	$—	$2,006
Certificates of deposit	—	2,785	—	2,785

	$2,006	$2,785	$—	$4,791

	January 1, 2012
	Level 1	Level 2	Level 3	Total
Money market funds	$12,000	$—	$—	$12,000

There were no Level 3 securities during 2012 or 2011.

Note 4—Allowance for Doubtful Accounts

The following table summarizes the activity related to the allowance for doubtful accounts (in thousands):

	Balance at Beginning of Year	Charged (Released) to Expenses	Write-Offs	Balance at End of Year
2012	$73	$134	$—	$207
2011	72	106	(105)	73
2010	10	354	(292)	72

Note 5—Inventory

Inventory consisted of the following (in thousands):

	December 30, 2012	January 1, 2012
Finished goods	$5,910	$8,036
Work-in-process	—	1,235
Purchased parts and raw materials	2,212	203

	$8,122	$9,474

During 2012, the Company transitioned a majority of its day-to-day supply chain management, production test engineering and production quality engineering functions (Master Services) to eSilicon Corporation (eSilicon) under a master services and supply agreement (Service Agreement). Pursuant to the Service Agreement, the Company places orders for its finished goods products with eSilicon, who, in turn, contracts with wafer foundries and the assembly and test subcontractors and manages these operational functions for Ikanos on a day-to-day level. During the first half of 2012, the Company began the transition of these Master Services to eSilicon and establishing clear lines of communications among the Company, eSilicon, the wafer foundries and the assembly and test subcontractors. As of the end of fiscal year 2012, the Company has completed the transition of Master Services to eSilicon.

As part of its Services Agreement, the Company has transferred ownership of certain work-in-process and raw material inventory to the service provider as prepayment for the future delivery of finished goods inventory. In addition, the Company has prepaid for certain wafers purchased by the service provider on behalf of the Company. Prepayments under the arrangement are currently $2.7 million at December 30, 2012 and none at January 1, 2012. The prepayments are classified in prepaid expenses and other current assets.

Note 6—Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 30, 2012	January 1, 2012
Machinery and equipment	$20,351	$18,207
Software	10,852	8,981
Computer equipment	5,433	4,823
Furniture and fixtures	1,012	866
Leasehold improvements	1,887	1,035
Construction in progress	868	128

	40,403	34,040
Less: Accumulated depreciation and amortization	(31,634)	(27,004)

	$8,769	$7,036

Depreciation expense for property and equipment was $5.3 million, $4.7 million and $4.2 million for the years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively.

Note 7—Purchased Intangible Assets

The carrying amount of intangible assets is as follows (in thousands):

	December 30, 2012			Useful Life (Years)
	Gross Carrying Amount	Accumulated Amortization	Net Amount
Existing technology	$14,825	$(13,629)	$1,196	3
Customer relationships	8,216	(7,883)	333	4

	$23,041	$(21,512)	$1,529

	January 1, 2012			Useful Life (Years)
	Gross Carrying Amount	Accumulated Amortization	Net Amount
Existing technology	$13,390	$(12,057)	$1,333	3
Customer relationships	8,216	(7,382)	834	4
In-process research and development	1,435	—	1,435	*

	$23,041	$(19,439)	$3,602

*	Technical feasibility of IPR&D had not been reached as of January 1, 2012.

The Company determined that technical feasibility of its in-process research and development (IPR&D) was achieved during the fiscal third quarter of 2012. Effective July 2, 2012, the IPR&D carrying amount of $1.4 million was transferred to and included in the category Existing technology and is being amortized over three years. The Company had no additional IPR&D as of December 30, 2012.

The amortization of technology is charged to cost of revenue and the amortization of customer relationships is charged to selling, general and administrative. For the years ended December 30, 2012, January 1, 2012 and January 2, 2011, the amortization of intangible assets was $2.1 million, $2.5 million and $6.5 million, respectively. During the years ended December 30, 2012 and January 1, 2012 there was no intangible asset impairment charge. During the year ended January 2, 2011 there was an intangible asset impairment charge of $12.8 million. The estimated future amortization of purchased intangible assets as of December 30, 2012 is $0.8 million in 2013, $0.5 million in 2014 and $0.2 million in 2015.

Note 8—Loan and Security Agreement

On January 14, 2011, the Company entered into a Loan and Security Agreement (Loan Agreement) with Silicon Valley Bank (SVB) under which SVB shall make advances under a revolving line of credit (Revolving Line) of up to $15.0 million, subject to certain restrictions. Advances under the Loan Agreement may be used solely for working capital purposes. Borrowings, if any, under the Loan Agreement bear interest at the greater of the SVB Prime Rate or 4.00% plus 50 basis points. The Revolving Line is collateralized by a first priority perfected lien on, and pledge of, all of the Company’s present and future property and assets. The original Loan Agreement had a maturity date of January 14, 2013. Interest accrues at 0.50% on the average unused portion of the Revolving Line. The Loan Agreement contains customary negative covenants for facilities of this type that restrict among other things, the Company’s ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. The Loan Agreement has three financial covenants related to EBITDA (Earnings before Interest, Tax, Depreciation and Amortization), adjusted quick ratio (cash, cash equivalents and short-term investments and accounts receivable divided by current liabilities, net of deferred revenue) and cash held by SVB all of which as defined in the Loan Agreement.

On April 12, 2012, the Loan Agreement was amended and, among other technical changes, extended the maturity date to April 14, 2013 and amended the financial covenants to reflect current business circumstances.

Minimum required EBITDA was reduced by at least $2.0 million for each quarter and the adjusted quick ratio was increased from 1.2 to 1.3. The Company is in compliance with all of the financial covenants as of December 30, 2012.

On September 19, 2012, the Company took a $5.0 million advance against the Revolving Line for working capital purposes. The advance was repaid on November 15, 2012. On December 15, 2012, the Company took an additional advance of $5.0 million. Interest on advances against the line is equal to 4.5% as of December 30, 2012 and is payable monthly. The Company may prepay the advances under the Revolving Line in whole or in part at any time without premium or penalty.

On February 19, 2013, the Company amended the Loan Agreement. See Note 17—Subsequent Event.

Note 9—Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 30, 2012	January 1, 2012
Accrued compensation and related benefits	$3,733	$2,717
Deferred revenue	2,926	679
Accrued rebates	1,936	1,206
Deferred rent	1,228	1,074
Warranty accrual	272	602
Accrued royalties	921	510
Restructuring	—	218
Other accrued liabilities	2,672	3,728

	$13,688	$10,734

The following table summarizes the activity related to the warranty accrual (in thousands):

	December 30, 2012	January 1, 2012
Balance at beginning of year	$602	$895
Provision	(320)	196
Usage	(10)	(489)

Balance at end of year	$272	$602

Note 10—Restructuring Charges

In an effort to align the Company’s operating expenses to its projected revenue forecast, on January 30, 2012 the Board of Directors approved and management initiated a corporate restructuring plan that included a reduction in force of approximately 15%. Employees were notified on February 1 and 2, 2012 of their planned terminations.

During the first quarter of 2010, the Company implemented a plan to restructure its work force and reduce its cost structure after its acquisition of the BBA product line. Subsequently, during the third quarter of 2010, the Company implemented a restructuring plan in order to better align its operating expenses with its revised revenue forecast and to reallocate sufficient engineering resources to the continued development of its broadband technology and products. In addition, the Company closed three overseas offices. Total restructuring costs for 2010 amounted to $5.8 million of which $4.7 million related to severance costs, $0.4 million to facilities and $0.7 million to software tools.

As of December 30, 2012, the Company has completed its restructuring activities.

A summary of the Company’s restructuring activities is as follows (in thousands):

	Severance and Benefits	Excess Facilities	Software Tools	Total
Balance as of January 3, 2010	$298	$—	$—	$298
Restructuring charges	4,652	449	693	5,794
Cash payments	(4,386)	(95)	(256)	(4,737)
Other non-cash adjustments *	(111)	(203)	—	(314)

Balance as of January 2, 2011	453	151	437	1,041
Restructuring charges	47	—	—	47
Cash payments	(486)	(9)	(219)	(714)
Other non-cash adjustments *	(14)	(142)	—	(156)

Balance as of January 1, 2012	—	—	218	218
Restructuring charges	1,092	—	—	1,092
Adjustments to provision	(30)	—	—	(30)
Cash payments	(1,062)	—	(218)	(1,280)

Balance as of December 30, 2012	$—	$—	$—	$—

*	Non-cash adjustments relate to stock-based compensation expense and fixed asset dispositions.

Note 11—Tallwood Investment

During 2009, in order to facilitate the BBA acquisition, the Company negotiated a $42.0 million cash investment by Tallwood III, L.P. Tallwood III Annex, L.P. and certain of their affiliates (collectively, the Tallwood Investors) pursuant to which the Company sold to the Tallwood Investors (i) 24.0 million shares of Ikanos common stock, par value $0.001 per share (the Common Stock), and (ii) warrants to purchase up to 7.8 million shares of Common Stock (the Warrants). The transaction was completed on August 24, 2009, and the purchase price of each share of Common Stock and the exercise price of each warrant to purchase a share of Common Stock under the securities purchase agreement was $1.75. In addition, the Company issued to the Tallwood Investors one share (the “Voting Share”) of Series A Preferred Stock, which provides the Tallwood Investors certain voting rights solely with respect to election of a minority of the members of the Board of Directors but does not share in the economics of Ikanos. The 24.0 million shares of Common Stock, Warrants and the Voting Share collectively are referred to as the Tallwood Investment.

The net proceeds for the Tallwood Investment were $38.8 million after capitalizing transaction-related costs of $3.2 million. The $3.2 million in transaction related costs consisted of investment banker, legal and accounting fees.

The value attributed to the Warrants was $7.6 million and was estimated as of August 24, 2009 using the Black-Scholes option pricing model with the assumptions of an expected volatility of 62.5%, expected term of five years, no expected dividends and a risk free interest rate of 2.5%. The expected volatility is based on a blend of the volatility of the Company’s peer group in the industry in which it does business and the Company’s historical volatility. The expected term is five years which is equal to the life of the Warrants. The risk free interest rate is the yield on zero-coupon U.S. treasury securities for a period that is commensurate with the expected term assumption.

Assuming the exercise of the Warrants and the shares outstanding as of January 3, 2010, the Tallwood Investors would own 51% of the Company’s outstanding common stock post-closing. However, through the Stockholder Agreement between the Company and the Tallwood Investors dated April 21, 2009, the Tallwood Investors have agreed (a) to vote for all non-Tallwood directors in the same proportion as other stockholders of the Company; (b) that to the extent they hold shares in excess of 35% of the total outstanding common stock, they will vote the excess shares in the same proportion as shares voted by non-Tallwood stockholders; and (c) for certain matters requiring a separate vote of the stockholders who control the single Series A Preferred share issued to the Tallwood Investors, they will delegate their proxy to vote those shares to the non-Tallwood directors.

In November 2010 Tallwood participated in the Company’s stock issuance (see Note 12 below) and purchased an additional 5.6 million shares. Assuming the exercise of the Warrants and the shares outstanding as of December 30, 2012, the Tallwood Investors would own 48% of the Company’s outstanding common stock. Subsequent to this purchase, the voting restrictions discussed in the prior paragraph still remain in effect.

Note 12—Equity Plans and Related Equity Activity

Common Stock Issuance

On October 25, 2010, the Company filed with the SEC a shelf registration statement on Form S-3 which was declared effective on November 1, 2010. Under this registration statement the Company may offer and sell from time to time in one or more public offerings up to $30.0 million of common stock and warrants or any combination thereof. In November and December 2010, the Company sold a total of 12.8 million shares of our common stock resulting in net proceeds of $12.5 million after deducting underwriting discount and offering expenses of $1.0 million.

Common Stock Reserved

As of December 30, 2012, the Company has reserved 26.1 million shares of common stock for future issuance under its various stock plans.

1999 Stock Plan

In September 1999, the Company adopted the 1999 Stock Plan (1999 Plan). Options under the 1999 Plan were granted at a price equal to the fair market value of the stock at the date of grant, as determined by the Board of Directors and terminate ten years after the date of grant. Upon completion of the Company’s initial public offering, the 1999 Plan was terminated and no shares are available for future issuance under the 1999 Plan. As of December 31, 2012, the Company had thirty-two thousand options outstanding under the 1999 Plan.

2004 Equity Incentive Plan

In September 2005, the Company adopted the 2004 Equity Incentive Plan (2004 Plan) upon the closing of its initial public offering. The 2004 Plan allows for the issuance of incentive and nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, deferred stock units, performance units and performance shares to the Company’s employees, directors and consultants. Options generally vest over four years at a rate of 25% on the first anniversary of the grant date and 6.25% quarterly thereafter. Generally, options terminate seven years after the date of grant and are non-statutory stock options. Restricted stock units represent the right to receive shares of common stock in the future, with the right to future delivery of the shares subject to a risk of forfeiture or other restrictions that will lapse upon satisfaction of specified conditions. Awards of restricted stock units generally vest over a four year period.

The 2004 Plan provides for the automatic grant of non-statutory stock options to our non-employee directors. Each non-employee director appointed to the board will receive an initial option to purchase 45,000 shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. Initial option grants shall vest at the rate of one third of the shares on the first anniversary of the date of grant and as to 1/12th of the shares each quarter thereafter, subject to the director’s continuing to serve as a director on each vesting date. In addition, non-employee directors will receive a subsequent option to purchase shares on the date of each annual meeting of our stockholders at the following rate: 10,000 shares for Board members with one year of service; 15,000 shares for Board members with two years of service; 20,000 shares for board members with three years of service; and 25,000 shares for board members with four or more years of service. These subsequent option grants shall vest as to 1/12th of the shares each month following the date of grant, subject to the director’s continuing to serve as a director on each vesting date. All options granted under these automatic grant provisions have a term of seven years and an exercise price equal to the fair market value of our common stock on the date of grant.

On December 11, 2012, the 2004 Plan was amended and restated to provide for the granting of restricted stock to each non-employee member of the Board of Directors. Under the terms of the Non-Employee Director Restricted Stock Agreement, each non- employee received 9,000 shares of restricted stock fully vested on the date of grant, December 11, 2012. Each recipient was bound under the terms of the agreement not to sell and shares of stock at a time when applicable laws, Company policies or any agreement between the Company and its underwriters prohibit a sale.

The 2004 Plan provides for an annual increase to the shares authorized under the plan on the first day of the Company’s fiscal year beginning in 2006, equal to the least of (i) 4.4% of the Company’s outstanding shares of common stock on such date, (ii) 3.0 million shares or (iii) an amount determined by the Board of the Directors. The shares may be authorized, but unissued or reacquired common stock. In addition, in August 2009, our stockholders approved an amendment and restatement of the 2004 Plan and increased the number of shares reserved for issuance under the 2004 Plan by 5.5 million shares in connection with the BBA acquisition. In June 2011 the Stockholders approved an amendment and restatement of the 2004 Plan and increased the number of shares reserved under the Plan by 4.0 million shares to have a sufficient number of shares available to provide employees, consultants and directors with equity awards. As of December 30, 2012, the Company had 17.1 million options and awards outstanding and 6.3 million options and awards available for future grant under the 2004 plan.

2004 Employee Stock Purchase Plan

In September 2005, the Company adopted the 2004 Employee Stock Purchase Plan (ESPP), upon the closing of its initial public offering. As of December 30, 2012, the Company had 2.5 million shares available for grant under the ESPP. All of the Company’s employees, with the exception of employees located in China, are eligible to participate if they are employed by Ikanos or any participating subsidiary for at least 20 hours per week. The Company’s 2004 ESPP is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year. On the first day of the Company’s fiscal year starting in 2005 and ending in 2014, the number of authorized shares under the ESPP will be increased by the lesser of (i) 2.5% of the Company’s outstanding shares of common stock on such date, (ii) 1.5 million shares or (iii) an amount determined by the Board of the Directors.

Doradus 2004 Amended and Restated Stock Option Plan

In August 2006, in connection with Doradus acquisition, the Company assumed Doradus’ 2004 Amended and Restated Stock Option Plan (Doradus Plan). Each unvested option to acquire shares of Doradus common stock outstanding under the Doradus Plan immediately prior to the closing date was converted into the right to acquire 0.079365 shares of Ikanos common stock. As of December 30, 2012, the Company has reserved no shares of its common stock for options outstanding and approximately 0.1 million shares for future issuance. Options granted under the Doradus Plan may be incentive stock options or non-statutory stock options. Options generally vest at a rate of 25% on the first anniversary of the grant date and 1/12th per quarter thereafter and terminate ten years after the date of grant.

Stock Option Agreement for Omid Tahernia

In June 2012, the Company adopted a stand-alone Stock Option Agreement for Omid Tahernia, under which 2,100,000 shares of the Company’s common stock have been reserved for issuance to the Company’s CEO, Omid Tahernia, in connection with his employment with the Company beginning in June 2012. The Stock Option Agreement and related stock option grant were granted outside of the Ikanos Amended and Restated 2004 Equity Incentive Plan and without stockholder approval pursuant to NASDAQ Marketplace Rule 4350(i)(1)(A). The Company granted an option (Option) to purchase its common stock as an inducement to Mr. Tahernia to accept employment with the Company. The terms and conditions of the grant were included in his offer letter dated May 31, 2012 (Offer Letter). The grant included among other items the following terms: the option has been classified as a non-qualified stock option; has an exercise price equal to $0.89 (the fair market value on the grant date); and has a seven year term.

With respect to 1,500,000 shares subject to the Option (Time-Based Option Shares), 25% of such Shares shall vest twelve months from the June 11, 2012 (Vesting Commencement Date) on the same day of the month as the Vesting Commencement Date and 6.25% of the Shares subject to the Option shall vest each quarter thereafter on the same day of the month as the Vesting Commencement Date, subject to Mr. Tahernia’s continuing to be an employee of the Company through each such date, such that all 1,500,000 Shares shall have completely vested on the four year anniversary of the Vesting Commencement Date, unless that date falls on a non-business date, in which case the next business date shall apply.

With respect to the remaining 600,000 shares subject to the Option (“Performance-Based Option Shares”), (i) 300,000 shares begin vesting when the average closing stock price of the Company’s common stock on the Nasdaq Stock Market over any period of twenty (20) consecutive trading days reaches $2.50; and (ii) the remaining 300,000 shares begin vesting when the average closing stock price of the Company’s common stock on the Nasdaq Stock Market over any period of twenty (20) consecutive trading days reaches $3.50. The Performance-Based Option Shares will vest in equal quarterly installments over the one year period after the respective stock price target is achieved, subject to Mr. Tahernia’s continued employment. The Performance-Based Option Shares were valued using the Monte Carlo model to simulate future stock price movements in order to determine the fair values of a performance option grant. The simulations account for the vesting and exercise provisions of the grant.

Vesting and price targets are subject to certain acceleration if the Company should terminate Mr. Tahernia’s employment without Cause or if Mr. Tahernia should terminate his employment for Good Reason as defined in the Offer Letter.

Stock-Based Compensation

Stock-based compensation expense related to all stock-based compensation awards was $2.9 million, $3.2 million, and $3.4 million for the years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively.

As of December 30, 2012, there was $9.5 million of total unrecognized stock-based compensation expense related to unvested share-based compensation arrangements. That expense is expected to be recognized over a weighted-average period of 3.0 years.

Summary of Assumptions for Stock Options and ESPP

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table.

	2012	2011	2010
Option Grants:
Expected volatility	62-63%	63-65%	62-66%
Expected dividends	—	—	—
Expected term of options (in years)	3.8-4.6	3.8-4.6	3.3-4.6
Risk-free interest rate	0.6-0.9%	0.8-2.0%	1.0-2.4%
ESPP:
Expected volatility	52.70%	60-89%	60-85%
Expected dividends	—	—	—
Expected term of ESPP (in years)	0.5-2.0	0.5-2.0	0.5-2.0
Risk-free interest rate	0.2-0.3%	0.1-0.6%	0.2-1.1%

Expected volatility: The expected volatility is based on a blend of the volatility of the Company’s peer group in the industry in which it does business and the Company’s historical volatility.

Expected term: The expected term is based on several factors including historical observations of employee exercise patterns during the Company’s history, peer company employee exercise behavior and expectations of employee exercise behavior in the future giving consideration to the contractual terms of the stock-based awards. The expected term of options granted is derived from the average midpoint between vesting and the contractual term.

Risk-free interest rate: The yield on zero-coupon U.S. treasury securities for a period that is commensurate with the expected term assumption for each group of employees is used as the risk-free interest rate.

Pre-vesting forfeitures: Estimates of pre-vesting option forfeitures are based on Company experience and industry trends. The Company will adjust its estimate of forfeitures over the requisite service period based on the extent to which actual forfeitures differ.

Equity Plan Activity

A summary of option activity is presented below (in thousands, except per share):

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2012	12,498	$1.54
Granted	6,980	1.00
Exercised	(80)	1.18
Forfeited or expired	(2,259)	1.46

Outstanding at December 30, 2012	17,139	$1.33	5.55	$2

Exercisable at December 30, 2012	5,443	$1.72	4.60	$1

The weighted average grant date fair value of options granted during the years ended December 30, 2012, January 1, 2012, and January 2, 2011 was $0.46, $0.64, and $0.85, respectively. The total intrinsic value of options exercised during the years ended December 30, 2012, January 1, 2012 and January 3, 2010 was insignificant.

The following table summarizes information about stock options as of December 30, 2012 (in thousands, except per share):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted- Average Remaining Contractual Term (Years)	Weighted Average Exercise Price per Share	Number of Options	Weighted Average Exercise Price per Share
$0.72 to $0.89	5,120	6.5	$0.87	107	$0.78
$0.94 to $1.27	6,492	5.4	1.21	2,343	1.21
$1.30 to $1.82	4,488	5.0	1.62	2,199	1.73
$1.88 to $15.24	1,039	4.2	3.08	794	3.28

	17,139	5.6	1.33	5,443	1.72

Restricted Stock Units

A summary of our restricted stock unit activity is presented below (in thousands):

	Shares	Weighted- Average Grant Date Fair Value Per Share
Restricted stock units outstanding at January 1, 2012	52	$1.82
Granted	54	1.39
Vested	(74)	1.80
Forfeited	(9)	1.87

Restricted stock units outstanding at December 30, 2012	23	1.52

The weighted average grant date fair value per restricted stock units granted was $1.39 and $2.54 during the years ended December 30, 2012 and January 2, 2011, respectively. There were no grants in the year ended January 1, 2012. The total fair values of restricted stock units that vested were $0.1 million, $0.1 million and $0.9 million for the years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively. The restricted stock units have one to four years vesting terms and are scheduled to vest through 2014. Tax related withholdings of restricted stock units totaled $1.1 million during the year ended January 3, 2010. The tax related withholdings of restricted stock units were zero for the year ended December 30, 2012 and insignificant for the years ended December 30, 2012 and January 1, 2012.

Restricted Stock

A summary of restricted stock activity is presented below (in thousands):

	Shares	Weighted- Average Grant Date Fair Value Per Share
Restricted stock outstanding at January 1, 2012	475	$1.69
Granted	—	—
Vested	(190)	1.68
Forfeited	(84)	1.68

Restricted stock outstanding at December 30, 2012	201	1.64

The total fair value of restricted stock that vested was $0.3 million, $0.4 million and $0.3 million during the years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively. The restricted stock has three years vesting terms and is scheduled to vest through 2013.

Disclosures Pertaining to All Stock-Based Award Plans

Cash received from option exercises and ESPP contributions under all share-based payment arrangements was $0.6 million, $0.8 million and $1.2 million for the years ended December 30, 2012, January 1, 2012 and January 2, 2011, respectively. The Company has maintained a full valuation allowance on its deferred tax assets since inception and has not been recognizing excess tax benefits from share-based awards. The Company does not anticipate recognizing excess tax benefits from stock-based payments for the foreseeable future, and the Company believes it would be reasonable to exclude such benefits from deferred tax assets and net loss per common share calculations. Accordingly, the Company did not realize any tax benefits from tax deductions related to share-based payment awards during the years ended December 30, 2012, January 1, 2012, and January 2, 2011.

Note 13—Employee Benefit Plans

The Company has a retirement savings plan, which qualifies as a deferred savings plan under section 401(k) of the Internal Revenue Code. All U.S. employees are eligible to participate in the savings plan and allowed to contribute up to 60% of their total compensation, not to exceed the maximum amount allowed by the applicable statutory prescribed limit. The Company is not required to contribute, nor has it contributed, to the savings plan for any of the periods presented.

Note 14—Commitments and Contingencies

Lease Obligations

The Company leases office facilities, equipment and software under non-cancelable operating leases with various expiration dates through 2018. Rent expense for the years ended December 30, 2012, January 1, 2012 and January 2, 2011 was $2.6 million, $2.4 million, and $2.9 million, respectively. The terms of the facility leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred, but not paid.

Future minimum lease payments as of December 30 under non-cancelable leases with original terms in excess of one year are $2.6 million in 2013; $2.3 million in 2014; $2.0 million in 2015; $1.6 million in 2016; and $1.7 million in 2017 and thereafter.

Purchase Commitments

As of December 30, 2012, the Company had $2.7 million of inventory purchase obligations with various suppliers that are expected to be paid during the first quarter of fiscal year 2013.

Indemnities, Commitments and Guarantees

During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include intellectual property indemnities to the Company’s customers in connection with the sales of its products, indemnities for liabilities associated with the infringement of other parties’ technology based upon the Company’s products, and indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. The Company believes its internal development processes and other policies and practices limit its exposure related to the indemnification provisions of the various agreements that include indemnity provisions. In addition, the Company requires its employees to sign a proprietary information and inventions agreement, which assigns the rights to its employees’ development work to the Company. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable and the amount of the loss can be reasonably estimated, in accordance with authoritative guidance.

In addition, the Company indemnifies its officers and directors under the terms of indemnity agreements entered into with them, as well as pursuant to its certificate of incorporation, bylaws and applicable Delaware law. To date, the Company has not incurred any expenses related to these indemnifications.

Litigation

In November 2006, three putative class action lawsuits were filed in the United States District Court for the Southern District of New York (District Court), against the Company, certain then current and former directors and officers, as well as the lead underwriters for its initial and secondary public offerings. The lawsuits were consolidated and an amended complaint was filed on April 24, 2007. The amended complaint sought unspecified damages for certain alleged misrepresentations and omissions made by the Company in connection with both its initial public offering in September 2005 and its follow-on offering in March 2006. On June 25, 2007, the Company filed motions to dismiss the amended complaint, and on March 10, 2008, the District Court dismissed the case with prejudice. On March 25, 2008, plaintiffs filed a motion for reconsideration, and on June 12, 2008, the District Court denied the motion for reconsideration. On October 15, 2008, plaintiffs appealed the District Court’s dismissal of the amended complaint and denial of its motion for reconsideration to the United States Court of Appeals for the Second Circuit (Court of Appeals). On September 17, 2009, the Court of Appeals affirmed the District Court’s dismissal of the amended complaint, but vacated its judgment on the motion for reconsideration and remanded the case to the District Court for further proceedings. On June 11, 2010, plaintiffs filed a motion for leave to amend the complaint in the District Court, and on November 23, 2010, the District Court denied the motion. On January 6, 2011, plaintiffs filed a notice of appeal with the Court of Appeals. On May 25, 2012, the Court of Appeals granted plaintiffs’ appeal, finding that their proposed amended complaint succeeded in stating a claim. The case was remanded to the District Court for further proceedings, and on June 19, 2012, plaintiffs filed their Third Amended Class Action Complaint. The parties held a mediation on December 6, 2012 and agreed to a tentative agreement to settle the case, subject to confirmatory discovery and the Court’s approval. However, the Company cannot predict the final outcome of the litigation based on the tentative agreement, and an adverse result could have a material effect on its financial statements.

Additionally, from time to time, the Company is a party to various legal proceedings and claims arising from the normal course of business activities. Based on current available information, the Company does not expect that the ultimate outcome of any currently pending unresolved matters, individually or in the aggregate, will have a material adverse effect on its financial position, results of operations or cash flows.

Note 15—Income Taxes

The components of loss before provisions for income taxes are as follows (in thousands):

	Year Ended
	December 30, 2012	January 1, 2012	January 2, 2011
United States	$(17,501)	$816	$(10,853)
Foreign	930	(7,231)	(39,291)

	$(16,571)	$(6,415)	$(50,144)

The provision for income taxes consists of Federal, state minimum taxes and foreign taxes as follows (in thousands):

	Year Ended
	December 30, 2012	January 1, 2012	January 2, 2011
Current:
Federal	$—	$—	$(11)
State and local	1	6	5
Foreign	935	530	(116)

	936	536	(122)

Deferred—
Federal	—	607	—
Foreign	78	(61)	(259)

	$1,014	$1,082	$(381)

The reconciliation between the provision for (benefit from) income taxes computed by applying the US federal tax rate to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Year Ended
	December 30, 2012	January 1, 2012	January 2, 2011
Provision (benefit) at statutory rate	(35)%	(35)%	(35)%
Difference between statutory rate and foreign effective rate	2	46	27
Change in valuation allowance	30	(1)	8
Gain from sale of inventory to foreign subsidiaries	—	—	2
Subpart F income	4	—	—
Stock-based compensation	2	13	1
Tax credits	—	(16)	(2)
Non-deductible expenses	3	—	—
Withholding Tax	—	10	—

	6%	17%	1%

Deferred income taxes reflect the effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of our deferred tax assets are as follows (in thousands):

	Year Ended
	December 30, 2012	January 1, 2012
Deferred tax assets:
Net operating loss carry forwards	$6,992	$3,603
Depreciation and amortization	270	(144)
Research and development and other credits	3,651	2,617
Accrued reserves and other	4,033	1,005
Stock-based compensation	3,360	2,734
Acquired intangibles	8,772	5,230

	27,078	15,045
Valuation allowance	(24,354)	(14,299)

Asset basis difference	$2,724	$746

Deferred Tax Liability:
Unrepatriated earnings	$(2,662)	$(607)

Realization of deferred tax assets is dependent upon future taxable earnings, the timing and amount of which are uncertain. Due to cumulative losses in earlier years and continued significant amount of loss in most recent year, management believes that it is more likely than not that the majority of its deferred tax assets will not be realizable in future periods. The valuation allowance for deferred tax assets increased by $10.0 million as of December 30, 2012 versus a decrease of $0.6 million as of January 1, 2012. The increase is mainly due to operating losses generated in the current period. The deferred tax assets, valuation allowance and deferred tax liabilities as at December 30, 2012, includes an adjustment of approximately $1.6 million, $3.9 million and $2.3 million, respectively, related to prior periods. This adjustment has no material impact on the reported net deferred tax assets or liabilities. Additionally, the reconciliation of unrecognized tax benefits for the fiscal year ended December 30, 2012, includes approximately $4.0 million related to unrecognized tax benefits that should have been disclosed in the prior years. This adjustment has no impact on the reported net deferred tax assets or liabilities. Management believes that the impact of these errors is not material to any prior years’ financial statements and the impact of correcting these errors in the current year is not material to the full year fiscal 2012 financial statements.

As of December 30, 2012, the Company had net operating loss carryforwards for federal and state of California tax purposes of $12.9 million and $12.3 million respectively. The net operating loss carryforwards will begin to expire beginning in 2030 for federal and 2031 for California, if not utilized. The Company has research and development tax credits of approximately $2.1 million and $1.1 million for federal and California income tax purposes, respectively. If not utilized, the federal credit carry forward will begin to expire in 2029. The California credit can be carried forward indefinitely. As of December 30, 2012, the Company has federal and state capital loss carryforwards for income tax purpose were approximately $3.6 million and $3.6 million, respectively. If not utilized, both the Federal and California capital loss carryforwards will begin to expire in 2014.

On January 2, 2013, the “American Tax Payer Relief Act of 2012” was signed into law. Under this act, the federal research and development credit was retroactively extended for amounts paid or incurred after December 31, 2011 and before January 1, 2014. As a result, the Company expects to record a deferred tax asset of approximately $0.9 million that will be fully offset by a valuation allowance in the first quarter of 2013. This will not have an impact on the income tax provision.

The Company has elected to track the portion of its federal and state net operating loss carry forwards attributable to stock option benefits outside of its financial statements. Therefore, these amounts are no longer included in the Company’s gross or net deferred tax assets. The benefit of these net operating loss carryforwards will only be recorded to equity when they reduce cash taxes payable. The cumulative amounts as of December 30, 2012 are not material for either federal or state tax purposes.

Prior to 2011, the Company did not provide for Federal income tax and withholding taxes for unremitted foreign earnings because the unremitted earnings of its foreign subsidiaries were deemed to be permanently reinvested. Beginning in the fourth quarter of 2011 the Company began to provide for Federal income tax and foreign withholding taxes for the unremitted earnings of foreign subsidiaries because the Company has determined that those funds may no longer be permanently reinvested. Any additional U.S. income taxes will be minimal due to the utilization of NOL carryforwards and foreign tax credits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2012	2011	2010
Balance at beginning of year	$183	$178	$109
Changes for tax positions of current year	640	—	65
Additions for tax positions of prior years	3,968	5	4
(Reduction) for tax position of prior years	(57)	—	—

Balance at end of year	$4,734	$183	$178

The Company has adopted the accounting policy that interest and penalties will be classified within the provision for income taxes. The amount of accrued interest and penalty recorded was $0.1 million as of and for the fiscal year ended December 30, 2012.

The Company does not anticipate any significant changes to its liability for unrecognized tax benefits within twelve months of this reporting date of its unrecognized tax benefits.

The Company’s operations are subject to income and transaction taxes in the United States and in multiple foreign jurisdictions. Significant estimates and judgments are required in determining the Company’s worldwide provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. The ultimate amount of tax liability may be uncertain as a result. The majority of the unrecognized tax benefit is related to gross deferred tax assets, and accordingly, if and when recognized, would not result in a change in Company’s effective tax rate due to the existence of a full valuation allowance. In addition, we recorded additional long term tax liability for certain income tax benefit related to our India subsidiary’s transfer pricing policy. If such tax benefit is recognized, it would result in a change in the Company’s effective tax rate.

During June 2012 the Company was notified by the Internal Revenue Service that it intended to examine the Company’s federal tax filings for the fiscal years 2009 and 2010. In November 2012 the Internal Revenue Service informed the Company that the returns had been accepted as filed. The Company is currently undergoing an income tax audit in India. Otherwise there are no ongoing examinations by income taxing authorities at this time. The Company does not expect any material adjustment to our reserves within the next twelve months. The Company’s tax years starting from 2005 to 2012 remain open in various tax jurisdictions.

Note 16—Significant Customer Information and Segment Reporting

The FASB establishes standards for the manner in which public companies report information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The method for determining the information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

The Company’s chief operating decision-maker is considered to be the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenue by geographic region for purposes of making operating decisions and assessing financial performance. On this basis, the Company is organized and operates in a single segment: the design, development, marketing and sale of semiconductors and integrated firmware.

The following table summarizes revenue by geographic region, based on the country in which the customer headquarters office is located (in thousands):

	December 30, 2012		January 1, 2012		January 2, 2011
Japan	$23,788	19%	$28,560	21%	$29,833	16%
Tunisia	25,461	20	27,006	20	29,003	15
Taiwan	22,708	18	16,073	12	19,101	10
China	15,536	12	15,514	11	27,516	14
Hong Kong	17,548	14	13,847	10	26,145	14
United States	1,274	1	2,484	2	4,575	2
Other	19,633	16	33,108	24	55,504	29

	$125,948	100%	$136,592	100%	$191,677	100%

The Company divides its products into three product families: Broadband DSL, Communications Processors and Other. Broadband DSL consists of the Company’s central office products, DSL modem-only customer premise equipment products and the DSL value of the Company’s integrated devices. Communications Processors includes the Company’s stand-alone processors and the processor-only value of the Company’s integrated devices. Other includes products that do not fall into the other two product families. Revenue by product family is as follows (in thousands):

	December 30, 2012		January 1, 2012		January 2, 2011
Broadband DSL	$72,152	57%	$80,385	59%	$115,723	60%
Communication Processors	41,120	33	39,858	29	45,129	24
Other	12,676	10	16,349	12	30,825	16

	$125,948	100%	$136,592	100%	$191,677	100%

The distribution of long-lived assets (excluding goodwill, intangible assets and other assets) was as follows (in thousands):

	December 30, 2012	January 1, 2012
United States	$8,039	$5,983
Asia, predominantly India	730	1,048
Other	—	5

	$8,769	$7,036

Note 17—Subsequent Event

On February 19, 2013, the Company extended its Revolving Line with SVB through April 14, 2015 and updated the customary affirmative, negative and financial covenants to coincide with its current operating plan. The financial covenants include the following conditions: 1) minimum adjusted quick ratio of 1.0 to 1.0; 2) minimum cash balance held with SVB will be between $8.0 million and $10.0 million dependent on specific quarter requirements; 3) minimum EBITDA between zero and $(9.0) million dependent on specific quarter requirements. Under the facility the Company may borrow up to $15.0 million dependent on a calculated borrowing base. The borrowing base is the maximum of 80% of eligible accounts receivable. Further, when the Company achieves two quarters of positive EBITDA performance, availability shall be increased up to $20.0 million and 25% of eligible inventory may also be included in the borrowing base. Loan provisions are similar to the current arrangements. Interest, depending on the Company’s Asset-Based Threshold, as defined, varies from SVB Prime plus 75 basis points (or LIBOR plus 325 basis points) to SVB Prime plus 175 basis points. The SVB and LIBOR floors are 4.0% and 1.50%, respectively.

SUPPLEMENTARY FINANCIAL DATA

Quarterly Financial Information (Unaudited)

(In thousands)

	Three Months Ended
	April 3, 2011	July 3, 2011	Oct. 2, 2011	Jan. 1, 2012	April 1, 2012	July 1, 2012	Sept. 30, 2012	Dec. 30, 2012
Revenue	$31,672	$34,056	$35,420	$35,443	$30,760	$32,055	$31,375	$31,758
Cost of revenue(a)	15,151	17,647	17,590	15,556	14,653	17,001	16,620	16,476

Gross margin	16,521	16,409	17,830	19,887	16,107	15,054	14,755	15,282

Operating expenses:
Research and development	13,656	14,669	14,402	13,069	14,000	12,842	16,581	14,120
Selling, general and administrative	6,145	5,659	5,528	4,955	4,680	4,648	4,507	5,221
Restructuring charges	47	(156)	—	—	1,092	(30)	—	—

Total operating expenses	19,848	20,172	19,930	18,024	19,772	17,460	21,088	19,341

Income (loss) from operations	(3,327)	(3,763)	(2,100)	1,863	(3,665)	(2,406)	(6,333)	(4,059)
Gain on sale of marketable securities	1,295	—	—	—	—	—	—	—
Interest income and other, net	68	21	(311)	(161)	75	(387)	61	143

Income (loss) before provision for income tax	(1,964)	(3,742)	(2,411)	1,702	(3,590)	(2,793)	(6,272)	(3,916)
Provision for (benefit from) income taxes	99	87	(261)	1,157	115	206	85	608

Net income (loss)	$(2,063)	$(3,829)	$(2,150)	$545	$(3,705)	$(2,999)	$(6,357)	$(4,524)

Net income (loss) per share
Basic	$(0.03)	$(0.06)	$(0.03)	$0.01	$(0.05)	$(0.04)	$(0.09)	$(0.06)

Diluted	$(0.03)	$(0.06)	$(0.03)	$0.01	$(0.05)	$(0.04)	$(0.09)	$(0.06)

Weighted average number of shares
Basic	68,186	68,474	68,807	69,182	69,335	69,543	69,788	70,136

Diluted	68,186	68,474	68,807	69,658	69,335	69,543	69,788	70,136

IKANOS COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands and unaudited)

	June 30, 2013	December 30, 2012
Assets
Current assets:
Cash and cash equivalents	$25,784	$28,391
Short-term investments	1,537	2,785
Accounts receivable	12,091	15,748
Inventory	4,037	8,122
Prepaid expenses and other current assets	4,035	5,892

Total current assets	47,484	60,938
Property and equipment, net	8,925	8,769
Intangible assets, net	1,040	1,529
Other assets	2,482	2,612

	$59,931	$73,848

Liabilities and Stockholders’ Equity
Current liabilities:
Revolving line	$7,500	$5,000
Accounts payable	5,081	5,679
Accrued liabilities	8,532	13,688

Total current liabilities	21,113	24,367
Long-term liabilities	2,459	2,854

	23,572	27,221
Commitments and contingencies (Note 9)
Stockholders’ equity	36,359	46,627

	$59,931	$73,848

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IKANOS COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data, and unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Revenue	$19,115	$32,055	$45,267	$62,815
Cost of revenue	9,813	17,001	22,009	31,654

Gross profit	9,302	15,054	23,258	31,161

Operating expenses:
Research and development	12,599	12,842	26,117	26,842
Selling, general and administrative	4,866	4,648	9,638	9,328
Restructuring	—	(30)	—	1,062

Total operating expenses	17,465	17,460	35,755	37,232

Loss from operations	(8,163)	(2,406)	(12,497)	(6,071)
Interest income and other, net	(442)	(387)	(360)	(312)

Loss before provision for income taxes	(8,605)	(2,793)	(12,857)	(6,383)
Provision for income taxes	68	206	232	321

Net loss	$(8,673)	$(2,999)	$(13,089)	$(6,704)

Basic and diluted net loss per share	$(0.12)	$(0.04)	$(0.18)	$(0.10)

Weighted average number of shares (basic and diluted)	71,182	69,543	70,798	69,439

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IKANOS COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands and unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Net loss	$(8,673)	$(2,999)	$(13,089)	$(6,704)
Other comprehensive loss, net of tax	—	—	—	—

Total comprehensive loss	$(8,673)	$(2,999)	$(13,089)	$(6,704)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IKANOS COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands and unaudited)

	Six Months Ended
	June 30, 2013	July 1, 2012
Cash flows from operating activities:
Net loss	$(13,089)	$(6,704)
Adjustments to reconcile net loss to net cash provided (used in) by operating activities:
Depreciation and amortization	2,222	3,116
Stock-based compensation expense	1,724	1,297
Amortization of intangible assets and acquired technology	489	1,250
Restructuring	—	(30)
Changes in assets and liabilities:
Accounts receivable	3,657	(2,413)
Inventory	4,085	2,100
Prepaid expenses and other assets	1,987	(3,187)
Accounts payable and accrued liabilities	(6,519)	6,358

Net cash provided by (used in) operating activities	(5,444)	1,787

Cash flows from investing activities:
Purchases of property and equipment	(2,008)	(3,687)
Purchases of investments	(825)	—
Maturities and sales of investments	2,073	—

Net cash used in investing activities	(760)	(3,687)

Cash flows from financing activities:
Net proceeds from issuances of common stock and exercise of stock options	1,097	211
Net proceeds from Revolving Line	12,500	—
Net repayments to Revolving Line	(10,000)	—

Net cash provided by financing activities	3,597	211

Net decrease in cash and cash equivalents	(2,607)	(1,689)
Cash and cash equivalents at beginning of period	28,391	34,760

Cash and cash equivalents at end of period	$25,784	$33,071

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IKANOS COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Ikanos and Summary of Significant Accounting Policies

The Company

Ikanos Communications, Inc. (Ikanos or the Company) was incorporated in the State of California in April 1999 and reincorporated in the State of Delaware in September 2005. The Company is a provider of advanced broadband semiconductor and integrated firmware products for the digital home.

The accompanying consolidated financial statements of the Company have been prepared on a basis that assumes the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Liquidity

The Company incurred a net loss of $8.7 million and $13.1 million for the quarter and six months ended June 30, 2013, respectively, and had an accumulated deficit of $308.8 million as of June 30, 2013.

During fiscal 2012, the price of the Company’s common stock fell below the $1.00 NASDAQ market listing requirement. Since that time the price of the Company’s common stock has traded above $1.00 for more than 10 consecutive trading days and is, therefore, not currently subject to delisting. If the price were to fall below the requirement in the future for a specified period of time, the Company would again be subject to delisting and thereby could lose its eligibility for quotation on the NASDAQ Capital Market. Given this and other market conditions, there can be no assurance that, should the Company need additional funds, sufficient debt or equity financing will be available at all or, if available, that such financing will be at terms and conditions acceptable to the Company.

Further, the Company is reliant upon an existing revolving line of credit (Revolving Line) with Silicon Valley Bank (SVB) to help fund its operations. This facility is subject to certain affirmative, negative and financial covenants. On February 19, 2013 these covenants were revised to reflect the Company’s then-current operating plan. The Company was in compliance with all of the covenants contained in the Loan Agreement as of June 30, 2013. However, the Company further amended the Loan Agreement effective August 8, 2013. The August 8, 2013 amendment to the Loan Agreement changed existing financial covenants relating to minimum cash held with SVB and Earnings Before Interest Taxes, Depreciation and Amortization (EBITDA) measurements. Based on the Company’s current forecast for the fiscal third quarter ending September 29, 2013, the Company anticipates that it will be in compliance with the covenants contained in the amended Loan Agreement for the fiscal third quarter. To remain in compliance thereafter, the Company intends to seek additional financing to support its capital requirements and the Company’s ability to remain in compliance with certain loan covenants.

Given current global macroeconomic conditions, the overall competitive climate of the industry the Company operates in, its current business plans, the decline in quarterly revenues, and if its projected revenues decline or operating costs increase, the Company may be unable to maintain compliance with one or more of the covenants in its Loan and Security Agreement (Loan Agreement) with Silicon Valley Bank (SVB). This may require the Company to take other actions to generate adequate cash flows or earnings to ensure continued compliance and fund its future capital requirements. There can be no assurance that the Company will be in compliance with all the covenants in the future, that the Company will be successful in raising additional capital or, if necessary, further amending the Loan Agreement. Should the Company not be successful in achieving these objectives, the Company may be required to renegotiate the covenants with SVB or seek alternative financing arrangements. As a result of the Company’s recurring losses from operations, its accumulated deficit, and the need to raise additional capital to remain in compliance with certain debt covenants and fund its operating and capital requirements there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to the Company’s ability to continue as a going concern.

To achieve consistent profitability, the Company will need to generate and sustain higher revenue, while maintaining cost and expense levels appropriate and necessary for its business. The Company also intends to seek additional financing to support its capital requirements and to remain in compliance with certain loan covenants. The amount and timing of these future capital requirements will depend upon many factors including the Company’s rate of revenue growth, its ability to develop future revenue streams, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of its products. There can be no assurance that sufficient debt or equity financing will be available at all or, if available, that such financing will be at terms and conditions acceptable to the Company. If the Company is unable to secure additional funds it will need to implement significant cost reduction strategies that could limit the Company’s development activities and impact its long-term business plan.

The Company continues to monitor its expected future performance and has the ability and intent to take additional cost reduction actions and enact other restructuring measures, if necessary, including, but not limited to, consolidating locations, reducing capital expenditures, reducing the number of development projects and reducing overall headcount to ensure sufficient profitability and liquidity. There can be no assurance that the Company’s plans will be successful in achieving its objectives or generating the additional savings and earnings contributions necessary to comply with the covenants. Should the Company not be successful in achieving its objectives, the Company may be required to renegotiate the covenants with the lenders, refinance the debt or secure funds through the issuance of additional equity or other similar activities.

The accompanying condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The Company’s fiscal year ends on the Sunday closest to December 31. The Company’s fiscal quarters end on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year, in which case the additional week falls into the fourth quarter of that fiscal year. There are 52 weeks in fiscal year 2013.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP), the rules and regulations of the Securities and Exchange Commission (SEC) and accounting policies consistent with those applied in preparing the Company’s audited annual consolidated financial statements. Certain information and disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted in accordance with these rules and regulations. The information in this report should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in its Annual Report on Form 10-K filed with the SEC on February 28, 2013 (Annual Report).

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary to a fair statement of the Company’s financial position, results of operations and cash flows for the interim periods presented. The operating results for the three and six month periods ended June 30, 2013 are not necessarily indicative of the results that may be expected for the fiscal year ending December 29, 2013 or for any other future period.

Use of Estimates

The preparation of the Company’s unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates, judgments and assumptions. The Company believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to it at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expenses during the periods presented. To the extent that there are material differences between these estimates and actual results, the Company’s financial statements would be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require the Company’s management’s judgment in its application. There are also areas in which the Company’s management’s judgment in selecting any available alternative would not produce a materially different result.

Recent Accounting Pronouncements

There have been no recent accounting pronouncements issued during the first and second fiscal quarters of 2013 that are expected to affect the Company.

Summary of Significant Accounting Policies

The Company’s significant accounting policies are described in Note 1 to its audited Consolidated Financial Statements for the fiscal year ended December 30, 2012 included in its Annual Report. These accounting policies have not significantly changed.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash, cash equivalents, accounts receivable and short-term investments. Cash and cash equivalents are held with a limited number of financial institutions. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits. Management believes that the financial institutions that hold the Company’s deposits are credit worthy and, accordingly, minimal credit risk exists with respect to those deposits. As of June 30, 2013, the Company has short-term investments consisting solely of certificates of deposit. All investments were classified as available-for-sale. The Company does not hold or issue financial instruments for trading purposes.

Credit risk with respect to accounts receivable is concentrated due to the number of large orders placed by a small number of customers recorded in any particular reporting period. Three customers represented 27%, 16% and 14% of accounts receivable at June 30, 2013. Two customers represented 22% and 20% of accounts receivable at December 30, 2012. Four customers accounted for 20%, 12%, 11% and 11% of revenue for the three months ended June 30, 2013. Three customers accounted for 23%, 18% and 10% of revenue for the six months ended June 30, 2013. Four customers accounted for 19%, 15%, 12% and 11% of revenue for the three months ended July 1, 2012. Three customers accounted for 17%, 14% and 11% of revenue for the six months ended July 1, 2012.

In the fiscal second quarter of 2013, the Company derived 20% of its revenue from Sagemcom and an additional 15% of its revenue from two Sagemcom contract manufacturers—Askey Computer Corporation (12%) and Jabil Industrial do Brasil Ltda. (3%). In the first six months of fiscal 2013, the Company derived 23% of its revenue from Sagemcom and an additional 20% of its revenue from two Sagemcom contract manufacturers—Askey Computer Corporation (18%) and Jabil Industrial do Brasil Ltda. (2%).

Concentration of Other Risk

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company’s results of operations are affected by a wide variety of factors, including general economic conditions; economic conditions specific to the semiconductor industry; demand for the Company’s products; the timely introduction of new products; implementation of new manufacturing technologies; manufacturing capacity; the availability of materials and supplies; competition; the ability to safeguard patents and intellectual property in a rapidly evolving market; and reliance on assembly and wafer fabrication subcontractors and on independent distributors and sales representatives. As a result, the Company may experience substantial period-to-period fluctuations in future periods due to the factors mentioned above or other factors.

Net Loss per Share

Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net loss per share if their inclusion is anti-dilutive. The calculation of basic and diluted net loss per share is as follows (in thousands, except per share amounts):

	Three Months Ended		Six Months Ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Net loss	$(8,673)	$(2,999)	$(13,089)	$(6,704)

Weighted average number of shares, basic and diluted outstanding	71,182	69,543	70,798	69,439

Basic and diluted net loss per share	$(0.12)	$(0.04)	$(0.18)	$(0.10)

The following potential common shares have been excluded from the calculation of diluted net loss per share as their effect would have been anti-dilutive (in thousands):

	Three Months Ended		Six Months Ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Anti-dilutive securities:
Warrants to purchase common stock	7,800	7,800	7,800	7,800
Weighted average restricted stock units	201	435	201	430
Weighted-average options to purchase common stock	17,061	11,669	17,126	11,863

	25,062	19,904	25,127	20,093

Note 2—Cash and Cash Equivalents, Investments and Fair Value Measurements

Cash and cash equivalents include cash and money market securities for which quoted active prices are available. The Company considers all highly liquid investments with a maturity of 90 or fewer days at the date of purchase to be cash equivalents. The Company held $2.0 million in money market funds as of both June 30, 2013 and December 30, 2012. The investments in money market funds are included in cash and cash equivalents based on their original maturity.

As of June 30, 2013 and December 30, 2012, the Company’s short-term investments consisted solely of certificates of deposit. The following is a summary of the Company’s short-term investments (in thousands):

	June 30, 2013
	Cost	Gross Unrealized Gain	Estimated Fair Value
Certificates of deposit	$1,537	$—	$1,537

	December 30, 2012
	Cost	Gross Unrealized Gain	Estimated Fair Value
Certificates of deposit	$2,785	$—	$2,785

There was no unrealized loss on investments aggregated by category as of June 30, 2013.

The Company’s money market funds and certificates of deposit are classified as available-for-sale as of the balance sheet date. Due to their short term and relatively risk free nature, the face value of the money market funds and certificates of deposit are considered equivalent to their fair value and, therefore, there are no unrealized gains or losses.

Fair Value Measurements

Fair value is an exit price which represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: observable inputs such as quoted prices in active markets (Level 1); inputs other than the quoted prices in active markets that are observable either directly or indirectly (Level 2); and unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions (Level 3). This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets, mainly comprised of marketable securities, at fair value.

The Company’s cash and investment instruments at June 30, 2013 and December 30, 2012 are classified within Levels 1 and 2 of the fair value hierarchy, respectively. The types of Level 1 instruments, valued based on quoted market prices in active markets, include money market securities. Level 2 types of instruments consist of short-term certificates of deposit. The investments are not traded on an open market, but reside within a bank. The certificates of deposit are highly liquid and have maturities of less than one year. Due to their short-term maturities, the Company has determined that the fair value of these instruments is their face value. Level 3 types of instruments are valued based on unobservable inputs in which there is little or no market data, and which require the Company to develop its own assumptions. The fair value hierarchy of the Company’s marketable securities as of June 30, 2013 and December 30, 2012 was (in thousands):

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Money market funds	$2,007	$—	$—	$2,007
Certificates of deposit	—	1,537	—	1,537

	$2,007	$1,537	$—	$3,544

	December 30, 2012
	Level 1	Level 2	Level 3	Total
Money market funds	$2,006	$—	$—	$2,006
Certificates of deposit	—	2,785	—	2,785

	$2,006	$2,785	$—	$4,791

Note 3—Inventory

Inventory consisted of the following (in thousands):

	June 30, 2013	December 30, 2012
Finished goods	$2,642	$5,910
Purchased parts and raw materials	1,395	2,212

	$4,037	$8,122

The Company has an agreement with eSilicon Corporation (eSilicon) under which a majority of its day-to-day supply chain management, production test engineering and production quality engineering functions (Master Services) have been transferred to eSilicon under a master services and supply agreement (Service Agreement). Pursuant to the Service Agreement, the Company places orders for its finished goods products with eSilicon, who, in turn, contracts with wafer foundries and assembly and test subcontractors and manages these operational functions for the Company on a day-to-day basis.

As part of its Service Agreement, the Company has transferred ownership of certain work-in-process and raw material inventory to eSilicon as prepayment for the future delivery of finished goods inventory. In addition, the Company has prepaid for certain wafers purchased by eSilicon on behalf of the Company. Prepayments under the arrangement are currently $0.7 million as of June 30, 2013 and $2.7 million as of December 30, 2012. The prepayments are classified in prepaid expenses and other current assets. The Company has no work-in-process inventory.

Note 4—Property and Equipment

Property and equipment consisted of the following (in thousands):

	June 30, 2013	December 30, 2012
Machinery and equipment	$22,152	$20,351
Software	11,301	10,852
Computer equipment	5,582	5,433
Furniture and fixtures	988	1,012
Leasehold improvements	1,820	1,887
Construction in progress	813	868

	42,656	40,403
Less: Accumulated depreciation and amortization	(33,731)	(31,634)

	$8,925	$8,769

Depreciation and amortization expense for property and equipment was $1.1 million and $1.7 million for the three months ended June 30, 2013 and July 1, 2012, respectively. Depreciation and amortization expense for property and equipment was $2.2 million and $3.1 million for the six months June 30, 2013 and July 1, 2012, respectively.

Note 5—Purchased Intangible Assets

The carrying value of intangible assets is as follows (in thousands):

	June 30, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Useful life (Years)
Existing technology	$14,825	$(13,868)	$957	3
Customer relationships	8,216	(8,133)	83	4

	$23,041	$(22,001)	$1,040

	December 30, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Useful life (Years)
Existing technology	$14,825	$(13,629)	$1,196	3
Customer relationships	8,216	(7,883)	333	4

	$23,041	$(21,512)	$1,529

For the three months ended June 30, 2013 and July 1, 2012, the amortization of intangible assets was $0.2 million and $0.6 million, respectively. For the six months ended June 30, 2013 and July 1, 2012, the amortization of intangible assets was $0.5 million and $1.3 million, respectively. The estimated future amortization of purchased intangible assets as of June 30, 2013 is $0.3 million for the remainder of 2013, $0.5 million in 2014 and $0.2 in 2015.

Note 6—Loan and Security Agreement

On January 14, 2011, the Company entered into a Loan and Security Agreement (Loan Agreement) with SVB under which SVB agreed to make advances under a revolving line of credit of up to $15.0 million, subject to certain restrictions. Advances under the Loan Agreement may be used solely for working capital purposes. Borrowings, if any, under the Loan Agreement bear interest at the greater of SVB’s prime rate or 4.00% plus 50 basis points. The Loan Agreement provides for a first priority perfected lien on, and pledge of, all of the Company’s present and future property and assets. The Loan Agreement originally had a maturity date of January 14, 2013, but was subsequently extended by the February 19, 2013 amendment. Interest accrues at 0.50% on the average unused portion of the revolving line of credit. The Loan Agreement contains customary negative covenants for facilities of this type that restrict among other things, the Company’s ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. The Loan Agreement has three financial covenants, the first requiring a minimum EBITDA amount, the second requiring a minimum Adjusted Quick Ratio (cash, cash equivalents and short-term investments and accounts receivable divided by current liabilities, net of deferred revenue) and the third requiring a minimum amount of cash held at SVB, all of which are defined in the Loan Agreement.

On April 12, 2012, the Loan Agreement was amended and, among other technical changes, extended the maturity date to April 14, 2013 and amended the financial covenants to reflect then-current business conditions.

On February 19, 2013, the Company and SVB agreed to extend the Loan Agreement through April 14, 2015 and change the financial covenants to coincide with the Company’s then-current operating plan. The financial covenants include the following: 1) a month-end minimum Adjusted Quick Ratio of 1.0:1; 2) a minimum month-end cash balance held with SVB between $8.0 million and $10.0 million; and 3) a minimum quarterly EBITDA amount between zero and $(9.0) million. Under the Loan Agreement, the Company may borrow up to $15.0 million as limited by the borrowing base calculation. The borrowing base is equal to 80% of eligible accounts receivable. Further, when the Company achieves two quarters of positive EBITDA performance, the amount the Company may borrow increases to $20.0 million, although such limit remains subject to the borrowing base calculation, however, 25% of eligible inventory may also be included in the borrowing base at that time. Interest, depending on the Company’s Asset-Based Threshold, as defined, varies from SVB’s prime rate plus 75 basis points (or LIBOR plus 325 basis points) to SVB’s prime rate plus 175 basis points. The SVB prime rate and LIBOR floors are 4.00% and 1.50%, respectively. The Company was in compliance with all of the covenants as of June 30, 2013.

As described in Note 11—Subsequent Event, the Company and SVB amended the Loan Agreement effective August 8, 2013. Based on its current forecast for the fiscal third quarter ending September 29, 2013, the Company anticipates that it will be in compliance with all of the covenants contained in the amended Loan Agreement for the fiscal third quarter. However, the Company intends to seek additional financing to support its future capital requirements and to ensure that it remains in compliance with the covenants thereafter. There can be no assurance that the Company will be in compliance with all of the covenants in the future, that the Company will be successful in raising additional capital or, if necessary, negotiating further amendments to the Loan Agreement.

As of December 30, 2012, the Company had a $5.0 million advance against the Revolving Line for working capital purposes. The advance was repaid on March 5, 2013. On March 25, 2013, the Company drew an additional advance of $5.0 million and repaid the advance on May 10, 2013. On June 24, 2013, the Company drew an additional advance of $7.5 million. Interest on advances against the line is equal to 4.75% as of June 30, 2013 and is payable monthly. The Company may prepay the advances under the revolving line in whole or in part at any time without premium or penalty.

Note 7—Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	June 30, 2013	December 30, 2012
Accrued compensation and related benefits	$2,361	$3,733
Accrued rebates	737	1,936
Deferred rent	1,106	1,228
Deferred revenue	25	2,926
Accrued royalties	630	921
Warranty accrual	270	272
Other accrued liabilities	3,403	2,672

	$8,532	$13,688

The following table summarizes the activity related to warranty (in thousands):

	Six Months Ended
	June 30, 2013	July 1, 2012
Balance, beginning of period	$272	$602
Provision	(2)	(45)
Usage	—	(10)

Balance, end of period	$270	$547

Note 8—Restructuring Charges

There was no restructuring activity during the first six months of fiscal 2013 and no liability as of June 30, 2013.

During the fiscal first quarter of 2012, in an effort to align the Company’s operating expenses to its projected revenue forecast, on January 30, 2012 the Board of Directors approved and management initiated a corporate restructuring plan that included a reduction in force of approximately 15%. Employees were notified on February 1 and 2, 2012 of their planned terminations. The remaining severance and benefit costs were paid in 2012. A summary of the restructuring activity that occurred in the first six months of fiscal 2012 follows (in thousands):

	Severance and Benefits	Software Tools	Total
Balance as of January 2, 2012	$—	$218	$218
Restructuring charges	1,092	—	1,092
Adjustment to provision	(30)	—	(30)
Cash payments	(1,062)	(109)	(1,171)

Balance as of July 1, 2012	$—	$109	$109

Note 9—Commitments and Contingencies

Lease Obligations

The Company leases office facilities, equipment and software under non-cancelable operating leases with various expiration dates through 2018. Rent expense for the three months ended June 30, 2013 and July 1, 2012 was $0.6 million and $0.7 million, respectively. Rent expense for the six months ended June 30, 2013 and July 1, 2012 was $1.2 million and $1.4 million, respectively. The terms of the facility leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred, but not paid. Future minimum lease payments as of June 30, 2013 under non-cancelable leases with original terms in excess of one year are $1.3 million for the remainder of 2013, $2.4 million in 2014, $2.1 million in 2015, $1.6 million in 2016 and $1.8 million in 2017 and thereafter.

Inventory Purchase Commitments

As of June 30, 2013, the Company had $3.1 million of inventory purchase obligations with various suppliers that are expected to be paid during the remainder of fiscal 2013.

Indemnities, Commitments and Guarantees

During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include intellectual property indemnities to the Company’s customers in connection with the sales of its products, indemnities for liabilities associated with the infringement of other parties’ technology based upon the Company’s products, and indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. The Company believes its internal development processes and other policies and practices limit its exposure related to its contractual indemnification provisions. In addition, the Company requires its employees to sign a proprietary information and inventions agreement, which assigns the rights to its employees’ development work to the Company. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable and the amount of the loss can be reasonably estimated.

In addition, the Company indemnifies its officers and directors under the terms of indemnity agreements entered into with them, as well as pursuant to its certificate of incorporation, bylaws and applicable Delaware law. To date, the Company has not incurred any costs under these indemnity agreements or provisions.

Litigation

In November 2006, three putative class action lawsuits were filed in the United States District Court for the Southern District of New York (“District Court”), against the Company, certain then current and former directors and officers, and the lead underwriters for our initial and secondary public offerings. The lawsuits were consolidated and an amended complaint was filed on April 24, 2007. The amended complaint sought unspecified damages for certain alleged misrepresentations and omissions made by the Company in connection with both its initial public offering in September 2005 and its follow-on offering in March 2006. On June 25, 2007, the Company filed motions to dismiss the amended complaint, and on March 10, 2008, the District Court dismissed the case with prejudice. On March 25, 2008, plaintiffs filed a motion for reconsideration, and on June 12, 2008, the District Court denied the motion for reconsideration. On October 15, 2008, plaintiffs appealed the District Court’s dismissal of the amended complaint and denial of its motion for reconsideration to the United States Court of Appeals for the Second Circuit (“Court of Appeals”). On September 17, 2009, the Court of Appeals affirmed the District Court’s dismissal of the amended complaint, but vacated the District Court’s judgment on the motion for reconsideration and remanded the case to the District Court for further proceedings. On June 11, 2010, plaintiffs filed a motion for leave to amend the complaint in the District Court, and on November 23, 2010, the District Court denied the motion. On January 6, 2011, plaintiffs filed a notice of appeal with the Court of Appeals. On May 25, 2012, the Court of Appeals granted plaintiffs’ appeal, finding that their proposed amended complaint succeeded in stating a claim. The case was remanded to the District Court for further proceedings, and on June 19, 2012, plaintiffs filed their Third Amended Class Action Complaint. The parties agreed to mediation and on December 6, 2012 reached a tentative agreement to settle the case. The plaintiffs submitted a motion for preliminary approval of the settlement on February 28, 2013, and on March 25, 2013, the District Court held a conference and granted preliminary approval of the settlement. On July 8, 2013, the District Court entered a final judgment accepting the terms of the settlement, including a dismissal of all claims against the Company. All of the costs and expenses associated with the settlement and the litigation were fully covered by insurance.

Additionally, from time to time, the Company is a party to various legal proceedings and claims arising from the normal course of business activities. Based on current available information, other than as set forth above, the Company does not expect that the ultimate outcome of any currently pending unresolved matters, individually or in the aggregate, will have a material adverse effect on its results of operations, cash flows or financial position.

Note 10—Significant Customer Information and Segment Reporting

The Financial Accounting Standards Board has established standards for the manner in which public companies report information about operating segments in annual and interim financial statements. It also established standards for related disclosures about products and services, geographic areas and major customers. The method for determining the information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

The Company’s chief operating decision maker is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenue by geographic region for purposes of making operating decisions and assessing financial performance. On this basis, the Company is organized and operates in a single segment: the design, development, marketing and sale of semiconductors.

The following table summarizes revenue and percentage of revenue by geographic region, based on the country in which the customer’s headquarters is located (in thousands):

	Three Months Ended				Six Months Ended
	June 30, 2013		July 1, 2012		June 30, 2013		July 1, 2012
France	$3,908	20%	$6,287	20%	$10,367	23%	$11,447	18%
Japan	3,285	17	5,419	17	7,910	18	14,586	23
Taiwan	3,028	16	5,117	16	9,204	20	9,123	15
Germany	2,188	11	1,551	5	3,809	8	3,637	6
Korea	2,039	11	2,127	7	3,965	9	3,017	5
China	904	5	4,278	13	2,798	6	7,751	12
Hong Kong	395	2	5,627	17	1,097	2	10,357	16
United States	548	3	198	1	671	2	477	1
Other	2,820	15	1,451	4	5,446	12	2,420	4

	$19,115	100%	$32,055	100%	$45,267	100%	$62,815	100%

The Company divides its products into three product families: Broadband DSL, Communications Processors and Other. Broadband DSL consists of the Company’s central office products, DSL modem-only customer premise equipment products and the DSL value of the Company’s integrated devices. Communications Processors includes the Company’s stand-alone processors and the processor-only value of the Company’s integrated devices. Other includes products that do not fall into the other two product families. Revenue and percentage of revenue by product family is as follows (in thousands):

	Three Months Ended				Six Months Ended
	June 30, 2013		July 1, 2012		June 30, 2013		July 1, 2012
Broadband DSL	$9,485	50%	$19,116	59%	$22,390	50%	$38,784	62%
Communications Processors	7,845	41	9,860	31	18,670	41	17,568	28
Other	1,785	9	3,079	10	4,207	9	6,463	10

	$19,115	100%	$32,055	100%	$45,267	100%	$62,815	100%

The distribution of long-lived assets (excluding intangible assets and other assets) is as follows (in thousands):

	June 30, 2013	December 30, 2012
United States	$8,355	$8,039
Asia, predominantly India	570	730

	$8,925	$8,769

Note 11—Subsequent Event

On August 8, 2013, the Company and SVB amended the Loan Agreement to change existing financial covenants to coincide with its current operating plan. The financial covenants include the following: 1) a minimum Adjusted Quick Ratio of 1.0:1, tested on a monthly basis, 2) a minimum cash balance to be held with SVB ranging between $10.0 million and $25.0 million, tested on a monthly basis, and 3) a minimum EBITDA amount between zero and $(10.0) million, tested on a quarterly basis. Under the amended Loan Agreement, the Company may borrow up to $15.0 million limited by the borrowing base calculation. The borrowing base is calculated at 80% of eligible accounts receivable, as defined in the amended Loan Agreement. All cash collections will be applied to the outstanding principal balance on a daily basis, but may be borrowed immediately after pay down. Interest is fixed at SVB’s prime rate plus 250 basis points, with a floor of 4.00%.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee		$4,092
NASDAQ Capital Market filing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	Estimated expenses not presently known.

Item 14.	Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article VI of the Registrant’s certificate of incorporation and Article VI of the Registrant’s bylaws provide for indemnification of its directors, officers, employees and other agents to the extent and under the circumstances permitted by the DGCL. The Registrant has also entered into agreements with its directors and executive officers that will require the Registrant, among other things, to indemnify them against certain liabilities arising under federal securities laws, liabilities arising out of the performance of their duties as a director or officer and certain other claims and liabilities. Under these agreements and pursuant to its bylaws, the Registrant has also agreed to advance any expenses (including legal fees) incurred by such director or officer in connection with such claims and liabilities.

Item 15.	Recent Sale of Unregistered Securities

None

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation, as amended on June 7, 2011. Incorporated by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2011.

3.2	Bylaws. Incorporated by reference to Exhibit 3.3 to Amendment No. 1 of the Registrant’s Registration Statement on Form S-1 dated August 6, 2004 (Registration No. 333-116880).

3.3	Certificate of Designation of Series A Preferred Stock. Incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on August 25, 2009.

Exhibit Number	Description

4.1	Form of Registrant’s Common Stock Certificate. Incorporated by reference to Exhibit 4.1 to Amendment No. 1 of the Registrant’s Registration Statement on Form S-1 dated August 6, 2004 (Registration No. 333-116880).

5.1**	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

10.1*	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers. Incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-1 dated June 25, 2004 (Registration No. 333-116880).

10.2*	Amended and Restated 1999 Stock Option Plan and related form agreements there under. Incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on August 16, 2006.

10.3*	Amended and Restated 2004 Equity Incentive Plan. Incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2011.

10.3.1*	Form of Restricted Stock Unit Agreement. Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.2*	Form of Amended and Restated Stock Option Agreement. Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.3*	French Sub-Plan for the Grant of Restricted Stock Units. Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.4*	Form of Restricted Stock Unit Agreement for Employees in France. Incorporated by reference to Exhibit 10.3.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.5*	French Sub-Plan for the Grant of Stock Options. Incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.6*	Form of Stock Option Agreement for Employees in France. Incorporated by reference to Exhibit 10.4.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.7*	India Sub-Plan. Incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.8*	Form of Restricted Stock Unit Agreement For Employees in India. Incorporated by reference to Exhibit 10.5.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.9*	Form of Stock Option Agreement for Employees in India. Incorporated by reference to Exhibit 10.5.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.4*	Amended and Restated 2004 Employee Stock Purchase Plan. Incorporated by reference to Exhibit 10.4 to Amendment No. 6 of the Registrant’s Registration Statement on Form S-1 dated September 1, 2005 (Registration No. 333-116880).

10.4.1*	2004 Employee Stock Purchase Plan as amended dated as of October 22, 2008. Incorporated by reference to Exhibit 10.5 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2008.

10.5	Lease agreement, dated as of February 7, 2006, as amended by the first amendment dated June 26, 2006 and the second amendment dated December 8, 2010, between Registrant and ProLogis, and addenda thereto. Incorporated by reference to Exhibit 10.5 of the Registrant’s Annual Report on Form 10-K filed with the SEC on February 27, 2006.

10.6	Asset Purchase Agreement by and between Ikanos Communications, Inc. and Conexant Systems, Inc. dated as of April 21, 2009. Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on April 24, 2009.

Exhibit Number	Description

10.7	Entry into a Securities Purchase Agreement by and between Ikanos Communications, Inc. and Tallwood III, L.P., Tallwood III Associates, L.P., Tallwood III Partners, L.P., and Tallwood III Annex, L.P. (collectively, “Tallwood”) dated as of April 21, 2009. Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on April 24, 2009.

10.8	Entry into a Stockholder Agreement by and between Ikanos Communications, Inc. and Tallwood dated as of April 21, 2009. Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed with the SEC on April 24, 2009.

10.9*	Offer letter dated as of May 31, 2012 with Omid Tahernia. Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on June 11, 2012.

10.10*	Notice of Stock Option Grant and Stock Option Agreement dated as of June 11, 2012, by and between the Registrant and Mr. Tahernia. Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on June 11, 2012.

10.11*	Ikanos Communications, Inc. Executive Incentive Plan. Incorporated by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012.

21.1	Subsidiaries of the Registrant. Incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K filed with the SEC on February 28, 2013.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2**	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1	Power of Attorney is herein referenced to the signature page of this registration statement.

*	Indicates a management contract or compensatory plan or arrangement.
**	To be filed by amendment.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fremont, State of California, on the 23rd day of August, 2013.

IKANOS COMMUNICATIONS, INC.

By	/s/ Omid Tahernia
Omid Tahernia President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Omid Tahernia and Dennis Bencala, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Omid Tahernia Omid Tahernia	President, Chief Executive Officer (Principal Executive Officer) and Director	August 23, 2013

/s/ Dennis Bencala Dennis Bencala	Chief Financial Officer and Vice President of Finance (Principal Financial and Accounting Officer)	August 23, 2013

/s/ Diosdado P. Banatao Diosdado P. Banatao	Chairman of the Board and Director	August 23, 2013

/s/ Danial Faizullabhoy Danial Faizullabhoy	Director	August 23, 2013

/s/ Frederick M. Lax Frederick M. Lax	Director	August 23, 2013

/s/ George Pavlov George Pavlov	Director	August 23, 2013

/s/ James Smaha James Smaha	Director	August 23, 2013

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation, as amended on June 7, 2011. Incorporated by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2011.

3.2	Bylaws. Incorporated by reference to Exhibit 3.3 to Amendment No. 1 of the Registrant’s Registration Statement on Form S-1 dated August 6, 2004 (Registration No. 333-116880).

3.3	Certificate of Designation of Series A Preferred Stock. Incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on August 25, 2009.

4.1	Form of Registrant’s Common Stock Certificate. Incorporated by reference to Exhibit 4.1 to Amendment No. 1 of the Registrant’s Registration Statement on Form S-1 dated August 6, 2004 (Registration No. 333-116880).

5.1**	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

10.1*	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers. Incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-1 dated June 25, 2004 (Registration No. 333-116880).

10.2*	Amended and Restated 1999 Stock Option Plan and related form agreements there under. Incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on August 16, 2006.

10.3*	Amended and Restated 2004 Equity Incentive Plan. Incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2011.

10.3.1*	Form of Restricted Stock Unit Agreement. Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.2*	Form of Amended and Restated Stock Option Agreement. Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.3*	French Sub-Plan for the Grant of Restricted Stock Units. Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.4*	Form of Restricted Stock Unit Agreement for Employees in France. Incorporated by reference to Exhibit 10.3.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.5*	French Sub-Plan for the Grant of Stock Options. Incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.6*	Form of Stock Option Agreement for Employees in France. Incorporated by reference to Exhibit 10.4.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.7*	India Sub-Plan. Incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.8*	Form of Restricted Stock Unit Agreement For Employees in India. Incorporated by reference to Exhibit 10.5.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.3.9*	Form of Stock Option Agreement for Employees in India. Incorporated by reference to Exhibit 10.5.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on July 11, 2006.

10.4*	Amended and Restated 2004 Employee Stock Purchase Plan. Incorporated by reference to Exhibit 10.4 to Amendment No. 6 of the Registrant’s Registration Statement on Form S-1 dated September 1, 2005 (Registration No. 333-116880).

10.4.1*	2004 Employee Stock Purchase Plan as amended dated as of October 22, 2008. Incorporated by reference to Exhibit 10.5 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2008.

Exhibit Number	Description

10.5	Lease agreement, dated as of February 7, 2006, as amended by the first amendment dated June 26, 2006 and the second amendment dated December 8, 2010, between Registrant and ProLogis, and addenda thereto. Incorporated by reference to Exhibit 10.5 of the Registrant’s Annual Report on Form 10-K filed with the SEC on February 27, 2006.

10.6	Asset Purchase Agreement by and between Ikanos Communications, Inc. and Conexant Systems, Inc. dated as of April 21, 2009. Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on April 24, 2009.

10.7	Entry into a Securities Purchase Agreement by and between Ikanos Communications, Inc. and Tallwood III, L.P., Tallwood III Associates, L.P., Tallwood III Partners, L.P., and Tallwood III Annex, L.P. (collectively, “Tallwood”) dated as of April 21, 2009. Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on April 24, 2009.

10.8	Entry into a Stockholder Agreement by and between Ikanos Communications, Inc. and Tallwood dated as of April 21, 2009. Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed with the SEC on April 24, 2009.

10.9*	Offer letter dated as of May 31, 2012 with Omid Tahernia. Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on June 11, 2012.

10.10*	Notice of Stock Option Grant and Stock Option Agreement dated as of June 11, 2012, by and between the Registrant and Mr. Tahernia. Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on June 11, 2012.

10.11*	Ikanos Communications, Inc. Executive Incentive Plan. Incorporated by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012.

21.1	Subsidiaries of the Registrant. Incorporate by references to the Registrant’s Annual Report on Form 10-K filed with the SEC on February 28, 2013.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2**	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1	Power of Attorney is herein referenced to the signature page of this registration statement.

*	Indicates a management contract or compensatory plan or arrangement
**	To be filed by amendment.